    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 7, 1999

                                                                FILE NO. 0-25093
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM 10
                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                   PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                            ------------------------

                        HARVEYS ACQUISITION CORPORATION

             (Exact Name of Registrant as Specified in Its Charter)


             NEVADA                               91-1942191
 (State or Other Jurisdiction of               (I.R.S. Employer
 Incorporation or Organization)              Identification No.)

 1999 AVENUE OF THE STARS, SUITE
              1200
     LOS ANGELES, CALIFORNIA                        90067
      (Address of Principal                       (Zip Code)
       Executive Offices)


                            ------------------------

              Registrant's telephone number, including area code:

                                  310-282-8820

                            ------------------------


                          Copies of correspondence to:


     Richard Ekleberry, Esq.             Jonathan H. Grunzweig, Esq.
 Harveys Acquisition Corporation   Skadden, Arps, Slate, Meagher & Flom LLP
   201 Main Street, Suite 2420              300 South Grand Avenue
      Fort Worth, TX 76102                  Los Angeles, CA 90071

                            ------------------------

       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

         NOT APPLICABLE                         NOT APPLICABLE
       Title of each class              Name of each exchange on which
       to be so registered               each class to be registered

                            ------------------------

       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                                (Title of class)

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
                               TABLE OF CONTENTS


 Item 1. Business.........................................................     1

 Item 2. Financial Information............................................    21

 Item 3. Properties.......................................................    36

 Item 4. Security Ownership of Certain Beneficial Owners and Management...    37

 Item 5. Directors and Executive Officers.................................    38

 Item 6. Executive Compensation...........................................    40

 Item 7. Certain Relationships and Related Transactions...................    47

 Item 8. Legal Proceedings................................................    49

 Item 9. Market Price of and Dividends on the Registrant's Common Equity
         and Related Stockholder Matters..................................    49

Item 10. Recent Sales of Unregistered Securities..........................    49

Item 11. Description of Registrant's Securities to be Registered..........    49

Item 12. Indemnification of Directors and Officers........................    51

Item 13. Financial Statements and Supplementary Data......................    51

Item 14. Changes in and Disagreements With Accountants on Accounting and
         Financial Disclosure.............................................    51

Item 15. Financial Statements and Exhibits................................    52

Index to Financial Statements.............................................   F-1

FORWARD LOOKING STATEMENTS MAY PROVE INACCURATE



    CERTAIN STATEMENTS IN THIS REGISTRATION STATEMENT (THE "REGISTRATION STATEMENT") CONTAIN OR MAY CONTAIN INFORMATION THAT IS FORWARD-LOOKING. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS AND WILL BE AFFECTED BY A VARIETY OF RISKS AND FACTORS INCLUDING BUT NOT LIMITED TO THE FOLLOWING: THE INABILITY OF REGULATED ENTITIES AND CERTAIN OFFICERS AND OTHER AFFILIATES OF THE COMPANY OR HARVEYS (AS DEFINED HEREIN) TO OBTAIN GAMING LICENSES OR PERMITS IN JURISDICTIONS WHERE THE CURRENT OR PLANNED BUSINESS OF HARVEYS REQUIRES SUCH LICENSES OR PERMITS; THE LIMITATION, CONDITIONING, REVOCATION OR SUSPENSION OF ANY SUCH GAMING LICENSES OR PERMITS; A FINDING OF UNSUITABILITY OR DENIAL BY REGULATORY AUTHORITIES WITH RESPECT TO ANY OFFICERS, DIRECTORS OR KEY EMPLOYEES REQUIRED TO BE FOUND SUITABLE; LOSS OR RETIREMENT OF KEY EXECUTIVES; INCREASED COMPETITION IN EXISTING MARKETS OR THE OPENING OF NEW GAMING JURISDICTIONS (INCLUDING IN NATIVE AMERICAN LANDS); A DECLINE IN THE PUBLIC ACCEPTANCE OF GAMING; INCREASES IN OR NEW TAXES OR FEES IMPOSED ON GAMING REVENUES OR GAMING DEVICES; SIGNIFICANT INCREASES IN FUEL OR TRANSPORTATION PRICES; ADVERSE ECONOMIC CONDITIONS IN HARVEYS' KEY MARKETS; AND SEVERE OR UNUSUAL WEATHER IN HARVEYS' KEY MARKETS. IN ADDITION, THE FINANCING REQUIRED FOR THE MERGER WILL SUBSTANTIALLY INCREASE THE LEVERAGE AND OTHER FIXED CHARGE OBLIGATIONS OF HARVEYS. THE LEVEL OF HARVEYS' INDEBTEDNESS AND OTHER FIXED CHARGE OBLIGATIONS COULD HAVE IMPORTANT CONSEQUENCES, INCLUDING BUT NOT LIMITED TO THE FOLLOWING: (1) A SUBSTANTIAL PORTION OF HARVEYS' CASH FLOW FROM OPERATIONS WOULD BE DEDICATED TO DEBT SERVICE AND OTHER FIXED CHARGE OBLIGATIONS AND WOULD NOT BE AVAILABLE FOR OTHER PURPOSES; (2) HARVEYS' ABILITY TO OBTAIN ADDITIONAL FINANCING IN THE FUTURE FOR WORKING CAPITAL, CAPITAL EXPENDITURES OR ACQUISITIONS MAY BE LIMITED; AND (3) HARVEYS' LEVEL OF INDEBTEDNESS COULD LIMIT ITS FLEXIBILITY IN REACTING TO CHANGES IN ITS INDUSTRY AND ECONOMIC CONDITIONS GENERALLY. READERS SHOULD CAREFULLY REVIEW THIS REGISTRATION STATEMENT IN ITS ENTIRETY, INCLUDING BUT NOT LIMITED TO HARVEYS' AND THE COMPANY'S RESPECTIVE FINANCIAL STATEMENTS AND THE NOTES THERETO.


ITEM 1. BUSINESS.

THE COMPANY

    Harveys Acquisition Corporation (the "Company") was formed at the direction of Colony Investors III, L.P., a Delaware limited partnership ("Colony III") and an affiliate of Colony Capital, Inc. ("Colony Capital") of Los Angeles, California, under the laws of the State of Nevada on January 30, 1998. The Company has conducted no business other than in connection with the Merger Agreement (as defined herein).


    Colony Capital is a private, international investment firm focusing primarily on real estate-related assets and operating companies with a strategic dependence on such assets. Colony III is its third discrete investment fund, a $1.0 billion discretionary equity partnership. Established coinvestment mechanisms provide the partnership with access to significant additional capital, as does the fund's $425 million revolving financing facility. Colony Capital is led by Thomas J. Barrack, Jr., Chairman and Chief Executive Officer, and Kelvin L. Davis, President and Chief Operating Officer. Colony Capital has a staff of approximately 80, with offices in Los Angeles, New York, Fort Worth, Kohala Coast in Hawaii, Singapore and Paris.



    The Company and Harveys Casino Resorts, a Nevada corporation ("Harveys"), entered into an Agreement and Plan of Merger dated as of February 1, 1998 (the "Merger Agreement"). Pursuant to the Merger Agreement, subject to the satisfaction or waiver of certain conditions to the obligations of the parties under the Merger Agreement, the Company will be merged (the "Merger") with and into Harveys. Harveys will be the surviving corporation in the Merger and continue its current business operations. The Articles of Incorporation and the Bylaws of the Company will become the Articles of Incorporation and the Bylaws of Harveys.



    In the Merger, each share of common stock of Harveys ("Harveys Common Stock") outstanding at the time the Merger becomes effective (the "Effective Time") (other than shares of Harveys Common

Stock held in Harveys' treasury) will be converted into the right to receive cash as provided in the Merger Agreement.



    In connection with and immediately prior to the Merger, the Company expects to issue 37,799 shares of its Class A Common Stock ("Class A Common") to Colony HCR Voteco, LLC, a Delaware limited liability company owned and managed by Messrs. Barrack and Davis ("Voteco"), and 3,879,001 shares of its Class B Common Stock ("Class B Common") to Colony III. Holders of Class A Common are entitled to one vote per share in all matters to be voted on by stockholders of the Company. Holders of Class B Common have no vote, except as otherwise expressly required by law. As a result of such issuance Voteco will hold 38,800 shares of Class A Common, and Colony III will hold 3,880,000 shares of Class B Common.



    The Company is issuing Class A Common and Class B Common so that Colony III may acquire substantially all the equity interest in Harveys without having any voting or other power to control the affairs of the Harveys, except as otherwise expressly required by law. If Colony III had any voting or other power to control the affairs of the Harveys, it or its constituent partners could be required to be licensed or found suitable pursuant to the gaming laws and regulations of jurisdictions in which Harveys conducts gaming operations. Following the Merger, Colony III will own approximately 97% of the outstanding non-voting common stock of Harveys through the ownership of 97% of the outstanding non-voting Class B Common, representing approximately 96% of the common equity of Harveys. Voteco will own 97% of the voting stock in Harveys through the ownership of 97% of the outstanding voting Class A Common, representing approximately 1% of the common equity of Harveys. Certain executive officers of Harveys will own 3% of the outstanding non-voting common stock and voting stock of Harveys through the ownership of 3% of each of the outstanding Class A Common and outstanding Class B Common representing approximately 3% of the common equity of Harveys. See "Item 4. Securities Ownership of Certain Beneficial Owners and Management" and "Item 7. Certain Relationships and Related Transactions." As a result, Voteco will be able to govern all matters of the Company that are subject to the vote of stockholders, including the appointment of directors and the amendment of the Company's Articles of Incorporation and Bylaws.



    The conditions to the consummation of the Merger include receipt of requisite approvals from the authorities regulating gaming in the states of Nevada, Colorado and Iowa. Voteco is required to be approved by the Nevada State Gaming Control Board and the Nevada Gaming Commission to acquire control of Harveys through the Merger. The proposed change of control in Harveys resulting from the Merger requires the approval of the Colorado Limited Gaming Control Commission, and Voteco, Colony III, the direct and indirect general partners of Colony III, Mr. Barrack, Mr. Davis and Mark Hedstrom, Chief Financial Officer of Colony Capital, who is expected to be appointed an observer of the Board of Directors of Harveys upon the Effective Time, are each required to be found suitable to be associated persons of Harveys' Colorado operating subsidiary. The proposed Merger required the approval of the Iowa Racing and Gaming Commission, which was granted on October 28, 1998 following background investigations of Voteco, Colony III, the direct and indirect general partners of Colony III, Mr. Barrack, Mr. Davis and Mr. Hedstrom. See "--Regulatory Matters."

    The diagram below shows the ownership of the Company and Harveys immediately before the Merger and the issuances of 37,799 shares of Class A Common and 3,879,001 shares of Class B Common to Voteco and Colony III, respectively, as well as certain affiliations between certain parties.



[Graphic depicting the following:
-Mr. Davis and Mr. Barrack each are members of Voteco
-Voteco owns 1 share of Class A Common of the Company
-Mr. Davis and Mr. Barrack each owns a stock interest in the indirect corporate general partner of Colony III
-Colony III owns 999 shares of Class B Common of the Company
-Public and management stockholders hold Harveys Common Stock
-The Company is to be merged with and into Harveys]

    The diagram below shows the ownership of the Company following the Merger, as well as certain affiliations among certain parties.


[Graphic depicting the following:
-Mr. Davis and Mr. Barrack each are members of Voteco
-Voteco owns 38,800 shares of Class A Common of Harveys
-Mr. Davis and Mr. Barrack each owns a stock interest in the indirect corporate general partner of Colony III
-Colony III owns 3,880,000 shares of Class B Common of Harveys
-Certain management stockholders hold 1,200 shares of Class A Common and 120,000 shares of Class B Common of Harveys
-Harveys pays merger consideration to public and certain management stockholders and option holders of Harveys]


    Shares of Class A Common held by Voteco will be subject to a Transfer Restriction Agreement (the "Transfer Restriction Agreement") by and among Messrs. Barrack and Davis, Voteco and Colony III. The Transfer Restriction Agreement will provide, among other things, that (1) Colony III has the option to purchase shares of Class A Common from Voteco in connection with sales of Class B Common by Colony III to a proposed purchaser who, in connection with such proposed sale, has obtained all licenses, permits, registrations, authorizations, consents, waivers, orders, findings of suitability or other approvals required to be obtained from, and has made all filings, notices or declarations required to be made with, all gaming authorities under all applicable gaming laws, and (2) Voteco will not transfer ownership of shares of Class A Common owned by it except pursuant to such option of Colony III. See "Item 4. Security Ownership of Certain Beneficial Owners and Management." Colony III required Voteco, Mr. Barrack and Mr. Davis to enter into the Transfer Restriction Agreement to restrict the ability of Voteco, Mr. Barrack and Mr. Davis, without the assent of Colony III, to obtain personal benefit from any control premium or price appreciation associated with the shares of Class A Common or to transfer control of Harveys to a third party. The per share exercise price of Colony III's option under the Transfer Restriction Agreement has been set to reimburse Voteco for its original cost of acquiring shares of Class A Common, plus a market-based interest rate. In addition, the Articles of Incorporation of the Company provide that no stock or other securities issued by the Company and no interest, claim or charge therein or thereto may be transferred, except in accordance with the provisions of the Nevada Gaming Control Act and the regulations promulgated thereunder (collectively, the "Nevada Act"). See "Item 11. Description of Registrant's Securities to be Registered."

    In addition, the Company has entered into a Memorandum of Understanding dated February 1, 1998 (the "MOU") with three senior executive officers of Harveys. The MOU provides, among other things, that the Company shall grant to certain executive officers of Harveys the number of shares of Class A Common and Class B Common that is equivalent in the aggregate to 3% of the Class A Common and Class B Common, respectively, outstanding as of the Effective Time. Pursuant to the MOU, HAC has agreed to appoint Charles W. Scharer, currently Chairman of the Board of Directors, President and Chief Executive Officer of Harveys, to be a director of the Company, and Stephen L. Cavallaro, currently Chief Operating Officer (Subsidiary Properties) of Harveys, to serve as a non-voting observer of the Board of Directors of the Company.



    The Company currently intends to finance the Merger and pay related fees and expenses with (1) proceeds from the issuance of Class B Common to Colony III and Class A Common to Voteco, (2) proceeds from the private placement of non-voting preferred stock (the "Series A Preferred"), (3) borrowings by Harveys under a $185 million credit facility (the "Amended and Restated Credit Facility") and
(4) Harveys' available cash (collectively, the "Merger Financing"). A portion of the financing for the Merger will be initially provided pursuant to a loan (the "Loan") from a group of banks led by Wells Fargo Bank, National Association ("Wells Fargo") to the Company. Upon consummation of the Merger, the Loan will be refinanced principally through the Amended and Restated Credit Facility pursuant to an Amended and Restated Credit Agreement among Harveys, Harveys C.C. Management Company, Inc., Harveys Iowa Management Company, Inc., Harveys Tahoe Management Company, Inc. and HCR Services Company, Inc., as borrowers (the "Borrowers"), Wells Fargo, as swingline lender, letter of credit issuer and agent, and the lenders party thereto. The Amended and Restated Credit Facility will replace Harveys' existing credit facility upon consummation of the Merger. Funding under the Loan and the Amended and Restated Credit Facility is subject to the satisfaction of customary conditions precedent. If the Merger is consummated, the actual types and amounts of funds utilized to finance the Merger and pay related fees and expenses may differ based on prevailing circumstances at the time. In addition, application of the Merger Financing is subject to, among other matters, applicable gaming authority approvals.



    The Amended and Restated Credit Facility will be secured by substantially all of Harveys' and the other Borrowers' assets including, subject to applicable gaming approvals, a pledge of all of the capital stock of each of the Borrowers (other than Harveys), mortgages on all material real property owned or leased by the Borrowers and the accounts receivable, inventory, equipment and intangibles of the Borrowers. The Amended and Restated Credit Facility will mature and be fully due and payable five years from the date of the Merger. The permitted principal balance of the Amended and Restated Credit Facility will reduce on a quarterly basis, commencing on the last day of the seventh fiscal quarter following the date of the Merger. Interest on borrowings outstanding under the Amended and Restated Credit Facility will be payable, at Harveys' option, at either the London Inter-Bank Offering Rate or an alternative base rate, in each case plus an applicable margin. In the future, the applicable margins may be changed, based on the ratio of the Borrowers' total funded debt to EBITDA. The Amended and Restated Credit Facility contains a number of covenants that, among other things, subject to applicable gaming approvals, restrict the ability of Harveys and the other Borrowers to dispose of assets, incur additional indebtedness, prepay the Notes, pay dividends, create liens on assets, make investments, loans or advances, engage in mergers or consolidations, change the business conducted by Harveys or the other Borrowers or engage in certain transactions with affiliates and otherwise restrict certain corporate activities. In addition, under the Amended and Restated Credit Facility, Harveys and the other Borrowers will be required to maintain specified financial ratios and net worth requirements, satisfy specified financial tests, including interest coverage tests, and maintain certain levels of annual capital expenditures. The Amended and Restated Credit Facility contains events of default customary for facilities of this nature. Specifically, the Amended and Restated Credit Facility prohibits the payment of cash dividends on the Preferred Stock, unless the Leverage Ratio is less than or equal to 3 to 1. "Leverage Ratio" is calculated by reference to Harveys, HCCMC, HIMC, HLVMC and HTMC and any other subsidiaries of Harveys subsequently designated as a

"Restricted Subsidiary" under the Amended and Restated Credit Facility and refers to the ratio of total indebtedness to EBITDA.



    Harveys recently amended the indenture (the "Indenture") governing its 10 5/8% Senior Subordinated Notes due 2006 (the "Notes"), with the changes to become operative at the Effective Time. Harveys sought and received the consent of the holders of its Notes to: (1) the one-time waiver of the applicability of the Indenture to the Merger, including the waivers of (a) the change of control covenant in the Indenture and (b) the "Merger, Consolidation or Sale of Assets" provision in the Indenture that may restrict the financing of the Merger and related transactions, and (2) the amendment of the definition of "Consolidated Cash Flow" in the Indenture to add back certain costs related to the Merger. The Merger is subject to satisfaction or waiver of certain conditions, including the receipt of gaming regulatory approvals, and there can be no assurance that it will be consummated.



    The Company is filing this Form 10 Registration Statement (the "Registration Statement") voluntarily. The Company is not required to file this Registration Statement pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") or the rules and regulations of the Securities and Exchange Commission (the "SEC") promulgated thereunder. Following effectiveness of this Registration Statement, the Company will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by the Company at the SEC's public reference facilities or Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The Company's filings are also available to the public from commercial document retrieval services and at the world wide web site maintained by the SEC at http://www.sec.gov.



HARVEYS CASINO RESORTS


    OVERVIEW


    Harveys is an established owner, operator and developer of high-quality hotel/casinos in Nevada, Colorado and Iowa. Harveys, through its wholly owned subsidiary Harveys Tahoe Management Company, Inc. ("HTMC"), owns and operates Harveys Resort Hotel/Casino ("Harveys Resort"), the Lake Tahoe area's largest hotel/casino. Harveys Resort, in operation since 1944, is situated on the south shore of scenic Lake Tahoe on the Nevada/California state line. Harveys, through its wholly owned subsidiary Harveys C.C. Management Company, Inc. ("HCCMC"), owns and operates Harveys Wagon Wheel Hotel/ Casino ("Harveys Wagon Wheel") in Central City, Colorado, which opened in December 1994 as the first major hotel/casino serving the greater Denver area. Harveys, through its wholly owned subsidiary Harveys Iowa Management Company, Inc. ("HIMC"), owns and operates a riverboat casino and hotel/convention center in Council Bluffs, Iowa across the Missouri River from Omaha, Nebraska. The Harveys Casino Hotel riverboat casino opened on January 1, 1996 and is one of only three operators in the Omaha/Council Bluffs gaming market, which includes one other riverboat casino and a slot machine operator at the local dogtrack. Harveys was incorporated in Nevada in 1955.



    Harveys Resort was originally founded on the south shore of Lake Tahoe by Harvey and Llewellyn Gross in 1944 as a one-room saloon, cafe and casino. Harveys has developed the property into a major hotel/casino consisting of 740 hotel rooms, an 82,000-square foot casino, 23,000 square feet of convention space, 2,946 parking spaces, the 280-seat Emerald Theater and Cabaret, a wedding chapel, restaurants and retail shops, a pool, a health club and a video arcade. Harveys Resort offers its customers high-quality hotel rooms, excellent dining facilities, an exciting location, entertaining events and a lively gaming atmosphere.


    Through Harveys Wagon Wheel, which opened in December 1994, Harveys established the first major hotel/casino serving the greater Denver area, Colorado's major population center of more than 2 million people. Harveys Wagon Wheel includes 1,046 slot machines, 18 table games and a nine-table poker area, a 118-room hotel and 730 on-site covered parking spaces. Other amenities include a Tony Roma's Famous for Ribs restaurant, a Tony Roma's Express, an entertainment lounge and a video game arcade.



    The Harveys Casino Hotel riverboat casino accommodates 2,352 passengers and is berthed on the Missouri River directly across from Omaha in Council Bluffs, Iowa. The riverboat casino has 28,250 square feet of casino space on three decks and contains 1,084 slot machines, 51 table games and a seven-table poker area. The land-based amenities, which opened in May 1996, include surface parking for approximately 2,300 cars and a 14-story, 251-room hotel with a 21,000-square foot convention center.



    BUSINESS STRATEGY


    Harveys' business strategy is to develop premium hotel/casino facilities in markets in which Harveys believes it can establish and maintain a prominent position or niche. Each of Harveys' properties offers casino gaming and a full range of amenities in a friendly atmosphere that caters to middle- and upper middle-income customers. This strategy emphasizes the following elements:


    HIGH-QUALITY FACILITIES AND SUPERIOR CUSTOMER SERVICE. As part of its commitment to providing a quality entertainment experience for its patrons, Harveys is dedicated to ensuring a high level of customer satisfaction and loyalty by providing distinctive and modern accommodations and attentive customer service in a friendly atmosphere. Management recognizes that consistent quality and a comfortable atmosphere can differentiate its facilities from the competition in all of its markets. Harveys strives to meet customer demand by furnishing each of its properties with a variety of restaurants and non-gaming amenities. To foster a high level of customer satisfaction through attentive customer service, management plays an active role in the training of all of its employees at all levels. Harveys' goal of becoming a truly customer-focused organization has been achieved at all Harveys' properties through training programs that include role playing and simulations. Management believes that these programs have evolved to provide Harveys' customers with a truly unique experience. Harveys has implemented attractive employee benefit programs at all of its facilities to recruit and retain friendly, professional employees.



    STRATEGIC LOCATIONS. Management believes that location is the key to attracting customers. South Lake Tahoe, which draws approximately 2 million visitors per year, is a unique gaming location because of its natural surroundings and variety of outdoor attractions and activities. Harveys Resort is strategically placed on a site adjacent to the California border in close proximity to more than 6,500 hotel and motel rooms in non-gaming facilities. Harveys Wagon Wheel is located on a highly visible site in Central City, Colorado, a picturesque mountain town approximately 35 miles west of Denver. Harveys Casino Hotel is within a ten-minute drive of the Omaha/Council Bluffs metropolitan regional airport and is located directly off Interstates 29, 80 and 480.



    TARGETED CUSTOMER BASE. Harveys targets middle- to upper middle-income customers who tend to have more disposable income for gaming and entertainment. Harveys Resort seeks to attract these customers by offering well-appointed rooms and a "party" atmosphere for those seeking nightlife and entertainment. Harveys also has established extensive customer databases and uses sophisticated player tracking systems to award cash rebates or promotional allowances, such as complimentary rooms, food, beverage and entertainment. Management believes that by continuing to promote the Harveys image and retain and develop customer relationships it will increase its share of higher-income customers attracted to the south Lake Tahoe market. Harveys Wagon Wheel targets middle- to upper middle-income customers from the greater Denver area who seek a quality gaming experience, convenient parking and overnight accommodations. Harveys' management believes it has successfully built a loyal customer base at Harveys Wagon Wheel by being the first full-service casino, with overnight accommodations and full amenities, in the Central City/Black Hawk area. Harveys Casino Hotel targets frequent, middle-income players from the Omaha/Council Bluffs area. Harveys believes that the hotel and convention facilities, opened in mid-1996, attract new players by capturing overnight guests as well as meetings and small conventions business.

    EFFECTIVE MARKETING. Harveys aggressively promotes all of its properties through television, radio, billboard and print advertising. In February 1997, Harveys announced that Bill Cosby agreed to become a spokesperson for Harveys. Under a contract with Harveys, Mr. Cosby is actively involved in promoting Harveys through entertainment appearances at Harveys' properties and through advertising messages on television, radio and billboards. Harveys believes that its association has been and will continue to enhance the national visibility of Harveys. Since 1989, Harveys has increased its share of gaming revenues in south Lake Tahoe from approximately 24% to approximately 28% in 1997, due largely to its targeted marketing strategy. Harveys attracts customers to Harveys Wagon Wheel by aggressively promoting the facility's hotel rooms, on-site parking, quality dining facilities and varied entertainment activities in a market in which such amenities are a distinct competitive advantage. Harveys Casino Hotel is marketed as "Harveys, You Can Have It All!" in the Omaha/Council Bluffs market through the extensive use of television and newspaper advertisement, billboards, regular promotions and sweepstakes as well as point-of-sale materials located in local motels, hotels, restaurants and other visitor attractions.



    EMPHASIS ON SLOT PLAY. Responding to the increased popularity of slot machines over the past several years, Harveys has shifted its gaming mix toward slot machines. The mix of slot machines is closely matched to the demand of the customer base at each property. Harveys Resort now includes a greater percentage of $1 and higher denominated machines to appeal to the higher-income gaming clientele of Harveys Resort, including $5, $25 and $100 slot machines offered within a premium player section. This increase in higher denominated machines increased win per unit at Harveys Resort by approximately 31.8% between fiscal years 1988 and 1998. Harveys Wagon Wheel offers 1,046 slot machines, approximately 246 more machines than are currently offered by any other gaming facility in the area, and Harveys Casino Hotel offers 1,084 slot machines. Slot machines, which are less labor intensive and require less square footage than table games, also generate higher profit margins compared to table games. Harveys monitors payout percentages closely and ensures that its slot machine payouts are competitive.



    PROPERTIES



    HARVEYS RESORT. Harveys Resort, the largest hotel/casino in the Lake Tahoe area, is located on approximately 19.8 acres on U.S. Highway 50, the main route through south Lake Tahoe. The hotel/casino, situated on the south shore of Lake Tahoe with a panoramic view of the lake and surrounding mountains, is among Lake Tahoe's most modern facilities. The main structure is a 17-story glass-faced tower completed in 1991, connected to a 12-story tower which was completely rebuilt in 1982. Harveys Resort features 740 rooms, 36 of which are luxury suites, and an 82,000-square foot casino containing approximately 2,060 slot machines, 95 table games, a 13-table poker area, a race and sports book and a keno lounge. Other amenities include 23,000 square feet of convention space, 2,946 parking spaces, the 280-seat Emerald Theater and Cabaret, a wedding chapel, restaurants, retail shops, a pool, a health club and a video arcade. Harveys Resort's eight restaurants offer a wide variety of high quality food and consist of a coffee shop, a Mexican restaurant, a seafood and pasta restaurant, a premier steakhouse, a buffet, a snack bar, Llewellyn's, Harveys Resort's upscale award-winning restaurant featuring a spectacular view of Lake Tahoe, and a Hard Rock Cafe, located on the casino floor, which is owned and operated by Hard Rock Cafe International (USA), Inc. In recognition of the outstanding quality of the facility and its excellent service, Harveys Resort has received the AAA Four Diamond Award every year for the last 17 years. Harveys expended $15.9 million at Harveys Resort in fiscal years 1997 and 1998, and has carried over $1.8 million in unexpended budgeted amounts to fiscal year 1999, to increase Harveys' market share and to position Harveys to benefit from the ongoing South Lake Tahoe Redevelopment Projects. In 1984, the City of South Lake Tahoe, California, adopted a redevelopment plan and created the South Tahoe Redevelopment Agency. The redevelopment plan has resulted in the removal of numerous older motel and retail properties along Highway 50 through the City of South Lake Tahoe. The properties were demolished, creating a scenic open space corridor containing public facilities and wetlands. The redevelopment plan resulted in a 400-room Embassy Suites hotel on the California-Nevada state line, completed in 1991. It is anticipated that the next phase of redevelopment will involve the condemnation of certain older motels and retail establishments located within one mile of Harveys Resort and the replacement thereof with a regional transit center including an aerial tram to the Heavenly ski area, parking facilities, a theater complex, retail space, upscale hotels and vacation interval units. It is anticipated that the third phase, also to be located immediately adjacent to the California-Nevada state line, will result in a regional convention facility, hotel, retail space, regional parking facilities and various public amenities. Harveys has entered into a Memorandum of Understanding with the South Lake Tahoe Redevelopment Agency that provides Harveys with the exclusive right until January 31, 1999 to develop the third phase.



    The south Lake Tahoe gaming market generated over $300 million in gaming revenues in each of Harveys' last three fiscal years. The Lake Tahoe area is a unique gaming location because of its natural surroundings and variety of year-round outdoor recreational activities, including skiing, boating, fishing and golfing. The south Lake Tahoe area draws tourists primarily from nearby Reno and Northern California. There are four major casinos in this market to serve the approximately 2 million annual visitors. The Tahoe Regional Planning Compact, a compact between the states of Nevada and California approved by the U.S. Congress, prohibits the addition of new gaming facilities and limits the expansion of existing casinos in the Lake Tahoe basin.



    HARVEYS WAGON WHEEL. Through Harveys Wagon Wheel, which opened in December 1994, Harveys established the first major hotel/casino serving the greater Denver area. Harveys Wagon Wheel is located on a highly visible site in Central City, Colorado, a picturesque mountain town approximately 35 miles west of Denver. Harveys Wagon Wheel includes approximately 40,000 square feet of casino space, 1,046 slot machines, 18 table games, a nine-table poker area, a 118-room hotel and 730 on-site covered parking spaces, including 530 spaces in the market's first self-park garage, completed in June 1997. Other amenities include a Tony Roma's Famous for Ribs restaurant, a Tony Roma's Express, an entertainment lounge and a video game arcade. Harveys Wagon Wheel was the first casino in the Central City/Black Hawk area to offer all of these amenities.



    HARVEYS CASINO HOTEL. On January 1, 1996, Harveys opened, as the first phase of Harveys Casino Hotel, a 2,352-passenger riverboat casino berthed on the Missouri River in Council Bluffs, Iowa directly across from Omaha. The riverboat has 28,250 square feet of casino space on three decks and contains 1,084 slot machines, 51 table games and a seven-table poker area. On May 24, 1996, Harveys opened the second phase of Harveys Casino Hotel, including surface parking for approximately 2,300 cars, and a 14-story, 251-room hotel with a 21,000-square foot convention center. Harveys has recently received all approvals necessary to build a 1,630-space parking structure that will feature climate-controlled access to the adjacent casino. Construction on the parking structure is planned to commence in fiscal year 1999.



    Harveys Casino Hotel is situated on a 60.7-acre parcel of land which is located within a ten-minute drive of the Omaha/Council Bluffs regional airport and directly off Interstates 29, 80 and 480. Approximately 20 acres of the site are occupied by a nine-hole municipal golf course, which Harveys leases to the City of Council Bluffs for a nominal fee. This arrangement allows Harveys the option of using this land for future expansion needs. In addition, Harveys has acquired an adjacent 42.5-acre site to accommodate future expansion or support facilities.



    Harveys Casino Hotel's target market is the approximately 760,000 residents in the greater Omaha/ Council Bluffs metropolitan area and the nearly 3 million residents within a three-hour drive of the facility. In addition, the casino, hotel and convention facilities are marketed to the estimated 2.7 million visitors and tourists who visit the Omaha metropolitan area annually. Harveys Casino Hotel markets itself as "Harveys, You Can Have It All!" in the Omaha/Council Bluffs market through the extensive use of television and newspaper advertisement, billboards, regular promotions and sweepstakes as well as point-of-sale materials located in local motels, hotels, restaurants and other visitor attractions. Harveys Casino Hotel targets frequent, middle-income players from Omaha, Council Bluffs and the surrounding area. Harveys believes that the hotel and convention facilities attracts new players by capturing overnight guests and individuals attending meetings and small conventions.

    The following table sets forth certain information about Harveys' hotel operations:



                                                         YEARS ENDED NOVEMBER 30,
                                           -----------------------------------------------------
                                             1997       1996       1995       1994       1993
                                           ---------  ---------  ---------  ---------  ---------
Number of hotel rooms....................       1109       1109        858        740        740
Average hotel occupancy rate.............       83.9%      82.2%      77.2%      71.8%      76.4%
Average daily room rate..................  $   90.70  $   92.39  $  100.49  $  106.99  $  102.81
Average daily revenue per available
  room...................................  $   76.07  $   75.98  $   77.60  $   76.87  $   78.57



In addition, Harveys expended approximately $1.1 million and $0.3 million for renovations in conection with its hotel operations in fiscal years 1998 and 1997, respectively.



    LAS VEGAS AND OTHER DEVELOPMENT OPPORTUNITIES. In December 1997, Harveys entered into an option agreement, subsequently extended to April 15, 1999, to acquire 33.3 acres of land located at the intersection of Harmon Avenue and Koval Lane in Las Vegas, which is one block from the Las Vegas Strip. The option price is $2.36 million per acre. Harveys is currently considering the feasibility of developing a hotel/casino project on the site. There can be no assurance that Harveys will exercise its option or, if it exercises the option, will successfully develop a project on the site. Any such development would require substantial financing, which Harveys may not be able to obtain or service. Any development would also require significant management resources, which could limit the availability of Harveys' existing management for the operation of Harveys' current hotel/casino operations.



    Harveys from time to time considers strategic acquisition opportunities which come to its attention, both in jurisdictions in which it currently conducts business and in other jurisdictions. There can be no assurance that any acquisition or other development agreements will be reached.


    COMPETITION


    The gaming industry is highly competitive. Harveys competes for customers primarily on the basis of location, range and pricing of amenities and overall atmosphere. Several of the competitors of Harveys have substantially greater name recognition and financial and marketing resources.



    LAKE TAHOE. Harveys Resort competes with a number of other hotel/casinos at Lake Tahoe and to a lesser extent, with hotel/casino operations located in Reno, Las Vegas and Laughlin, Nevada and casinos on Native American lands in California. In south Lake Tahoe, Harveys Resort competes primarily with three other major casino operations: Harrah's Lake Tahoe, Caesars Tahoe and the Horizon Casino Resort.



    In 1987, the Tahoe Regional Planning Agency, an entity approved by Congress and established under the Tahoe Regional Planning Compact between the states of California and Nevada, placed restrictions on additional commercial, residential and tourist accommodation construction at Lake Tahoe in an effort to curb development and to preserve the local environment. Under the Tahoe Regional Planning Compact and community plan constraints, future tourist accommodation units added to the market will be required to mitigate their environmental impacts. Such measures may include replacing an imposed multiple of older tourist accommodation units. The limited number of rooms available at Lake Tahoe, however, allows Lake Tahoe hotel/casino operators to achieve much higher nightly room rates than those in most other gaming jurisdictions. The occupancy rate for the 2,250 upscale rooms in the four major south Lake Tahoe casinos has historically been between 75% and 80%, while the occupancy rate in the motels is typically between 40% and 50%. It is estimated that the average daily room rate for the Lake Tahoe hotel/casinos is over $100, compared to average estimated rates of $25 to $65 for Las Vegas, Reno and Laughlin. The Tahoe Regional Planning Agency has imposed significant restrictions on construction, and the Tahoe Regional Planning Compact limits the expansion of gaming facilities, in the Lake Tahoe basin. These restrictions prohibit existing casinos from expanding cubic volume of structures housing gaming and limit expansion of the gaming areas within such structures. Harveys believes that because of such restrictions, it is unlikely that any new hotel/casinos will commence operations at Lake Tahoe or that any of the smaller existing casinos will expand to a size that could make them competitive with the four major casinos; however, Harveys expects that the four major hotel/casinos will continue to compete intensely.


    In addition, as a result of the approval of state proposition 5, the California Indian Self-Reliance Initiative, in California in November 1998, additional competition could result from an increase in the number of casinos on Native American lands in California, including on lands that are between Harveys Resort and major population centers, such as the San Francisco Bay area, and proximate to Highway 50, the primary road route to south Lake Tahoe.



    CENTRAL CITY/BLACK HAWK. Harveys Wagon Wheel competes primarily with the six casinos with the largest number of gaming devices in Central City and Black Hawk as well as the 24 smaller gaming establishments in operation as of November 1, 1998, in Central City and Black Hawk. The six largest casinos, together with Harveys Wagon Wheel, as of November 1, 1998 had more than 56% of all gaming devices in the Central City/Black Hawk area. The adjacent cities of Central City and Black Hawk form Colorado's primary gaming market. In this market the majority of the existing gaming establishments lack on-site parking, overnight accommodations and non-gaming amenities. The Lodge Casino, offering 700 on-site parking spaces (including 300 spaces shared with the adjacent Gilpin Hotel Casino) and overnight accommodations in 50 hotel rooms, opened in Black Hawk in June 1998. The Isle of Capri opened in Black Hawk on December 31, 1998, with 1,100 parking spaces. A number of other projects are either under construction, including a casino proposed to have 520 covered self-park spaces being developed by Riviera Holdings Corporation, or in the planning stages. Some or all of these projects may include on-site parking spaces and overnight accommodations or other amenities that would increase competition with Harveys Wagon Wheel. Substantially all recent casino development in the Central City/Black Hawk area has occurred in Black Hawk, which visitors from the Denver area must drive through in order to reach Central City. In addition, from time to time, the towns of Central City and Black Hawk undertake roadway and other infrastructure improvements. Because the towns are generally accessible only by a single road, such infrastructure projects may deter gaming customers from visiting the Central City/Black Hawk area or traveling through Black Hawk to Central City. There can be no assurance that the development or concentration of casinos or infrastructure improvements in Black Hawk will not adversely affect the number of gaming customers visiting Harveys Wagon Wheel in Central City. In addition, the municipal governments of Central City and Black Hawk compete to attract gaming patrons and gaming development to their respective towns, including by improving road access. Black Hawk's financial resources are currently substantially greater than Central City's, and there can be no assurance that Black Hawk will not make improvements or provide other inducements that would result in reduction of the number of gaming patrons visiting Harveys Wagon Wheel in Central City. Currently, limited stakes gaming in Colorado is legal in Central City, Black Hawk, Cripple Creek and two Native American reservations in southwest Colorado. However, there can be no assurances that limited stakes gaming will not be approved in other Colorado communities in the future, or that other forms of gaming will not be legalized in the Central City/ Black Hawk area, other Colorado communities or in the state generally. For instance, state legislation permitting video lottery terminals has been proposed from time to time; although such legislation has failed, there can be no assurance that video lottery terminals will not be legalized in Colorado. The legalization of gaming in areas closer than Central City/Black Hawk to Denver, the major population center of Colorado, would likely have a material adverse effect on Harveys' operation in Central City.



    OMAHA/COUNCIL BLUFFS. Harveys Casino Hotel, with its riverboat casino that opened on January 1, 1996 and the adjacent 251-room hotel and 21,000-square foot convention center that opened on May 24, 1996, provided the first of only three major hotel products in the city. Harveys Casino Hotel's target markets are the 760,000 residents of the greater Omaha/Council Bluffs area and the nearly 3 million residents within a three-hour drive of the facility. Additionally, Harveys Casino Hotel's hotel and convention facilities are marketed to an estimated 2.7 million visitors and tourists who visit the Omaha metropolitan area annually, which now offers approximately 7,000 hotel and motel units and is home to major tourist attractions such as the Henry Doorley Zoo, museums, a pari-mutuel track and historic monuments. Harveys Casino Hotel's casino competes with Ameristar Casino Inc.'s riverboat casino in

Council Bluffs, which opened on January 19, 1996, as well as with the slot machines installed at a dogtrack in the Council Bluffs area and other amusement attractions.



    In Iowa, gaming is subject to approval by county referendum. While gaming is approved in Pottawattamie County, where Harveys Casino Hotel is located, another referendum may be held at any time upon satisfactory petition, and another referendum is required to be held in 2002. There can be no assurance that gaming would be approved again in any referendum in Pottawattamie County. In addition, should casino-style gaming be permitted in Nebraska, or should gaming facilities be opened in Omaha, Harveys Casino Hotel could be materially adversely affected.


    EMPLOYEES


    As of November 30, 1998, Harveys had approximately 4,115 employees. Management believes that employee relations are good. Harveys has entered into a collective bargaining agreement that covers approximately eight employees. This agreement relates to stage-hand employees who provide support to entertainment facilities at Harveys Resort. None of Harveys' other employees are represented by labor unions.



    ENVIRONMENTAL MATTERS



    Harveys is subject to various Federal, state and local laws, ordinances and regulations which (1) govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal of solid and hazardous toxic wastes, or (2) may impose liability on property owners and operators for the costs of removal or remediation of certain hazardous substances released on their property. Harveys management believes it is in material compliance with these laws.



    Harveys Wagon Wheel is in the vicinity of the Central City/Clear Creek Superfund Site (the "Superfund Site") as designated by the Environmental Protection Agency (the "EPA") pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended ("CERCLA" or "Superfund"). The Superfund Site, the overall boundaries of which have not been explicitly defined, includes numerous specifically identified areas of mine tailings and other waste piles from former gold mine operations that are the subject of ongoing investigation and cleanup by the EPA and the State of Colorado. CERCLA requires cleanup of sites from which there has been a release or threatened release of hazardous substances and authorizes the EPA to take any necessary response actions at Superfund sites, including ordering potentially responsible parties ("PRPs") to clean up or contribute to the cleanup of a Superfund site. PRPs are broadly defined under CERCLA, and include past and present owners and operators of a site. Courts have interpreted CERCLA to impose strict, joint and several liability upon all persons liable for response costs.



    In the course of developing Harveys Wagon Wheel, investigations at the site were conducted in accordance with requirements of governmental authorities as a prerequisite to obtaining necessary development permits. The investigations have been completed and the requisite permits issued. Currently, the EPA has not identified any mine tailings or other waste piles at Harveys Wagon Wheel. Nonetheless, there is the potential that the EPA or other governmental authorities could broaden their investigations and identify additional areas, including the Harveys Wagon Wheel site, for cleanup as part of the Superfund Site. If the Harveys Wagon Wheel site were included in the EPA's investigation and designated as an additional area within the Superfund Site, Harveys may be identified as a PRP and any liability of Harveys related to the Superfund Site could have a material adverse effect on Harveys.



    LITIGATION



    Harveys is a defendant in various lawsuits and other legal proceedings incidental to its business. Harveys' management does not believe that the outcome of any such litigation, in the aggregate, will have a material adverse effect on Harveys.



    The Company has not been a party to any lawsuit or other legal proceedings adverse to it.

    REGULATORY MATTERS

    NEVADA GAMING LAWS AND REGULATIONS. The ownership and operation of casino gaming facilities in Nevada and the manufacture and distribution of gaming devices and cashless wagering systems for use or play in Nevada or for distribution outside of Nevada are subject to (1) the Nevada Act and (2) various local ordinances and regulations. Harveys' gaming operations are subject to the licensing and regulatory control of the Nevada State Gaming Control Board (the "Nevada Board") and the Nevada Gaming Commission (the "Nevada Commission"). The Nevada Board and the Nevada Commission are collectively referred to hereinafter as the "Nevada Gaming Authorities."


    The laws, regulations and supervisory procedures of the Nevada Gaming Authorities are based upon declarations of public policy which are concerned with, among other things: (1) the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity; (2) the strict regulation of all persons, locations, practices, associations and activities related to the operation of licensed gaming establishments and the manufacture and distribution of gaming devices and cashless wagering systems; (3) the establishment and maintenance of responsible accounting practices and procedures; (4) the maintenance of effective controls over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues, providing reliable record keeping and requiring the filing of periodic reports with the Nevada Gaming Authorities; (5) the prevention of cheating and other fraudulent practices; and (6) providing a source of state and local revenues through taxation and licensing fees. Changes in such laws, regulations and procedures could have an adverse effect on Harveys' gaming operations.


    HTMC is required to be licensed by the Nevada Gaming Authorities. The gaming license requires the periodic payment of fees and taxes and is not transferable. HTMC is also licensed as a manufacturer and distributor of gaming devices. Harveys is registered by the Nevada Commission as a publicly traded corporation (a "Registered Corporation") and has been found suitable to own the stock of HTMC. As a Registered Corporation, Harveys is required to submit detailed financial and operating reports to the Nevada Commission and Nevada Board and furnish any other information which the Nevada Commission or Nevada Board may require. Harveys is expected to continue to qualify as a Registered Corporation as defined in the Nevada Act upon the effectiveness of this Registration Statement. No person may become a stockholder of, or receive any percentage of the profits from, HTMC without first obtaining licenses and approvals from the Nevada Gaming Authorities. Harveys and HTMC have obtained from the Nevada Gaming Authorities the various registrations, licenses, findings of suitability, approvals and permits (individually, a "Gaming License" and, collectively, the "Gaming Licenses") required in order to engage in gaming, manufacturing and distributing operations in Nevada.

    The Nevada Gaming Authorities may investigate any individual who has a material relationship to, or material involvement with, Harveys or HTMC in order to determine whether such individual is suitable or should be licensed as a business associate of a gaming licensee. Officers, directors and certain key employees of Harveys and HTMC must file applications with the Nevada Gaming Authorities and may be required to be licensed or found suitable by the Nevada Gaming Authorities. The Nevada Gaming Authorities may deny an application for licensing for any cause which they deem reasonable. A finding of suitability is comparable to licensing, and both require submission of detailed personal and financial information followed by a thorough investigation. The applicant for licensing or a finding of suitability must pay all the costs of the investigation. Changes in licensed positions must be reported to the Nevada Gaming Authorities and in addition to their authority to deny an application for a finding of suitability or licensure, the Nevada Gaming Authorities have jurisdiction to disapprove a change in a corporate position.

    If the Nevada Gaming Authorities were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with Harveys or HTMC, the companies involved would have to sever all relationships with such person. In addition, the Nevada Commission may require Harveys and HTMC to terminate the employment of any person who refuses to file appropriate applications. Determinations of suitability or of questions pertaining to licensing are not subject to judicial review in Nevada.

    Harveys and HTMC each are required to submit detailed financial and operating reports to the Nevada Commission. Substantially all material loans, leases, sales of securities and similar financing transactions by Harveys and HTMC must be reported to, or approved by, the Nevada Commission.

    If it were determined that the Nevada Act was violated by Harveys or HTMC, the Gaming Licenses they hold could be limited, conditioned, suspended or revoked, subject to compliance with certain statutory and regulatory procedures. In addition, Harveys and HTMC, and the persons involved, could be subject to substantial fines of up to $250,000 for each separate violation of the Nevada Act at the discretion of the Nevada Commission. Further, a supervisor could be appointed by the Nevada Commission to operate Harveys Resort and, under certain circumstances, earnings generated during the supervisor's appointment (except for the reasonable rental value of Harveys Resort) could be forfeited to the State of Nevada. Limitation, conditioning or suspension of any gaming license or the appointment of a supervisor could (and revocation of any gaming license would) materially adversely affect Harveys' gaming operations.

    Any beneficial holder of Harveys' voting securities or other equity securities such as the Class B Common and Series A Preferred, regardless of the number of shares owned, may be required to file an application, be investigated, and have such holder's suitability as a beneficial holder of Harveys' voting securities or other equity securities determined if the Nevada Commission has reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada. The applicant must pay all costs of investigation incurred by the Nevada Gaming Authorities in conducting any such investigation.


    The Nevada Act requires any person who acquires beneficial ownership of more than 5% of Harveys' voting securities to report the acquisition to the Nevada Commission, and such person may be required to be found suitable. The Nevada Act requires that beneficial owners of more than 10% of Harveys' voting securities apply to the Nevada Commission for a finding of suitability within thirty days after the Chairman of the Nevada Board mails the written notice requiring such filing. Under certain circumstances, an "institutional investor," as defined in the Nevada Act, which acquires more than 10%, but not more than 15%, of Harveys' voting securities may apply to the Nevada Commission for a waiver of such finding of suitability if such institutional investor holds the voting securities for investment purposes only. An institutional investor shall not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of the board of directors of Harveys, any change in Harveys' corporate charter, bylaws, management, policies or operations of Harveys, or any of its gaming affiliates, or any other action which the Nevada Commission finds to be inconsistent with holding Harveys' voting securities for investment purposes only. Activities which are not deemed to be inconsistent with holding voting securities for investment purposes only include: (1) voting on all matters voted on by stockholders; (2) making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in its management, policies or operations; and (3) such other activities as the Nevada Commission may determine to be consistent with such investment intent. If the beneficial holder of voting securities who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information, including a list of beneficial owners. The applicant is required to pay all costs of investigation.


    Any person who fails or refuses to apply for a finding of suitability or a license within thirty days after being ordered to do so by the Nevada Commission or the Chairman of the Nevada Board, may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any stockholder found unsuitable and who holds, directly or indirectly, any beneficial ownership of the common stock of a Registered Corporation beyond such period of time as may be prescribed by the Nevada Commission may be guilty of a criminal offense. Harveys is subject to disciplinary action if, after it receives notice that a person is unsuitable to be a stockholder or to have any other relationship with Harveys, Harveys (1) pays that person any dividend or interest upon voting securities of Harveys, (2) allows that person to exercise, directly or indirectly, any voting right conferred through securities held by that person, (3) pays remuneration in any form to that person for services rendered or otherwise, or (4) fails to pursue all lawful efforts to require such unsuitable person to relinquish his voting securities including, if necessary, the immediate purchase of said voting securities for cash at fair market value.


    The Nevada Commission may, in its discretion, require the holder of any debt security of a Registered Corporation, such as the Notes, to file applications, be investigated and be found suitable to own the debt security of a Registered Corporation. If the Nevada Commission determines that a person is unsuitable to own such security, then pursuant to the Nevada Act, the Registered Corporation can be sanctioned, including by revocation of its approvals, if without the prior approval of the Nevada Commission, the Registered Corporation: (1) pays to the unsuitable person any dividend, interest, or any distribution whatsoever;
(2) recognizes any voting right by such unsuitable person in connection with such securities; (3) pays the unsuitable person remuneration in any form; or (4) makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation, or similar transaction.


    Harveys is required to maintain a current stock ledger in Nevada which may be examined by the Nevada Gaming Authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Nevada Gaming Authorities. A failure to make such disclosure may be grounds for finding the record holder unsuitable. Harveys is also required to render maximum assistance in determining the identity of the beneficial owner. The Nevada Commission has the power to require Harveys' stock certificates to bear a legend indicating that the securities are subject to the Nevada Act. However, to date, the Nevada Commission has not imposed such a requirement on Harveys.


    Harveys may not make a public offering of its securities without the prior approval of the Nevada Commission if the securities or the proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes. On October 23, 1997, the Nevada Commission granted Harveys approval to make public offerings for a period of two years, subject to certain conditions (the "Shelf Approval"). The Shelf Approval may, however, be rescinded for good cause without prior notice upon the issuance of an interlocutory stop order by the Chairman of the Nevada Board and must be renewed at the end of the two-year approval period. The Shelf Approval does not constitute a finding, recommendation or approval by the Nevada Commission or the Nevada Board as to the accuracy or adequacy of any prospectus regarding or the investment merits of the securities. Any representation to the contrary is unlawful.



    Changes in control of Harveys through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or any act or conduct by a person whereby the person obtains control, may not occur without the prior approval of the Nevada Gaming Authorities. Entities seeking to acquire control of a Registered Corporation must satisfy the Nevada Board and Nevada Commission in a variety of stringent standards prior to assuming control of such Registered Corporation. The Nevada Commission may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control to be investigated and licensed as part of the approval process relating to the transaction. Voteco has filed an application for approval of the Nevada Board and Nevada Commission to acquire control of Harveys and for registration as a holding company. In connection with Voteco's application, Messrs. Barrack and Davis have filed applications for Gaming Licenses as members of Voteco, and as directors and controlling persons of Harveys. No assurances can be given that such approval and Gaming Licenses will be granted or that, if granted, they will be granted on a timely basis.


    The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and corporate defense tactics affecting Nevada gaming licensees, and

Registered Corporations that are affiliated with those operations, may be injurious to stable and productive corporate gaming. The Nevada Commission has established a regulatory scheme to ameliorate the potentially adverse effects of these business practices upon Nevada's gaming industry and to further Nevada's policy to: (1) assure the financial stability of corporate gaming operators and their affiliates; (2) preserve the beneficial aspects of conducting business in the corporate form; and (3) promote a neutral environment for the orderly governance of corporate affairs. Approvals are, in certain circumstances, required from the Nevada Commission before Harveys can make exceptional repurchases of voting securities above the current market price thereof and before a corporate acquisition opposed by management can be consummated. The Nevada Act also requires prior approval of a plan of recapitalization proposed by Harveys' Board of Directors in response to a tender offer made directly to the Registered Corporation's stockholders for the purposes of acquiring control of the Registered Corporation.


    License fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Nevada and to the counties and cities in which a Nevada licensee's respective operations are conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly or annually and are based upon either: (1) a percentage of the gross revenues received; (2) the number of gaming devices operated; or (3) the number of table games operated. A casino entertainment tax is also paid by casino operations where entertainment is furnished in a cabaret, nightclub, cocktail lounge or casino showroom in connection with the serving or selling of food or refreshments, or the selling of any merchandise. Nevada licensees that hold a license as an operator of a slot machine route, or a manufacturer's or distributor's license, also pay certain fees and taxes to the State of Nevada.



    Any person who is licensed, required to be licensed, registered, required to be registered, or under common control with such persons (collectively, "Licensees"), and who proposes to become involved in a gaming venture outside of Nevada is required to deposit with the Nevada Board, and thereafter maintain, a revolving fund in the amount of $10,000 to pay the expenses of investigation of the Nevada Board of their participation in such foreign gaming. The revolving fund is subject to increase or decrease in the discretion of the Nevada Commission. Thereafter, Licensees are required to comply with certain reporting requirements imposed by the Nevada Act. A licensee is also subject to disciplinary action by the Nevada Commission if it knowingly violates any laws of the foreign jurisdiction pertaining to the foreign gaming operation, fails to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations, engages in activities or enters into associations that are harmful to the State of Nevada or its ability to collect gaming taxes and fees, or employs, contracts with, or associates with, a person in the foreign operation who has been denied a license or finding of suitability in Nevada on the ground of personal unsuitability.



    The sale of alcoholic beverages at Harveys Resort is subject to the regulation and licensing by the Douglas County Liquor Board. HTMC has received all required liquor licenses. Such liquor licenses are revocable and are not transferable.



    COLORADO GAMING LAWS AND REGULATIONS. The State of Colorado created the Division of Gaming (the "Division") within the Department of Revenue to license, implement, regulate and supervise the conduct of limited gaming under the Colorado Limited Gaming Act. The Director of the Division, under the supervision of a five-member Colorado Limited Gaming Control Commission (the "Colorado Commission"), has been granted broad power to ensure compliance with the Colorado gaming regulations (the "Colorado Regulations"). The Director may inspect, without notice, impound or remove any gaming device. He may examine and copy any licensee's records, may investigate the background and conduct of licensees and their employees, and may bring disciplinary actions against licensees and their employees. He may also conduct detailed background investigations of persons who loan money to Harveys or own any securities of Harveys.

    The Colorado Commission is empowered to issue five types of gaming and gaming-related licenses. The licenses are revocable and non-transferable. The failure or inability of Harveys, HCCMC, Voteco, Colony III, the general partner of Colony III or others associated with Harveys Wagon Wheel to maintain necessary gaming licenses will have a material adverse effect on the operations of Harveys. All persons employed by Harveys or HCCMC and involved, directly or indirectly, in gaming operations in Colorado also are required to obtain a Colorado gaming license. Licenses of key and support employees are required to be renewed biennially, and all other licenses must be renewed annually.



    As a general rule, under the multiple license statute of the Colorado Regulations, it is a criminal violation for any person to have an "ownership interest" in more than three retail gaming licenses in Colorado. The Colorado Commission has ruled that a person does not have an ownership interest in a licensee for purposes of the multiple license prohibition if: (1) such person has less than a five percent (5%) ownership interest in an institutional investor which has an ownership interest in a publicly traded licensee or publicly traded company affiliated with a licensee (such as Harveys); (2) a person has a five percent (5%) or more ownership interest in an institutional investor, but the institutional investor has less than a five percent (5%) ownership interest in a publicly traded licensee or publicly traded company affiliated with a licensee; (3) an institutional investor has less than a five percent (5%) ownership interest in a publicly traded licensee or publicly traded company affiliated with a licensee; (4) an institutional investor possesses voting securities in a fiduciary capacity for another person, and does not exercise voting control over five percent (5%) or more of the outstanding voting securities of a publicly traded licensee or of a publicly traded company affiliated with a licensee; (5) a registered broker or dealer retains possession of voting securities of a publicly traded licensee or of a publicly traded company affiliated with a licensee for its customers in street name or otherwise, and exercises voting rights for less than five percent (5%) of the publicly traded licensee's voting securities or of a publicly traded company affiliated with a licensee; (6) a registered broker or dealer acts as a market maker for the stock of a publicly traded licensee or of a publicly traded company affiliated with a licensee and possesses a voting rights in less than five percent (5%) of the stock of the publicly traded licensee or of a publicly traded company affiliated with a licensee; (7) an underwriter is holding voting securities of a publicly traded licensee or of a publicly traded company affiliated with a licensee as part of an underwriting for no more than 90 days if it exercises voting rights of less than five percent (5%) of the outstanding voting securities of a publicly traded licensee or of a publicly traded company affiliated with a licensee; (8) a book-entry transfer facility holds voting securities for third parties, if it exercises voting rights with respect to less than five percent (5%) of the outstanding securities of a publicly traded licensee or of a publicly traded company affiliated with a licensee; or (9) a person owns less than five percent (5%) of the voting securities of the publicly traded licensee or publicly traded company affiliated with a licensee. Hence, Harveys' and its stockholders' business opportunities in Colorado are limited to such interests that comply with the Colorado Regulations and the Colorado Commission's rules.



    In addition, pursuant to the vertical ownership statute of the Colorado Regulations, no manufacturer or distributor of slot machines may have an interest in any casino retailer or operator, allow any of its officers or persons with a substantial interest in it to have such an interest, employ any person if such person is employed by a casino retailer or operator, or allow any casino retailer or operator or person with a "substantial interest" therein to have an interest in a manufacturer's or distributor's business. "Substantial interest" means the lesser of as large an interest as that of any other shareholder, partner or principal, or any financial or equity interest equal to or greater than five percent (5%). But, with respect to a publicly traded licensee or publicly traded affiliate of a licensee, the Colorado Commission has ruled that a person does not have a "substantial interest" if such persons' ownership interest in the licensee is through the ownership of less than five percent (5%) of such voting securities of a publicly traded licensee or a publicly traded affiliated company.


    Counsel for the Division has informed counsel for HCCMC that, for purposes of the multiple-license statute and the vertical ownership statute described above, the Division has taken the position that only a person deemed to have "beneficial ownership" (as defined in the rules and regulations of the SEC under Section 13(d) of the Exchange Act) of shares of Harveys will be deemed to have an "ownership interest" in Harveys under the multiple license statute or an "interest" in Harveys under the vertical ownership statute. HCCMC understands that neither the Colorado Commission nor the Colorado legislature has addressed this issue. As a result, there can be no assurance that the Colorado Commission or the Colorado legislature will not apply a more restrictive interpretation.

    Under the Colorado Regulations, any person or entity having any direct or indirect legal, beneficial, financial or voting interest in a gaming licensee or an applicant for a gaming license, including, but not limited to, Harveys and stockholders of Harveys, persons or entities directly or indirectly having an interest in a stockholder of Harveys, and lenders to and preferred stockholders of Harveys may be required to supply the Colorado Commission with substantial information, including, but not limited to, background information, source of funding information, a sworn statement that such person or entity is not holding his interest for any other party, and fingerprints. Such information, investigation and licensing as an "associated person" automatically will be required of all persons (other than certain institutional investors discussed below) which directly or indirectly beneficially own ten percent (10%) or more of any class of voting securities of Harveys. Such persons must report their interest and file appropriate applications within 45 days after acquiring such interest. Persons directly or indirectly having a five percent (5%) or more (but less than 10%) beneficial ownership of any class of voting securities of Harveys must report their interest to the Colorado Commission within ten (10) days after acquiring such interest and may be required to provide additional information and to be found suitable. If certain institutional investors provide certain information to the Colorado Commission, such investors, at the Colorado Commission's discretion, may be permitted to beneficially own up to 14.99% of any class of voting securities of Harveys before being required to be found suitable. All licensing and investigation fees will have to be paid by the person in question. The associated person investigation fee currently is $53 per hour.

    The Colorado Commission also has the right to request information from any person directly or indirectly interested in, or employed by, a licensee, and to investigate the moral character, honesty, integrity, prior activities, criminal record, reputation, habits and associations of (1) all persons licensed pursuant to the Colorado Limited Gaming Act, (2) all officers, directors and stockholders of a licensed privately held corporation, (3) all officers, directors and stockholders holding either a five percent (5%) or greater interest or a controlling interest in a licensed publicly traded corporation, (4) all general partners and all limited partners of a licensed partnership, (5) all persons which have a relationship similar to that of an officer, director or stockholder of a corporation (such as members and managers of a limited liability company),
(6) all persons supplying financing or loaning money to any licensee connected with the establishment or operation of limited gaming (such as lenders and preferred stockholders), and (7) all persons having a contract, lease or ongoing financial or business arrangement with any licensee, where such contract, lease or arrangement relates to limited gaming operations, equipment, devices or premises.

    In addition, under the Colorado Regulations, every person who is a party to a "gaming contract" (as defined below) with an applicant for a license, or with a licensee, upon the request of the Colorado Commission or the Director, must promptly provide to the Colorado Commission or Director all information which may be requested concerning financial history, financial holdings, real and personal property ownership, interests in other companies, criminal history, personal history and associations, character, reputation in the community, and all other information which might be relevant to a determination whether a person would be suitable to be licensed by the Colorado Commission. Failure to provide all information requested constitutes sufficient grounds for the Director or the Colorado Commission to require a licensee or applicant to terminate its "gaming contract" with any person who failed to provide the information requested. In addition, the Director or the Colorado Commission may require changes in "gaming contracts" before an application is approved or participation in the contract is allowed. A "gaming contract" is defined as an agreement in which a person does business with or on the premises of a licensed entity.

    An application for licensure or suitability may be denied for any cause deemed reasonable by the Colorado Commission or the Director, as appropriate. Specifically, the Colorado Commission and the Director must deny a license to any applicant who (1) fails to prove by clear and convincing evidence that the applicant is qualified; (2) fails to provide information and documentation requested; (3) fails to reveal any fact material to qualification, or supplies information which is untrue or misleading as to a material fact pertaining to qualification; (4) has been, or has any director, officer, general partner, stockholder, limited partner or other person who has a financial or equity interest in the applicant who has been, convicted of certain crimes, including the service of a sentence upon conviction of a felony in a correctional facility, city or county jail, or community correctional facility or under the state board of parole or any probation department within ten years prior to the date of the application, gambling-related offenses, theft by deception or crimes involving fraud or misrepresentation, is under current prosecution for such crimes (during the pendency of which license determination may be deferred), is a career offender or a member or associate of a career offender cartel, or is a professional gambler; or (5) has refused to cooperate with any state or federal body investigating organized crime, official corruption or gaming offenses.

    If the Colorado Commission determines that a person or entity is unsuitable to own interests in Harveys, then Harveys or HCCMC may be sanctioned, which may include the loss by Harveys or HCCMC of their respective approvals and licenses.

    The Colorado Commission does not need to approve in advance a public offering of securities but rather requires a filing of notice and additional documents with regard to such public offering prior to such public offering. Under the regulations, the Colorado Commission may, in its discretion, require additional information and prior approval of such public offering.

    In addition, the Colorado Regulations prohibit a licensee or affiliated company thereof, such as Harveys, from paying dividends, interest or other remuneration to any unsuitable person, or recognizing the exercise of any voting rights by any unsuitable person. Further, Harveys may repurchase the shares of anyone found unsuitable at the lesser of the cash equivalent of the original investment in Harveys or the current market price. Further, the regulations require anyone with a material involvement with a licensee, including a director or officer of a holding company, such as Harveys, to file for a finding of suitability if required by the Colorado Commission.

    In addition to its authority to deny an application for a license or suitability, the Colorado Commission has jurisdiction to disapprove a change in corporate position of a licensee and may have such authority with respect to any entity which is required to be found suitable by the Colorado Commission. The Colorado Commission has the power to require Harveys and HCCMC to suspend or dismiss managers, officers, directors and other key employees or sever relationships with other persons who refuse to file appropriate applications or whom the authorities find unsuitable to act in such capacities; and may have such power with respect to any entity which is required to be found suitable.


    A person or entity may not sell, lease, purchase, convey or acquire a controlling interest in Harveys without the prior approval of the Colorado Commission. Harveys may not sell any interest in HCCMC without the prior approval of the Colorado Commission. Harveys Wagon Wheel must meet certain architectural requirements, fire safety standards and standards for access for disabled persons. Harveys Wagon Wheel also must not exceed certain gaming square footage limits as to each floor and the full building. The casino at Harveys Wagon Wheel may operate only between 8:00 a.m. and 2:00 a.m., and may permit only individuals 21 years or older to gamble. It may permit slot machines, blackjack and poker, with a maximum single bet of $5.00. Harveys Wagon Wheel may not provide credit to its gaming patrons.


    The Colorado Regulations permit gaming only in a limited number of cities and certain commercial districts.

    The Colorado Constitution permits a gaming tax of up to 40% on adjusted gross gaming proceeds. The Colorado Commission has set a gaming tax rate of 2% on adjusted gross gaming proceeds of up to and including $2 million, 4% over $2 million up to and including $4 million, 14% over $4 million up to and including $5 million, 18% over $5 million up to and including $10 million and 20% on adjusted gross gaming proceeds in excess of $10 million. The Colorado Commission also has imposed an annual device fee of $75 per gaming device. The Colorado Commission may revise the gaming tax rate and device fee from time to time. Central City has imposed an annual device fee of $1,265 per gaming device and may revise the same from time to time.

    The sale of alcoholic beverages is subject to licensing, control and regulation by the Colorado Liquor Agencies. All persons who directly or indirectly own 10% or more of Harveys Wagon Wheel, through their ownership of Harveys, may be required to file applications and possibly be investigated by the Colorado Liquor Agencies. The Colorado Liquor Agencies also may investigate those persons who, directly or indirectly, loan money to or have any financial interest in liquor licensees. All licenses are revocable and not transferable. The Colorado Liquor Agencies have the full power to limit, condition, suspend or revoke any such license and any such disciplinary action could (and revocation would) have a material adverse effect upon the operations of Harveys. Harveys Wagon Wheel holds a hotel and restaurant liquor license for its casino, hotel and restaurant operations, rather than a gaming tavern license. Accordingly, no person with an interest in Harveys can have an interest in a liquor licensee which holds anything other than a hotel and restaurant liquor license, and specifically cannot have an interest in an entity which holds a gaming tavern license.

    IOWA GAMING LAWS AND REGULATIONS. The State of Iowa first authorized excursion gambling boat activities in 1989. The Iowa Racing and Gaming Commission (the "Iowa Commission") has the authority to grant and review licenses to owners and operators of excursion gambling boats and has the further authority to adopt and enforce rules governing a broad range of subjects dealing with excursion gambling boat facilities and operations. The Iowa Commission consists of five members who are appointed by the governor and confirmed by the state senate. Members serve a term not to exceed three years at the pleasure of the governor.

    Under Iowa law, only non-profit organizations may receive a license to own gambling game operations; for profit organizations may receive a license for their management and operation. Harveys, through HIMC, together with Iowa West, a qualified non-profit organization, have been granted the necessary licenses to own and operate the current gambling facilities and activities on the riverboat casino at Harveys Casino Hotel. The present licenses have a term expiring March 31, 1999. The licenses are granted upon the condition that the license holders accept, observe and enforce all applicable laws, regulations, ordinances, rules and orders. Any violation by a license holder, including violations by its officers, employees or agents, may result in disciplinary action, including the suspension or revocation of the license.


    HIMC and Iowa West have entered into an excursion sponsorship and operating agreement dated August 22, 1994 (the "Operating Agreement"), pursuant to which Iowa West authorizes HIMC to operate the excursion gambling boat activities on the riverboat casino under Iowa West's gaming license. The Operating Agreement's initial term continues through December 31, 2002, and during such term HIMC has agreed to pay Iowa West a fee equal to $1.50 for each adult passenger embarking upon the excursion gambling boat. HIMC further agrees to pay, and hold Iowa West harmless from, the admission fees payable to the Iowa Commission and the local municipality and the wagering tax imposed by Iowa law. Following the expiration of the initial term of the Operating Agreement, HIMC may extend its provisions for five successive three-year periods, except that the admission fees payable by HIMC to Iowa West for each such period shall be adjusted to reflect increases in the consumer price index.


    Excursion boat gambling licenses may be granted by the Iowa Commission only in those counties that have approved the conduct of gambling games in a county-wide referendum. Gambling has been approved by the county electorate in Pottawattamie County, Iowa, the location of Harveys Casino Hotel, but another referendum requested by petition can be held at any time and is required to be held in 2002. There can be no assurance that gambling in Pottawattamie County would be approved again in any referendum. If licenses to conduct gambling games and to operate an excursion gambling boat are in effect at the time gambling is disapproved by a referendum of the county electorate, the licenses remain valid and may, at the discretion of the Iowa Commission, be renewed for a total of nine years from the date of the original issue.

    Following the issuance of a gaming license, the Iowa Commission monitors and supervises the activities of the excursion gambling boat and its licenses. Material contracts to be entered into by the licensee, changes in ownership of the licensee and acquisitions of interests in other gambling activities by the licensee or its owners must all be reported to, and approved by, the Iowa Commission. Further, the Iowa Commission has the authority to determine the payouts from the gambling games, to set the payout rate for all slot machines, to establish minimum charges for admission to excursion gambling boats and regulate the number of free admissions and to define the excursion season and the duration of an excursion.


    Iowa law authorizes the imposition of an admission fee, set by and payable to the Iowa State Treasurer, on each person embarking on an excursion gambling boat. An additional admission fee may be imposed by the municipality in which the gambling operation is located. In practice, the Iowa Commission has not imposed a per-person admission fee, but rather imposed a fee on each excursion gambling boat based upon the estimated costs of supervision and enforcement to be incurred by the Iowa Commission for the ensuing fiscal year. For the fiscal year beginning July 1, 1998, the fee is $303,680, payable in weekly installments of $5,840. A $0.50 per person admission fee is also payable to the City of Council Bluffs, Iowa. Further, Iowa law imposes an annual wagering tax ranging from five percent on the first million dollars of adjusted gross receipts from gambling games to 20% on adjusted gross receipts in excess of $3 million.


    Harveys' excursion gambling boat activities are also subject to safety and inspection requirements of the State of Iowa and the U.S. Coast Guard. These requirements set limits on the operation of the vessel; mandate that it must be operated by a minimum complement of licensed personnel; establish periodic inspections, including the physical inspection of the outside hull requiring the vessel to be drydocked every five years; and establish other mechanical and operational rules.

ITEM 2. FINANCIAL INFORMATION.

THE COMPANY

    The Company has conducted no business other than in connection with the Merger Agreement and has no material assets or liabilities. See "Item 1. Business--The Company" and the balance sheet of the Company as of November 15, 1998 included elsewhere herein.

            SELECTED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA


    The following table sets forth selected pro forma condensed consolidated financial data of the Company as of and for the nine-month period ended August 31, 1998 and for the year ended November 30, 1997. The pro forma condensed consolidated financial statements of the Company as of August 31, 1998 and for the nine months ended August 31, 1998 and the year ended November 30, 1997 give effect to (1) the consummation of the Merger and (2) the Merger Financing, assumed to be comprised of (a) gross proceeds of $75.0 million from the issuance of Class B Common to Colony III, (b) gross proceeds of $55.0 million from the private placement of non-voting Series A Preferred, (c) borrowings of $175.0 million under the Amended and Restated Credit Facility and (d) Harveys' available cash. The selected pro forma condensed consolidated financial statements give effect to the Merger and the Merger Financing as if they occurred, for balance sheet purposes, on August 31, 1998 and, for income statement purposes, on December 1, 1996. There can be no assurance that the Merger will be consummated or that the Merger Financing will be utilized. See "Item 1. Business--The Company." If the Merger is consummated, the actual types and amounts of funds utilized to finance the Merger and pay related fees and expenses may differ based on prevailing circumstances at the time. The selected pro forma condensed consolidated financial statements are not necessarily indicative of the results that would have been reported had such transactions actually occurred on the date specified, nor are they indicative of the Company's or Harveys' future results of operations or financial condition. The selected pro forma condensed consolidated financial statements are based on and should be read in conjunction with, and are qualified in their entirety by, the historical and pro forma financial statements and notes thereto of the Company, the historical financial statements and notes thereto of Harveys (including "Management's Discussion and Analysis of Financial Condition and Results of Operations" relating thereto) appearing elsewhere in this Registration Statement.


                                                              FOR THE NINE MONTHS
                                                                     ENDED               FOR THE YEAR ENDED
                                                                AUGUST 31, 1998          NOVEMBER 30, 1997
                                                            ------------------------  ------------------------
                                                              HARVEYS     PRO FORMA     HARVEYS     PRO FORMA
                                                            HISTORICAL   AS ADJUSTED  HISTORICAL   AS ADJUSTED
                                                            -----------  -----------  -----------  -----------
                                                                              (IN THOUSANDS)
Revenues:
  Casino-hotel operations.................................   $ 250,720    $ 250,720    $ 300,422    $ 300,422
  Management fees and joint venture.......................      --           --            4,507        4,507
  Less casino promotional allowances......................     (17,763)     (17,763)     (21,366)     (21,366)
                                                            -----------  -----------  -----------  -----------
    Total net revenues....................................     232,957      232,957      283,563      283,563
                                                            -----------  -----------  -----------  -----------
Costs and expenses:
  Casino-hotel operations.................................     121,503      121,503      146,571      146,571
  Selling, general and administrative.....................      58,766       57,880       73,945       73,317
  Depreciation and amortization...........................      15,641       18,181       19,077       24,242
  Merger-related costs....................................       1,103        1,103        2,690        2,690
                                                            -----------  -----------  -----------  -----------
    Total costs and expenses..............................     197,013      198,667      242,283      246,820
                                                            -----------  -----------  -----------  -----------
Operating income..........................................      35,944       34,290       41,280       36,743
                                                            -----------  -----------  -----------  -----------
Other income (expense)
  Interest income.........................................       1,495       --              509       --
  Interest expense........................................     (13,390)     (23,417)     (19,401)     (31,013)
  Gain on sale of interests in
    unconsolidated affiliate..............................      --           --           27,422       27,422
  Other, net..............................................        (123)        (123)        (137)        (137)
                                                            -----------  -----------  -----------  -----------
    Total other income (expense)..........................     (12,018)     (23,540)       8,393       (3,728)
                                                            -----------  -----------  -----------  -----------
Income before income taxes................................      23,926       10,750       49,673       33,015
Income tax provision......................................      (9,571)      (5,010)     (18,898)     (14,143)
                                                            -----------  -----------  -----------  -----------
Income before extraordinary item..........................   $  14,355    $   5,740    $  30,775    $  18,872
                                                            -----------  -----------  -----------  -----------
                                                            -----------  -----------  -----------  -----------



                                                                                         AS OF AUGUST 31, 1998
                                                                                        ------------------------
                                                                                          HARVEYS     PRO FORMA
                                                                                        HISTORICAL   AS ADJUSTED
                                                                                        -----------  -----------
                                                                                             (IN THOUSANDS)
Balance sheet data:
  Cash and cash equivalents...........................................................   $  78,245    $  54,521
  Goodwill............................................................................      --           58,514
  Total assets........................................................................     426,645      548,489
  Long-term debt, net.................................................................     150,209      334,209(1)
  Preferred stock.....................................................................      --           55,000
  Common stock........................................................................         101       --
  Additional paid-in capital..........................................................      43,483       75,000
  Total stockholders' equity..........................................................     196,608      130,000


        NOTE TO SELECTED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA


(1) Long-term debt, net, is adjusted to reflect borrowings of $175.0 million under the Amended and Restated Credit Facility and the step-up of the Notes under purchase accounting by $9.0 million to fair market value.

HARVEYS CASINO RESORTS


    The following table sets forth selected consolidated financial data of Harveys for each of the years in the five-year period ended November 30, 1997 and as of and for the nine-month periods ended August 31, 1998 and 1997. The statement of income and balance sheet data as of and for each of the years in the five-year period ended November 30, 1997 are derived from Harveys' audited Consolidated Financial Statements and related notes thereto. The audited Consolidated Financial Statements of Harveys and related notes thereto as of November 30, 1997 and 1996 and for the three years ended November 30, 1997, 1996 and 1995 appear elsewhere in this Registration Statement. Deloitte & Touche LLP's report with respect to the consolidated financial statements for the fiscal years ended November 30, 1997 and 1996 and Grant Thornton LLP's report with respect to the consolidated statements of income, stockholders' equity and cash flows for the fiscal year ended November 30, 1995 are included elsewhere in this Registration Statement. The statement of income and balance sheet data as of and for each of the nine-month periods ended August 31, 1998 and 1997 are unaudited; however, in the opinion of management, all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the results for such periods, have been included. The results for such periods should not be considered indicative of results for a full fiscal year. The selected consolidated financial data is not necessarily indicative of the Company's or Harveys' future results of operations or financial condition, and should be read in conjunction with "Management's Discussion and Analysis of Harveys' Financial Condition and Results of Operations" and Harveys' Consolidated Financial Statements, including the notes thereto, appearing elsewhere in this Registration Statement.

                      SELECTED CONSOLIDATED FINANCIAL DATA


                                                                                                       UNAUDITED
                                                                                                   NINE MONTHS ENDED
                                                         YEARS ENDED NOVEMBER 30,                      AUGUST 31,
                                           -----------------------------------------------------  --------------------
                                             1997       1996       1995       1994       1993       1998       1997
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
REVENUES:
  Casino.................................  $ 216,564  $ 186,369  $ 121,369  $  83,991  $  87,523  $ 183,501  $ 162,397
  Lodging................................     32,175     28,746     25,499     21,870     22,292     26,157     24,659
  Food and beverage......................     44,406     39,852     33,970     29,768     31,011     35,479     33,380
  Other..................................      7,277      6,402      6,287      5,599      5,866      5,583      5,267
  Management fees and joint venture......      4,507      5,023      1,669     --         --         --          3,920
  Less casino promotional allowances.....    (21,366)   (18,643)   (15,594)   (12,942)   (14,433)   (17,763)   (16,092)
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Total net revenues.....................    283,563    247,749    173,200    128,286    132,259    232,957    213,531
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------

COSTS AND EXPENSES:
  Casino.................................    100,500     86,732     57,520     40,999     43,235     86,310     75,168
  Lodging................................     13,374     11,677      9,458      7,429      6,534     10,299     10,051
  Food and beverage......................     29,886     24,797     20,280     17,408     17,271     22,664     22,595
  Other operating........................      2,811      2,813      2,838      2,557      2,733      2,230      2,145
  Selling, general and administrative....     73,945     67,128     50,270     39,813     38,159     58,766     55,432
  Depreciation and amortization..........     19,077     16,482     12,333      9,704     10,300     15,641     13,987
  Business development costs.............      2,690     --         --         --         --         --         --
  Pre-opening expenses...................     --          4,099      2,147     --         --         --         --
  Nonrecurring compensation charges......     --         --         --         --          1,834     --         --
  Merger related costs...................     --         --         --         --         --          1,103     --
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total costs and expenses.................    242,283    213,728    154,846    117,903    120,066    197,013    179,378
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Operating income.........................     41,280     34,021     18,354     10,383     12,193     35,944     34,153
Interest expense, net (1)................     18,892     14,195      7,960     (2,886)    (4,256)    11,895     14,531
Gain on sale of interests in
  unconsolidated affiliate...............     27,422     --         --         --         --         --         --
Life insurance benefits..................     --         --          2,246        371     --         --         --
Other income (expense), net..............       (137)      (221)       605       (230)      (134)      (123)        49
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income before income taxes and
  extraordinary item.....................     49,673     19,605     13,245      7,638      7,803     23,926     19,671
Income tax provision.....................    (18,898)    (7,791)    (3,900)    (2,500)    (2,994)    (9,571)    (7,965)
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income before extraordinary item.........     30,775     11,814      9,345      5,138      4,809     14,355     11,706
Loss on early retirement of debt, net of
  taxes..................................     --            522     --         --         --         --         --
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income...............................  $  30,775  $  11,292  $   9,345  $   5,138  $   4,809  $  14,355  $  11,706
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------

PER SHARE DATA:
  Net income (diluted)...................  $    3.13  $    1.16  $    0.99  $    0.58  $    0.67  $    1.41  $    1.19
  Dividends on common stock..............  $    0.20  $    0.18  $    0.16  $    0.13  $    0.11  $    0.15  $    0.15
  Weighted average common shares
    outstanding (diluted)................      9,844      9,699      9,456      8,886      7,182     10,213      9,835

OTHER OPERATING DATA:
  EBITDA (2).............................  $  63,047  $  54,602  $  35,080  $  20,458  $  24,327  $  52,687  $  48,140
  Net cash provided by operating
    activities...........................     44,637     39,768     19,594     14,106     15,563     35,058     39,858
  Net cash provided by (used in)
    investing activities.................     24,428    (55,502)   (70,433)   (33,505)   (25,592)   (12,942)   (18,485)
  Net cash provided by (used in)
    financing activities.................    (35,151)    26,363     53,886     15,506       (730)     1,094    (16,446)
  Capital expenditures (3)...............     22,532     72,395     74,418     35,593     10,648     13,040     22,114

CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents..............  $  55,035  $  21,121  $  10,493  $   7,446  $  11,338  $  78,245  $  26,048
  Total assets...........................    403,465    393,768    313,244    238,544    213,463    426,645    402,046
  Long-term debt, net....................    150,220    181,354    126,676     64,896     80,203    150,209    167,720
  Stockholders' equity...................    179,358    149,763    132,301    123,611     90,008    196,608    160,563

                 NOTES TO SELECTED CONSOLIDATED FINANCIAL DATA:

(1) Net of amounts capitalized and interest income.


(2) EBITDA (operating income plus depreciation and amortization and excluding non-recurring items) should not be construed as an indicator of Harveys' operating performance, or as an alternative to cash flows from operating activities as a measure of liquidity. Harveys has presented EBITDA solely as supplemental disclosure, because Harveys believes that it allows for more complete analysis of results of operations. Because companies do not calculate EBITDA identically, the presentation of EBITDA herein is not necessarily comparable to similarly entitled measures of other companies. EBITDA is not intended to represent and should not be considered more meaningful than, or an alternative to, measures of operating performance as determined in accordance with generally accepted accounting principles. For fiscal 1997, EBITDA has been adjusted to exclude approximately $2.7 million of business development costs; for fiscal 1996 and fiscal 1995, EBITDA has been adjusted to exclude approximately $4.1 million and $2.1 million of pre-opening expenses, respectively; for fiscal 1995 and fiscal 1994, EBITDA has been adjusted to include approximately $2.2 million and $0.4 million of life insurance benefits, respectively; and for fiscal 1993, EBITDA has been adjusted to exclude approximately $1.8 million of nonrecurring compensation charges. For the nine months ended August 31, 1998, EBITDA has been adjusted to exclude approximately $1.1 million of expensed costs related to the Merger.


(3) Of amounts shown, approximately $11.6 million in fiscal 1997, $7.2 million in fiscal 1996, $4.6 million in fiscal 1995, $4.4 million in fiscal 1994, and $6.5 million in fiscal 1993 related to recurring capital expenditures for maintenance of the current facilities. For the nine months ended August 31, 1998 and 1997, approximately $6.8 million and $7.1 million, respectively, related to recurring capital expenditures for maintenance of the current facilities.


RECENT FINANCIAL RESULTS



    On January 5, 1999, Harveys announced that for its fiscal year ended November 30, 1998, it generated net revenues of $309.5 million and operating income of $47.2 million, compared to $283.6 million and $41.3 million, respectively, for its fiscal year ended November 30, 1997. The following table presents certain other operating results of Harveys for the year ended November 30, 1998:



                                                                            (IN
                                                                        THOUSANDS)
Net revenues
  Harveys Resort.....................................................   $   133,454
  Harveys Wagon Wheel................................................        62,514
  Harveys Casino Hotel...............................................       113,541
                                                                       -------------
    Total net revenues...............................................   $   309,509
                                                                       -------------
                                                                       -------------
Cash and cash equivalents............................................   $    66,316
Total debt...........................................................   $   150,220

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS

    OVERVIEW OF THE COMPANY


    The Company has conducted no business or operations other than in connection with the Merger. In the Merger, the Company will be merged into Harveys, which will continue its existing business and operations. See "Item 2. Financial Information--The Company."



    OVERVIEW OF HARVEYS



    Harveys currently owns and operates: (a) Harveys Resort on the south shore of Lake Tahoe in Nevada, (b) Harveys Wagon Wheel in Central City, Colorado and
(c) Harveys Casino Hotel in Council Bluffs, Iowa. Until October 24, 1997, Harveys, through its wholly owned subsidiary, Harveys Las Vegas Management Company ("HLVMC"), owned 40% of the equity interest in Hard Rock Hotel, Inc. ("HRHC"), which owns the Hard Rock Hotel and Casino in Las Vegas. HLVMC managed the Las Vegas hotel and casino pursuant to a management contract with HRHC. On October 24, 1997, Harveys completed the sale of its 40% equity interest and its interest in the management contract to HRHC (the "Hard Rock Sale").


    The following table presents certain operating results for Harveys' properties. The operating results for Harveys Resort, which, since June 1, 1997, has been owned and operated by Harveys' wholly owned subsidiary HTMC, have been presented for all periods, excluding the effects of corporate and future business development expenses. Those expenses have been presented under the caption "Corporate and Development." On April 30, 1996, Harveys acquired all of the 30% minority interest in Harveys Wagon Wheel Casino Limited Liability Company ("HWW") which owned Harveys Wagon Wheel. Since that time, Harveys Wagon Wheel has been wholly owned by Harveys. The riverboat casino portion of Harveys Casino Hotel opened on January 1, 1996 and the land-based facilities opened on May 24, 1996. The operating results of HLVMC for the nine months ended August 31, 1997 and the years ended November 30, 1997, 1996 and 1995 include the fees earned by HLVMC for managing the operations of the Hard Rock Hotel and Casino and the 40% equity interest in the income of the Hard Rock Hotel and Casino.


                                                         NINE MONTHS ENDED
                                                             AUGUST 31,             YEARS ENDED NOVEMBER 30,
                                                       ----------------------  ----------------------------------
                                                          1998        1997        1997        1996        1995
                                                       ----------  ----------  ----------  ----------  ----------
                                                                             (IN THOUSANDS)
Net Revenues
  Harveys Resort.....................................  $  101,739  $   98,390  $  129,970  $  130,535  $  130,615
  Harveys Wagon Wheel................................      47,035      36,350      49,445      43,128      40,911
  Harveys Casino Hotel...............................      84,183      74,871      99,641      69,063      --
  Harveys L.V. Management Company....................      --           3,920       4,507       5,023       1,669
  Corporate and Development..........................      --          --          --          --               5
                                                       ----------  ----------  ----------  ----------  ----------
  Total Net Revenues.................................  $  232,957  $  213,531  $  283,563  $  247,749  $  173,200
                                                       ----------  ----------  ----------  ----------  ----------
                                                       ----------  ----------  ----------  ----------  ----------

Operating Income (Loss) (1)
  Harveys Resort.....................................  $   19,424  $   18,298  $   23,674  $   23,585  $   21,575
  Harveys Wagon Wheel................................      11,002       7,215       9,848       8,652       5,031
  Harveys Casino Hotel...............................      15,928      13,423      17,630       8,016      --
  Harveys L.V. Management Company....................      --           3,754       4,308       4,800       1,469
  Corporate and Development..........................     (10,410)     (8,537)    (14,180)    (11,032)     (9,721)
                                                       ----------  ----------  ----------  ----------  ----------
  Total Operating Income.............................  $   35,944  $   34,153  $   41,280  $   34,021  $   18,354
                                                       ----------  ----------  ----------  ----------  ----------
                                                       ----------  ----------  ----------  ----------  ----------

                                                         NINE MONTHS ENDED
                                                             AUGUST 31,             YEARS ENDED NOVEMBER 30,
                                                       ----------------------  ----------------------------------
                                                          1998        1997        1997        1996        1995
                                                       ----------  ----------  ----------  ----------  ----------
                                                                             (IN THOUSANDS)
EBITDA (2)
  Harveys Resort.....................................  $   26,529  $   24,546  $   32,125  $   32,127  $   30,886
  Harveys Wagon Wheel................................      13,716       9,573      13,114      11,564      10,305
  Harveys Casino Hotel...............................      21,340      18,230      24,285      16,849      --
  Harveys L.V. Management Company....................      --           3,920       4,507       5,021       1,635
  Corporate and Development..........................      (8,898)     (8,129)    (10,984)    (10,959)     (7,746)
                                                       ----------  ----------  ----------  ----------  ----------
  Total EBITDA.......................................  $   52,687  $   48,140  $   63,047  $   54,602  $   35,080
                                                       ----------  ----------  ----------  ----------  ----------
                                                       ----------  ----------  ----------  ----------  ----------


------------------------


(1) The operating loss for Corporate and Development for fiscal year 1997 includes a write-off of business development costs of approximately $2.7 million. For fiscal year 1996 and fiscal year 1995, operating income includes approximately $4.1 million of pre-opening expenses related to Harveys Casino Hotel and approximately $2.1 million of pre-opening expenses related to Harveys Wagon Wheel, respectively.



(2) EBITDA (operating income plus depreciation and amortization and excluding non-recurring items), should not be construed as an indicator of Harveys' operating performance, or as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is presented solely as supplemental disclosure, because Harveys believes that it allows for a more complete analysis of results of operations. Because companies do not calculate EBITDA identically, the presentation of EBITDA herein is not necessarily comparable to similarly entitled measures of other companies. EBITDA is not intended to represent and should not be considered more meaningful than, or an alternative to, measures of operating performance as determined in accordance with generally accepted accounting principles. For fiscal year 1997, EBITDA for Corporate and Development excludes the write-off of approximately $2.7 million of business development costs. For fiscal year 1996, Harveys Casino Hotel's EBITDA excludes approximately $4.1 million of pre-opening expenses. For fiscal year 1995, EBITDA for (a) Harveys Resort includes approximately $271,000 of life insurance benefits,
    (b) Harveys Wagon Wheel excludes approximately $2.1 million of pre-closing expenses, and (c) Corporate and Development includes approximately $2.0 million in life insurance benefits. For the nine-month period ended August 31, 1998, EBITDA excludes approximately $1.1 million of expensed costs related to the Merger.


    COMPARISON OF THE NINE MONTHS ENDED AUGUST 31, 1998 TO THE NINE MONTHS ENDED
     AUGUST 31, 1997

    Harveys' consolidated net revenues for the nine months ended August 31, 1998 amounted to approximately $233.0 million, an increase of $19.4 million, or 9.1%, over net revenues recorded in the same period of fiscal 1997. The improvement was attributable to an increase in net revenues at all of the Company's properties. Harveys Wagon Wheel experienced an increase in net revenues of $10.7 million. The increased net revenues from the Colorado property demonstrated the value of additional on-site parking added by the opening of the 530-space parking garage in June 1997. Net revenues at Harveys Casino Hotel in Iowa improved by $9.3 million due, in part, to the casino expansion. Net revenues from the Harveys Resort property increased by approximately $3.3 million due, in part, to a decrease in weather related road closures or controls in the first quarter of 1998 compared to 1997. The revenue contribution from the management fees and equity in earnings from the Hard Rock Hotel and Casino declined by approximately $3.9 million as a result of the Hard Rock Sale in October 1997.

    Casino revenues for the fiscal 1998 nine months amounted to approximately $183.5 million, an improvement of $21.1 million, or 13.0%, over the comparable prior year period. Harveys Wagon Wheel produced an increase of approximately $10.8 million in casino revenues over the prior year comparable period. Gaming activity in Iowa produced an increase of approximately $9.1 million in casino revenues. Harveys Resort casino revenues improved by approximately $1.3 million. Casino costs and expenses increased for the comparable periods, up $11.1 million to $86.3 million for the current year period. The Council Bluffs casino accounted for $6.7 million of the increase, while the Colorado operations accounted for approximately $4.7 million of the increase. The Lake Tahoe operations produced a $0.2 million savings in casino costs. The increase in casino costs and expenses at the Iowa and Colorado properties was attributable to increases in payroll and related costs, gaming taxes and licenses (a consequence of increased casino revenues) and an increase in promotional expenses at both of the properties.

    Lodging revenues for the fiscal 1998 nine month period improved by approximately $1.5 million, or 6.1%, over the prior year comparable period and amounted to $26.2 million. The hotel facility at Lake Tahoe contributed $1.1 million of the lodging revenues improvement and the Council Bluffs hotel contributed approximately $0.4 million of the lodging revenues improvement. Lodging profits improved by approximately $1.2 million. The improvement in lodging profit margins was the result of an increase in revenue per available room at all properties.

    Food and beverage revenues for the current fiscal year period amounted to approximately $35.5 million, an improvement of $2.1 million, or 6.3%, over the 1997 period. The Lake Tahoe property contributed an increase of approximately $1.1 million and the Council Bluffs property contributed an increase of approximately $0.9 million. The Central City property contributed an increase of $0.1 million in beverage revenues. Food and beverage profits and margins improved for the period-to-period comparison due to increased revenues at all operating properties and the controlling of related costs.

    The combination of other revenues and the contribution from management fees and equity in the earnings from the Hard Rock Hotel and Casino decreased by approximately $3.6 million, or 39.2%, primarily as a result of the sale of Harveys' interests in the Hard Rock Hotel and Casino.

    Selling, general and administrative expenses increased by approximately $3.3 million, or 6.0%, to $58.8 million for the current fiscal year period. The operations in Central City experienced an increase of approximately $2.0 million in selling, general and administrative expenses, primarily as the result of increased marketing expenses. The Lake Tahoe operations recognized an increase in overall selling, general and administrative expenses of approximately $0.6 million. Corporate expenses increased by $0.8 million. Selling, general and administrative expenses in Council Bluffs remained level.


    Depreciation and amortization expenses increased by $1.7 million, or 11.8%. The depreciation expense at the Lake Tahoe property included a charge of approximately $0.4 million related to the disposal of assets necessary to facilitate the construction of a Hard Rock Cafe on the casino floor which opened early in the third quarter of fiscal 1998. The balance of the increase was attributable to the completion of the parking garage in Central City and replacements and improvements at the operating properties.


    The current fiscal year nine month period included approximately $1.1 million of Merger-related expenses due to the third quarter recognition of financial consulting, legal and accounting fees relative to the pending Merger.


    Interest expense, net of interest income and interest capitalized, decreased by approximately $2.6 million to $11.9 million for the first nine months of fiscal 1998. The decrease was attributable to the use of the proceeds from the Hard Rock Sale in October 1997. A portion of the proceeds was used to pay the outstanding balance under Harveys' existing credit facility, thereby reducing interest expenses. The balance of the proceeds was invested in cash equivalents, resulting in an increase in interest income. Approximately $0.4 million of interest expense was capitalized during the first nine months of fiscal 1997 in connection with the construction of the parking facility in Central City. No interest was capitalized during the first nine months of fiscal 1998.


    Net income for the first nine months of fiscal 1998 amounted to approximately $14.4 million compared to $11.7 million for the prior fiscal year period, an increase of 22.6%.

    COMPARISON OF FISCAL YEAR ENDED NOVEMBER 30, 1997 TO FISCAL YEAR ENDED
     NOVEMBER 30, 1996


    Harveys' consolidated net revenues for fiscal 1997 were $283.6 million, an increase of $35.9 million, or 14.5%, from the $247.7 million recorded in fiscal 1996. The improvement was substantially attributable to the $30.6 million increase in net revenues produced by Harveys Casino Hotel. Net revenues for fiscal 1997 from the Iowa property included a full twelve months of operations of the complete facility while fiscal 1996 included only eleven months of revenues from the riverboat casino and six full months of revenues from the land-based facilities. Net revenues from Harveys Resort declined by approximately $0.5 million, the result of adverse first quarter weather conditions and severe flooding in northern Nevada and in many of the northern California communities that provide many of the Lake Tahoe property's customers. Mud slides triggered by the inclement weather closed U.S. Highway 50, the major link between the south shore of Lake Tahoe and northern California, for 42 days of the first quarter. Harveys Wagon Wheel experienced an increase in net revenues of $6.3 million, a substantial portion of which was recognized in the third and fourth quarters, after the opening of that property's new parking garage. The revenue contribution from the management fees and equity in earnings from the Hard Rock Hotel and Casino decreased approximately $0.5 million, as a result of the Hard Rock Sale on October 24, 1997.

    CASINO. Fiscal 1997 casino revenues increased $30.2 million, up 16.2% from fiscal 1996 casino revenues of $186.4 million to $216.6 million. The twelve months of gaming activity in Iowa produced an increase of approximately $23.6 million in casino revenues compared to those produced at the Council Bluffs property during the initial eleven months of operations in fiscal 1996. Harveys Resort suffered a decline in casino revenues of approximately $0.8 million as a result of the adverse weather and road conditions experienced in the first quarter. Harveys Wagon Wheel produced an increase of approximately $7.4 million in casino revenues over the prior year comparable period. Casino costs and expenses increased for the comparable periods, up $13.8 million to $100.5 million for the current year period. The Council Bluffs casino accounted for $10.6 million of the increase while the Colorado operations accounted for approximately $4.3 million of the increase. The Lake Tahoe operations produced a $1.1 million improvement in casino costs due to lower payroll and related costs and the reduction of other operating costs in reaction to the lower casino volume resulting from the impact of the first quarter's adverse weather conditions.

    LODGING. Lodging revenues of $32.2 million for fiscal 1997 were up $3.5 million, or 11.9%, from fiscal 1996. The hotel facility in Council Bluffs, which opened at the end of May 1996, contributed an increase of $2.8 million in lodging revenues during 1997, accounting for the majority of the lodging revenues improvement. Lodging profits improved by approximately $1.7 million. The decline in lodging profit margins was the result of the contribution from the Council Bluffs hotel, which has a lower profit margin than the Lake Tahoe hotel, becoming a more significant part of lodging profits and of the increase in promotional costs at the Lake Tahoe hotel.

    FOOD AND BEVERAGE. Food and beverage revenues improved by 11.4%, up $4.5 million to $44.4 million. Food and beverage revenues from the Council Bluffs property, which included revenues from the land-based facilities for all of 1997, compared to six full months of the 1996 period, contributed an increase of approximately $6.3 million. That increase was offset by declines at Lake Tahoe, precipitated by the effects of adverse weather, and declines at Central City as the result of outsourcing, commencing the second quarter of fiscal 1996, the food service and a portion of the beverage service. Food and beverage profits and margins declined for the period-to-period comparison primarily as a result of the decision to attractively price the food and beverage offerings at the Council Bluffs property to attract local customers.


    OTHER REVENUES. Other revenues amounted to $11.8 million in fiscal 1997, including $4.5 million in fees from its contract with HRHC to manage the Hard Rock Hotel and Casino and Harveys' 40% equity interest in the earnings of HRHC, an improvement of $0.4 million from fiscal 1996. The improvement in other revenues was achieved despite the fact that the contribution from the Hard Rock Hotel and Casino was recognized for approximately 11 months of fiscal 1997 compared to a full year's contribution in fiscal 1996.

    SG&A, DEPRECIATION AND AMORTIZATION, NET INTEREST EXPENSE. Consolidated selling, general and administrative expense increased 10.2%, up $6.8 million to $73.9 million for fiscal 1997. The operations in Council Bluffs experienced an increase of approximately $5.0 million in selling, general and administrative expenses. The increase was attributable, in part, to the fact that the entire Council Bluffs facility was in operation for all of fiscal 1997 compared to eleven months and approximately six months of operations for the riverboat casino and land based facilities, respectively, in fiscal 1996. Additionally, the assessed value of the property was increased resulting in an increase in property taxes of approximately $0.9 million. Certain fees required to be paid on the basis of customer headcounts increased by approximately $1.8 million as the result of increases in the number of customers visiting the Council Bluffs property. The Lake Tahoe operations recognized an improvement in overall selling, general and administrative expenses of approximately $0.1 million from the fiscal 1996 period to the fiscal 1997 period. Selling, general and administrative expenses increased by $1.8 million at the Central City property as a result of an increase in promotional costs and a grand opening event promoting the new parking garage. Depreciation and amortization expenses increased by $2.6 million. The increase in depreciation was associated with the expanded facilities in Council Bluffs and the opening of the Central City parking garage. Interest expense, net of interest income and interest capitalized, increased by approximately $4.7 million to $18.9 million for fiscal 1997. The increase was attributable to the Notes which were issued in May 1996, and to the effect of capitalizing approximately $2.6 million of interest in fiscal 1996 in connection with the construction of the Council Bluffs facilities compared to the effect of capitalizing approximately $0.4 million of interest in the current year in connection with the construction of the parking facility in Central City.

    BUSINESS DEVELOPMENT COSTS. In the fourth quarter of fiscal 1997, Harveys reviewed and evaluated certain capitalized costs relative to business development efforts in specific geographical areas where there was a potential for approval of casino gaming. As a result of the review process, amounts previously capitalized with respect to real estate options, joint ventures, legal and other costs were written off or revalued. The amount expensed in the fourth quarter was approximately $2.7 million. The amount of such costs that continued to be deferred at November 30, 1997 was approximately $0.9 million.

    SALE OF INTERESTS IN UNCONSOLIDATED AFFILIATE. In the fourth quarter of fiscal 1997, Harveys sold its 40% equity interest in HRHC and all of Harveys' rights under a management agreement to manage the operations of the Hard Rock Hotel and Casino. Harveys received $45.0 million cash for its equity interest and the rights under the management agreement and an additional $1.2 million cash in satisfaction of a note and other amounts due Harveys at the time of the sale. Harveys recognized a gain of approximately $27.4 million on the transaction.

    NET INCOME. Net income for fiscal 1997 amounted to approximately $30.8 million, including the after-tax gain of approximately $17.4 million attributable to the sale of Harveys' interests in the Hard Rock Hotel and Casino and the after-tax write-down of approximately $1.7 million related to certain business development costs, compared to $11.3 million of net income for fiscal 1996.

    COMPARISON OF FISCAL YEAR ENDED NOVEMBER 30, 1996 TO FISCAL YEAR ENDED
     NOVEMBER 30, 1995

    Harveys' net revenues for fiscal 1996 were $247.7 million, an increase of $74.5 million, or 43.0%, from the $173.2 million recorded in fiscal 1995. Of the increase, $69.1 million, or 92.6% of the total increase, was attributable to the first year of operations of Harveys Casino Hotel in Council Bluffs. Approximately $3.4 million of the net revenue increase was attributable to an increase in the combination of the management fees earned for the management of the Hard Rock Hotel and Casino in Las Vegas and Harveys' 40% equity interest in the income of HRHC. The balance of the increase in net revenues was provided by operations of Harveys Wagon Wheel.

    CASINO. Fiscal 1996 casino revenues increased $65.0 million, up 53.6% from fiscal 1995 casino revenues of $121.4 million, to $186.4 million. The first year operations of Harveys Casino Hotel provided $62.6 million of the increase. While the Lake Tahoe operations accounted for $84.4 million, or 45.3% of consolidated casino revenues, the contribution to casino revenues from the northern Nevada property declined by 1.6%. The contribution from Harveys' casino operations in the Colorado market improved by $3.7 million over the prior year. Casino costs and expenses also increased with the opening of Harveys Casino Hotel. While the Council Bluffs property accounted for 96.3% of the casino revenue growth, it also accounted for 86.8% of the growth in casino costs and expenses, up in total from $57.5 million in fiscal 1995 to $86.7 million in fiscal 1996.

    LODGING. Lodging revenues of $28.7 million for fiscal 1996 were up $3.2 million, or 12.7%, from fiscal 1995. Revenues from the 251-room Council Bluffs hotel operation provided nearly $2.3 million of the increase with an occupancy rate of 80.0% since its opening in late May 1996 through the end of fiscal 1996. Management's decision to price the Council Bluffs hotel rooms at an attractive rate was successful in attracting initial customers to the property. The 740-room hotel at the Lake Tahoe facility provided the balance of the lodging revenue increase due to an increase in occupancy from 76.9% in fiscal 1995 to 80.5% in fiscal 1996. As expected, due to the promotional pricing in Council Bluffs, total lodging costs and expenses increased at a higher rate than lodging revenue growth. The 740-room Lake Tahoe hotel operates at a greater economy of scale than the 251-room Council Bluffs hotel or the 118-room Central City hotel and commands a higher average daily rate while spreading necessary costs over a more extensive room base.


    FOOD AND BEVERAGE. Food and beverage revenues improved by 17.3%, up $5.9 million to $39.9 million. Approximately $6.5 million was provided by the new operations in Council Bluffs where the decision had been made to attractively price the food service to entice local customers to the property. The Lake Tahoe property experienced a 5.3% decline in the number of meals served but, due in part to menu price increases, recognized an increase in the average guest check, which resulted in flat food revenues at the property. Beverage revenues at Lake Tahoe improved by approximately $425,000. Food and beverage revenues at the Central City property declined approximately $1.1 million, primarily as the result of outsourcing the food service during the second half of fiscal 1996. As expected, food and beverage profit margins declined due to promotional pricing and the attendant higher cost-of-goods-sold percentage experienced in Council Bluffs.



    OTHER REVENUES. Other revenues amounted to $11.4 million in fiscal 1996, including $5.0 million from the combination of fees from its contract with HRHC to manage the Hard Rock Hotel and Casino and a 40% equity interest in the income of HRHC. Other revenues in fiscal 1995 amounted to $8.0 million, including $1.7 million attributable to the Hard Rock Hotel and Casino, net of Harveys' pro rata share of pre-opening expenses. Other expenses remained relatively flat in absolute dollars.


    SG&A, DEPRECIATION AND AMORTIZATION, NET INTEREST EXPENSE. Consolidated selling, general and administrative expenses increased 33.5%, up $16.9 million to $67.1 million for fiscal 1996. Approximately $17.7 million was attributable to the new operations in Council Bluffs. The offsetting savings of approximately $0.8 million represented a 5.1% decrease from comparable expenses in fiscal 1995 primarily as a result of reduced marketing costs at the Lake Tahoe property. Depreciation and amortization increased $4.1 million from fiscal 1995 to fiscal 1996. The 1996 depreciation charges associated with Harveys Casino Hotel amounted to $4.7 million. All other operations recorded a decrease of nearly $0.6 million as a result of the value of fully depreciated and retired assets in fiscal 1996 exceeding the value of depreciable assets acquired. Interest expense, net of interest capitalized, increased $6.2 million, or 78.3%, from fiscal 1995 to fiscal 1996. This increase was attributable to Harveys Casino Hotel financing and the issuance of the Notes. In fiscal 1995, $1.1 million of interest was capitalized, primarily in conjunction with the construction of Harveys Casino Hotel. In fiscal 1996, an additional $2.6 million was capitalized in conjunction with that construction.

    PRE-OPENING EXPENSES. As a result of the opening of Harveys Casino Hotel in fiscal 1996, Harveys recognized $4.1 million of pre-opening expenses. These charges had previously been incurred in connection with the development of that property and deferred until the facility opened. Approximately $2.1 million of such costs had been deferred through fiscal 1995 year end. In fiscal 1995 Harveys recognized approximately $2.1 million of pre-opening expenses with the opening of Harveys Wagon Wheel.

    EXTRAORDINARY ITEM. In May 1996, Harveys expensed the remaining unamortized debt issuance costs related to a $10 million note payable that was retired before maturity. In June 1996, Harveys applied a portion of the net proceeds from the sale of the Notes to retire the note payable under a riverboat financing agreement and expensed the unamortized debt issuance cost related to that agreement. In July 1996, Harveys retired subordinated notes issued in exchange for notes payable by HWW and recognized expense as the result of writing off the related debt issuance costs. These items are reflected in operating results as an extraordinary loss of approximately $0.5 million, net of income tax benefit.

    INCOME TAX PROVISION. The income tax provision for fiscal 1996 was unfavorably affected by the state income taxes applicable to the expansion of Harveys' operations outside of the state of Nevada.

    NET INCOME. As a result of the above, net income for fiscal 1996 improved to $11.3 million from $9.3 million in fiscal 1995.

    LIQUIDITY AND CAPITAL RESOURCES


    Set forth below is a description of Harveys' historical liquidity and capital resources. Assuming consummation of the Merger, at the Effective Time the leverage and fixed charge obligations of the Company will be substantially increased. In addition to the offering of Series A Preferred, a portion of the the Merger Financing is expected to be provided pursuant to the Loan. Upon consummation of the Merger, the Loan would immediately be refinanced principally through the Amended and Restated Credit Facility. The fundings of the Loan and the Amended and Restated Credit Facility are subject to customary conditions precedent. See "Item 2. Financial Information--The Company." Among other covenants and restrictions it imposes, the Amended and Restated Credit Facility will prohibit the payment of cash dividends unless the Leverage Ratio is not greater than 3 to 1. "Leverage Ratio" will be calculated by reference to Harveys, HCCMC, HIMC, HLVMC and HTMC and any other subsidiaries of Harveys subsequently designated as a "Restricted Subsidiary" under the Amended and Restated Credit Facility and refers to the ratio of total indebtedness to EBITDA (as defined in the Amended and Restated Credit Facility).



    The Notes are governed by the Indenture and are general unsecured obligations of Harveys, subordinated in right of payment to all existing and future Senior Debt of Harveys (as defined in the Indenture). The Notes are guaranteed by each of the Restricted Subsidiaries of Harveys (as defined in the Indenture). Each guarantee is a general unsecured obligation of the guaranteeing Restricted Subsidiary, subordinated in right of payment to all existing and future Senior Debt of each guaranteeing Restricted Subsidiary. At August 31, 1998, the guaranteeing Restricted Subsidiaries were HCCMC, HIMC, HLVMC and HTMC.



    Interest on the Notes is payable semi-annually on June 1 and December 1 of each year. The Notes will mature on June 1, 2006. The Notes are redeemable at the option of Harveys, in whole or in part, at any time on or after June 1, 2001 at prices ranging from 105.313% of the principal amount plus accrued and unpaid interest, to 100% of the principal amount plus accrued and unpaid interest beginning June 1, 2004 and thereafter. Harveys has received the consent of the holders of the Notes to the waiver of provisions of the Indenture that would have given each holder of Notes the right upon consummation of the Merger to require Harveys to repurchase such holder's Notes at 101% of the principal amount plus accrued and unpaid interest to the repurchase date and that may have restricted the Merger Financing. See "Item 1 Business--The Company."



    The Indenture contains certain covenants that impose limitations on, among other things, (a) the incurrence of additional indebtedness by Harveys or any Restricted Subsidiary, (b) the payment of dividends, (c) the repurchase of capital stock and the making of certain other Restricted Payments and Restricted Investments (as defined in the Indenture) by Harveys or any Restricted Subsidiary, (d) mergers, consolidations and sales of assets by Harveys or any Restricted Subsidiary, (e) the creation or incurrence of liens on the assets of Harveys or any Restricted Subsidiary, and (f) transactions by Harveys or any of its subsidiaries with Affiliates (as defined in the Indenture). These limitations are subject to a number of qualifications and exceptions as described in the indenture. Harveys was in compliance with those covenants at August 31, 1998.



    Harveys had budgeted $18.6 million for maintenance capital expenditures and property improvements in fiscal year 1999. Harveys believes that its existing cash and cash equivalents, cash flows from operations and its borrowing capacity under the Amended and Restated Credit Facility, on a pro forma basis giving effect to the Merger and Merger Financing, will be sufficient to meet the cash requirements of its existing operations during at least the next twelve months, including capital improvements and replacements at the operating properties, dividends and debt service requirements. Harveys currently believes that its capital expenditures beyond the next twelve months will consist of dividend and debt service requirements and capital improvements and replacements in the ordinary course, which Harveys expects to be met by then-existing cash, cash flows from operations and borrowing capacity under the Amended and Restated Credit Facility. Harveys does not currently anticipate incurring material capital expenditures, balloon or other extraordinary payments on long-term obligations or any other extraordinary demands or commitments beyond the next twelve months. The Company and Harveys do not expect that cash dividends will be paid on the Series A Preferred for the five-year period during which dividends will be permitted to be paid in-kind because of, among other reasons, restrictions in the Amended and Restated Credit Facility and the Indenture on the payment of cash dividends.



    NINE MONTHS ENDED AUGUST 31, 1998. Harveys' primary sources of liquidity and capital resources during the first nine months of fiscal 1998 were cash flow from operations of approximately $35.1 million and the proceeds of approximately $3.4 million from the exercise of options to purchase shares of Harveys' common stock.


    During the first nine months of fiscal 1998, Harveys expended approximately $9.8 million in cash for income taxes. Additionally, Harveys made cash payments for dividends of approximately $1.5 million during the period and incurred additional cash expenditures of approximately $13.0 million in connection with capital improvements and replacements, approximately $5.0 million of which was related to casino expansion and remodeling in Council Bluffs, which was completed near the end of the first quarter of fiscal 1998.


    At August 31, 1998, Harveys had approximately $78.2 million of cash and cash equivalents and a maximum of approximately $113.0 million available under the Credit Facility, subject to compliance with certain financial covenants.



    YEARS ENDED NOVEMBER 30, 1997, 1996 AND 1995. In addition to cash flows from operations and borrowings under the Credit Facility, in fiscal year 1997, Harveys received $46.2 million when it sold its interests in HRHC and approximately $3.7 million from the sale of other assets.


    Cash flow from operations for fiscal year 1997 was approximately $44.6 million. On October 24, 1997 Harveys received $45.0 million cash when it sold:
(a) all of the capital stock of HRHC held by Harveys, representing 40% of the then outstanding capital stock of HRHC, and (b) all of Harveys' rights under a management agreement between HRHC and HLVMC relating to the management and operations of the Hard Rock Hotel and Casino. Harveys also received approximately $1.2 million cash in satisfaction of a note and other amounts due Harveys from HRHC as of October 24, 1997. Additionally, Harveys sold, in separate transactions in fiscal year 1997, a note receivable from an unrelated party and Harveys' airplane, realizing net proceeds of approximately $3.7 million from these transactions.

    During fiscal year 1997, Harveys expended approximately $1.5 million in cash relative to construction payables and retentions associated with the construction of the hotel and convention center portion of Harveys Casino Hotel in Council Bluffs and expended approximately $7.6 million in cash relative to the construction of a parking garage at Harveys Wagon Wheel in Central City, Colorado. Additionally, Harveys made cash payments for dividends of approximately $2.0 million during the period, incurred additional cash expenditures of approximately $16.9 million in connection with capital improvements and replacements and made net cash payments of approximately $33.3 million reducing Harveys' outstanding borrowings.

    During fiscal year 1996, Harveys completed the construction of the Council Bluffs project, expending $36.8 million in cash and financing the acquisition of the riverboat and equipment through a $20 million riverboat financing agreement. Additionally, Harveys made cash payments for dividends of approximately $1.7 million during the year and incurred additional cash expenditures of approximately $11.6 million in connection with capital improvements and replacements at the operating properties and corporate offices.

    On April 30, 1996, Harveys paid the holders of approximately $11.9 million of 12% subordinated notes payable by HWW (the "HWW Notes") $6 million in cash and issued an aggregate of $8 million in subordinated notes in exchange for all of the outstanding HWW Notes and unpaid interest accrued thereon (the "Debt Exchange"). On such date, Harveys also exchanged 382,500 shares of Harveys' common stock for: (a) 30% of the equity interests of HWW, (b) the rights to an approximately $3 million priority return from HWW, and (c) an option to acquire an additional 5% of the equity interests in HWW (the "Equity Exchange").

    On May 22, 1996, Harveys completed its public debt offering of $150 million of the Notes. The proceeds, $145.5 million net of underwriting discounts and commissions, were used to: (a) pay off a $10 million note payable to a private investor, (b) retire the $19 million principal balance of the note payable under a riverboat financing agreement, (c) redeem, for $7.8 million plus accrued and unpaid interest, the $8 million aggregate principal amount of subordinated notes issued in the Debt Exchange, and (d) reduce the outstanding principal balance under the Credit Facility.

    In September 1996, the Credit Facility was amended. Among other things the amendment: (a) extended the maturity date from August 16, 2000 to February 15, 2002, (b) extended the due dates of required repayments of principal, (c) modified the terms of certain financial covenants, and (d) reduced the maximum available principal balance to $115 million. In connection with the financing for the Merger, it is expected that the Credit Facility will be amended and restated. See "Item 1. Business--The Company."

    During fiscal 1995, Harveys' principal uses of funds were: (a) advances and investments of approximately $49.6 million to fund the development and construction of Harveys Casino Hotel in Council Bluffs, (b) investment of an additional $4.0 million in HRHC, (c) advances of an additional $7.3 million to complete the funding for the construction of Harveys Wagon Wheel, (d) dividend payments of approximately $1.5 million, and (e) pursuing additional expansion opportunities.

    YEAR 2000 ISSUE

    Many technological systems (including those that employ embedded technology such as microcontrollers) rely on hardware, software and components that were originally designed to recognize a date by using the last two digits of a four digit year. Tasks performed using these truncated fields may not work properly for dates from 2000 and beyond. This could result in system failures or miscalculations causing disruptions of, or the inability to engage in, normal business operations. This is generally known as the "Year 2000 Problem."


    Harveys has established a task force to coordinate its response to the Year 2000 Problem. This task force includes Harveys' Chief Executive Officer, Chief Financial Officer, Manager of Internal Audit, the Director of Information Services as well as support staff. An outside consultant was also engaged who assisted in establishing a Year 2000 compliance program for Harveys.



    The Year 2000 compliance programs developed for Harveys consist of the following phases:



    1: Compilation of an inventory of systems and equipment that may cause a Year 2000 Disruption ("Critical Systems and Equipment").



    2: Identification and priorization of the Critical Systems and Equipment from the inventory compiled in Phase 1 and inquiries of third parties with whom Harveys does significant business (i.e., vendors and suppliers) as to their state of their Year 2000 readiness.

    3: Analysis of the identified Critical Systems and Equipment to determine which systems and equipment are not Year 2000 compliant and evaluation of the costs to repair or replace those systems.



    4: Repair or replacement and testing of noncompliant Critical Systems and Equipment and the testing of Critical Systems and Equipment for which representation as to Year 2000 compliance has not been received or for which representation has been received but has not been confirmed.



    Harveys is not currently planning to use any independent verification and validation process to assure the reliability of their risk and cost estimates. However, this position will continue to be reevaluated as the Year 2000 compliance programs proceed at Harveys' facilities.



    Harveys also initiated a more limited review of the Year 2000 Problem as it relates to business associates of Harveys including material vendors, suppliers, financial institutions and utility and communications providers. The scope of the review was generally limited to inquiries of such business associates. Based on the responses received, Harveys is not aware of any Year 2000 Problem impact on a material business associate that would have a material adverse affect on Harveys' business operations. However, there can be no assurances that all of Harveys' material business associates will be Year 2000 compliant in a timely manner.



    Harveys relies on Systems in many areas of its business operations including casino operations, retail outlets, hotel operations, accounting and finance, facilities and environmental, communications and administration. Harveys has not developed a comprehensive contingency plan, although a number of Systems are "backed up" by manual procedures that have been employed during times Systems have been unavailable. Harveys will continue to assess the need for a comprehensive contingency plan as implementation of the corrective action plan continues and as the review of business associates' readiness progresses.



    Harveys is in the process of implementing its corrective action plan. Harveys is utilizing internal resources and external resources to achieve the plan objectives. Harveys anticipates that the required modifications, upgrades and replacements of Systems will most likely be completed in the second quarter of fiscal year 1999, allowing for additional testing and revisions, if necessary, before the year 2000. Harveys believes that its corrective action plan, including the timelines, is adequate and realistic. Nevertheless, if one or more of Harveys' Systems has been overlooked or if implementation of the corrective action plan fails to achieve Year 2000 compliance for one or more Systems, or if a key business associate fails to provide necessary products or services due to Year 2000 Problem business disruptions, there could be a material adverse impact on Harveys' business operations or financial performance. With respect to Harveys' Systems, the most reasonable likely worst case scenario if a Year 2000 Problem occurred would be the necessity to perform manually those procedures customarily performed by a noncompliant System. This could result in a slowdown of normal business operations and would likely be more costly. The performing of procedures manually would continue until such time as the noncompliant System could be made compliant or a suitable alternative could be found and installed. With respect to a key business associate, the most reasonable likely worst case scenario if a Year 2000 Problem occurred would be the failure to deliver to Harveys essential utilities, which could result in the inability of one or more of Harveys' hotel/casinos to operate and require the affected property or properties to close until such utilities could be restored.



    Harveys estimates that the costs to achieve Year 2000 compliance, including those costs that are capitalizable, will be approximately $4.4 million and will be expended through 2000. Harveys incurred costs of approximately $1.0 million in fiscal year 1998, including approximately $0.7 million that was capitalized. Harveys expects to incur an additional cost of approximately $3.4 million in fiscal 1999, approximately $3.0 million of which will be for capital acquisitions. Harveys believes that its expenditures in fiscal 2000 will not be material. These estimates are based on Harveys' evaluation and experience to date and are subject to modification as implementation of the corrective action plan progresses. There can be no assurances that the estimated costs are adequate or achievable, and actual costs could materially differ from the estimate.

ITEM 3. PROPERTIES.

THE COMPANY

    Prior to the Merger, the Company will own no property. In the Merger, the Company will be merged into Harveys, which will be the surviving corporation and will continue to own the properties it currently owns.

HARVEYS CASINO RESORTS

    Harveys Resort comprises approximately 1,020,000 square feet on approximately 19.8 acres, of which HTMC owns approximately 5.4 acres and leases approximately 14.4 acres pursuant to several ground leases that expire in 2045. A 973,000-square foot parking garage and certain other amenities are located on the leased property.


    The Harveys Wagon Wheel hotel and casino facility encompasses approximately 200,000 square feet on approximately 1.1 acres and a 730-space garage on a contiguous 8-acre parcel. Additionally, HCCMC owns approximately 40 acres of undeveloped land adjacent to the Harveys Wagon Wheel facility.



    Harveys Casino Hotel is located on approximately 36 acres of land owned by HIMC. The land-based amenities, including a covered "skywalk" to the riverboat casino, are comprised of a hotel, convention center, and passenger staging area, totaling nearly 300,000 square feet. Contiguous thereto is a 24-acre leasehold parcel which contains the boat docking facility and additional parking. This parcel is subject to a long term lease with the City of Council Bluffs for a nominal annual sum. Additionally, HIMC owns an adjacent 42.5-acre parcel suitable for expansion or support facilities.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.


    The following table sets forth expected beneficial ownership of the Company's Class A Common (the only class of voting securities of the Company) at the Effective Time by (1) all persons who are expected to be beneficial owners of more than five percent of the Class A Common, (2) each expected director, (3) the Company's expected Chief Executive Officer and four most highly compensated executive officers other than the Chief Executive Officer, in each case who were serving in such capacity on behalf of Harveys at the end of the last fiscal year and (4) all persons expected to be directors and executive officers, as a group. Except as otherwise indicated, the Company believes that the expected beneficial owners of the Class A Common listed below, based on information furnished by such owners, will have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Unless otherwise indicated, the business address of such persons is Highway 50 and Stateline Avenue, P.O. Box 128, Lake Tahoe, Nevada 89449. As of the Effective Time, 40,000 shares of Class A Common are expected to be outstanding. It is expected that all holders of Class A Common at the Effective Time will hold a number of shares of Class B Common such that their holdings of Class A Common and Class B Common each bear the same proportion to the total outstanding shares of each such class.



                                                                         SHARES
                                                                       BENEFICIALLY PERCENT OF
NAME OF BENEFICIAL OWNER                                                  OWNED       CLASS
---------------------------------------------------------------------  -----------  ----------
Colony HCR Voteco, LLC
  1999 Avenue of the Stars, Suite 1200
  Los Angeles, California 90067......................................      38,800         97.0%(1)
Thomas J. Barrack, Jr. (2)...........................................      38,800         97.0
Kelvin L. Davis (2)..................................................      38,800         97.0
Charles W. Scharer...................................................
Stephen L. Cavallaro.................................................
John J. McLaughlin...................................................
Gary D. Armentrout...................................................                        *
Kevin O. Servatius...................................................                        *
All directors and executive officers as a group
  (11 persons) (2)...................................................      40,000        100.0%


------------------------

*  Less than one percent


(1) Pursuant to the Transfer Restrictions Agreement, Colony III has the right to acquire such shares on each occasion that Colony III proposes to transfer any shares of Class B Common held by it to a proposed purchaser who, in connection with such proposed transfer, has obtained all licenses, permits, registrations, authorizations, consents, waivers, orders, findings or suitability or other approvals required to be obtained from, and has made all filings, notices or declarations required to be made with, all gaming authorities under all applicable gaming laws (an "Approved Sale"). In such event, Colony III shall have an option to purchase from Voteco the number of shares of Class A Common equal to the product of (a) the number of shares of Class A Common held by Voteco and (b) the fraction whose numerator is the number of shares of Class B Common proposed to be sold by Colony III in the Approved Sale and whose denominator is the number of shares of Class B Common held by Colony III.



(2) Messrs. Barrack and Davis are the Managers of Voteco, and thereby each may be deemed to have beneficial ownership of the Class A Common owned of record by Voteco. Messrs. Barrack and Davis each disclaim beneficial ownership of such shares of Class A Common.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS.

    The directors and executive officers of Harveys as of the Effective Time are expected to be as follows:


NAME                              AGE                                         POSITION
----------------------------      ---      ------------------------------------------------------------------------------
Thomas J. Barrack, Jr.......          51   Chairman of the Board of Directors
Charles W. Scharer..........          43   President and Chief Executive Officer; Director
Stephen L. Cavallaro........          40   Chief Operating Officer--Subsidiary Properties
John J. McLaughlin..........          43   Senior Vice President, Chief Financial Officer and Treasurer
Gary D. Armentrout..........          50   Senior Vice President--Business Development and Government Relations
James J. Rafferty...........          42   Senior Vice President--Corporate Marketing
Edward B. Barraco...........          53   Senior Vice President and General Manager--Harveys Wagon Wheel
Kevin O. Servatius..........          46   Senior Vice President and General Manager--Harveys Resort
Verne H. Welch, Jr..........          61   Senior Vice President and General Manager--Harveys Casino Hotel
John R. Bellotti............          41   Corporate Vice President of Human Resources
Kelvin L. Davis.............          35   Director



    THOMAS J. BARRACK, JR. is expected to serve as Chairman of the Board of Directors of the Company. He currently serves as Treasurer and a Director of the Company and is expected to resign as Treasurer at the Effective Time. Mr. Barrack also holds a minority membership interest in Voteco. Mr. Barrack has served as Chairman and Chief Executive Officer of each of Colony Capital and Colony Advisors, Inc. ("Colony Advisors") since August 1997. Colony Capital and Colony Advisors are international real estate investment and management firms. Mr. Barrack served as President of Colony Capital and Colony Advisors from August 1992 and September 1991, respectively, until August 1997. Mr. Barrack is a Director of Continental Airlines, Inc., a commercial airline, Public Storage, Inc., a developer, owner and operator of self-storage facilities, and Kennedy-Wilson, Inc., a worldwide real estate marketing, brokerage and investment services company.



    CHARLES W. SCHARER is expected to serve as President and Chief Executive Officer. He was appointed President and Chief Executive Officer of Harveys effective December 1, 1995, He was elected Chairman of the Board of Directors of Harveys on May 1, 1997 and has served as a director of Harveys since April 1995. Prior to becoming President and Chief Executive Officer of Harveys, Mr. Scharer served as Executive Vice President from August 1995. He was appointed Chief Financial Officer in July 1993 and Treasurer in September 1993.


    STEPHEN L. CAVALLARO is expected to serve as Chief Operating Officer of Subsidiary Properties. He has served as Chief Operating Officer of Subsidiary Properties of Harveys in February 1996. In this position he has had operational responsibility for Harveys Wagon Wheel in Central City, Colorado and Harveys Casino Hotel in Council Bluffs, Iowa. Until October 24, 1997, when the Hard Rock Sale was consummated, Mr Cavallaro also had operational responsibility for the Hard Rock Hotel and Casino in Las Vegas, Nevada. Mr. Cavallaro joined Harveys in February 1994 to direct and develop the Hard Rock Hotel and Casino as Senior Vice President and General Manager--Hard Rock Hotel. From 1992 to 1994, he served as Vice President and General Manager of the Palace Station.

    JOHN J. MCLAUGHLIN is expected to serve as Senior Vice President, Chief Financial Officer and Treasurer. He was appointed Senior Vice President, Chief Financial Officer and Treasurer of Harveys in March 1996. He joined Harveys in September 1995 as Chief Financial Officer. From January 1993 until September 1995, he was Chief Financial Officer of President Riverboat Casinos, Inc. Mr. McLaughlin is a Certified Public Accountant.

    GARY D. ARMENTROUT is expected to serve as Senior Vice President--Business Development and Government Relations. He has served as Senior Vice President--Business Development and Government Relations of Harveys since May 1995. In this position he has been responsible for identifying and pursuing the development of new projects for Harveys. Prior to joining Harveys, Mr. Armentrout was employed by President Riverboat Casinos, Inc. where he served as Vice President--Gaming from May 1990 until June 1994 when he was appointed Vice President--Gaming Development.

    JAMES J. RAFFERTY is expected to serve as Corporate Vice President of Marketing. He was appointed Corporate Vice President of Marketing of Harveys in December 1995 and was promoted to Senior Vice President of Corporate Marketing in 1997. Mr. Rafferty served as Vice President, Marketing--Lake Tahoe from 1992 to 1995.

    EDWARD B. BARRACO is expected to serve as Senior Vice President and General Manager--Harveys Wagon Wheel. He has served as Harveys' Senior Vice President and General Manager--Harveys Wagon Wheel since July 1995. From 1985 to 1995, Mr. Barraco served as Assistant General Manager--Lake Tahoe, where he was responsible for overseeing all aspects of the operation on an assigned shift.


    KEVIN O. SERVATIUS is expected to serve as Senior Vice President and General Manager--Harveys Resort. He was appointed Senior Vice President and General Manager--Harveys Resort in August 1995. From March 1993 to August 1995, Mr. Servatius was Senior Vice President and General Manager of Harrah's--Lake Tahoe. He serves as Vice Chairman of the Board of the Tahoe Douglas Visitors Authority and serves as President and board member of the Lake Tahoe Gaming Alliance.



    VERNE H. WELCH, JR. is expected to serve as Senior Vice President and General Manager--Harveys Casino Hotel. He has served as Senior Vice President and General Manager--Harveys Casino Hotel since September 1995. Prior to moving to the Council Bluffs property, Mr. Welch served as Senior Vice President and General Manager--Lake Tahoe from December 1993 to September 1995. From 1988 to December 1993, he served as Vice President--Casino Operations.


    JOHN R. BELLOTTI is expected to serve as Corporate Vice President of Human Resources. He was appointed Corporate Vice President of Human Resources of Harveys in August 1997. Prior to joining Harveys in August 1997, Mr. Bellotti was employed by Hyatt Hotels Corporation, serving most recently as Assistant Vice President of Human Resources from 1993 to 1997.


    KELVIN L. DAVIS is expected to serve as a Director. He currently serves as President and Secretary and a Director of the Company and is expected to resign as President and Secretary at the Effective Time. Mr. Davis also holds a majority membership interest in Voteco. Mr. Davis has served as President and Chief Operating Officer of each of Colony Capital and Colony Advisors since August 1997. He served as Executive Vice President of Colony Capital and Colony Advisors from August 1992 and September 1991, respectively, to August 1997. Mr. Davis is a director of Franchise Finance Corporation of America, a specialty real estate financing company.



    Mark Hedstrom, Chief Financial Officer of Colony Capital, and Mr. Cavallaro are expected to serve as non-voting observers on the Board of Directors. In addition to the foregoing officers and directors, all current senior executives of Harveys are expected to remain in their current positions at the Effective Time.

ITEM 6. EXECUTIVE COMPENSATION.

    The Company currently pays no compensation to any of its executive officers.

SUMMARY COMPENSATION TABLE

    The following table sets forth the compensation paid by Harveys during the three fiscal years ended November 30, 1997 to the Chief Executive Officer of Harveys, each of the four other most highly compensated executive officers of Harveys, and a former executive officer of Harveys who would have been one of Harveys' four other most highly compensated executive officers had he continued to be an executive officer through the end of the fiscal year ended November 30, 1997 (the "Named Executive Officers"). Messrs. Scharer, Cavallaro, McLaughlin, Armentrout and Servatius are expected to serve in identical positions with the Company as of the Effective Time, in certain cases pursuant to new employment agreements and new benefit plans, except that Mr. Cavallaro is not expected to serve as a director of the Company following the Effective Time. See "Item 7. Certain Relationships and Related Transactions."

                           SUMMARY COMPENSATION TABLE

                                                                                                      LONG-TERM AWARDS
                                                             ANNUAL COMPENSATION            -------------------------------------
                                                   ---------------------------------------  RESTRICTED   SECURITIES
                                      YEAR                                      OTHER          STOCK     UNDERLYING      LTIP
                                      ENDED         SALARY                     ANNUAL         AWARDS       OPTIONS      PAYOUTS
NAME AND PRINCIPAL POSITION       NOVEMBER 30,        ($)      BONUS ($)    COMPENSATION      ($)(1)         (#)          ($)
------------------------------  -----------------  ---------  -----------  ---------------  -----------  -----------  -----------
Charles W. Scharer (3)........           1997        428,462     360,000         --             --          183,500       81,384
 Director; President and                 1996        347,400     168,000         --             --          135,000       --
 Chief Executive Officer                 1995        240,507     125,000         --             --           --           --

Stephen L. Cavallaro (4)......           1997        333,462     240,000         --             --           48,800       61,718
 Director; Chief Operating               1996        267,785     120,000         --             --           28,000       --
 Officer--Subsidiary                     1995        242,135     124,020         --             --           --           --
 Properties

John J. McLaughlin (5)........           1997        221,346     165,000         --             --           41,000       --
 Senior Vice President, Chief            1996        175,000      70,000         --             --           10,000       --
 Financial Officer and                   1995         30,288       7,500         21,586(6)     190,000       20,000       --
 Treasurer

Gary D. Armentrout (7)........           1997        234,598     130,000         --             --           41,000       --
 Senior Vice President--                 1996        210,384      67,735         --             --           10,000       --
 Business Development and                1995        107,692      11,000         --            198,750       20,000       --
 Government Relations

Kevin O. Servatius (8)........           1997        268,846     105,000         --             --           51,000       --
 Senior Vice President and               1996        231,538     100,000         --             --           10,000       --
 General Manager--Harveys                1995         60,577       7,500         --            285,000       30,000       --
 Resort

Thomas M. Yturbide (9)........           1997        400,000      --             --             --          100,000      148,350
 Consultant to the President             1996        400,000      --             --             --          100,000       --
 and Chief Executive Officer             1995        400,000     148,000(10)       --           --           --           --


                                      ALL
                                     OTHER
                                 COMPENSATION
NAME AND PRINCIPAL POSITION         ($)(2)
------------------------------  ---------------
Charles W. Scharer (3)........        11,067
 Director; President and               8,845
 Chief Executive Officer               6,439
Stephen L. Cavallaro (4)......           500(2)
 Director; Chief Operating               500(2)
 Officer--Subsidiary                     500(2)
 Properties
John J. McLaughlin (5)........         6,735
 Senior Vice President, Chief            808
 Financial Officer and                --
 Treasurer
Gary D. Armentrout (7)........         5,512
 Senior Vice President--               3,081
 Business Development and             --
 Government Relations
Kevin O. Servatius (8)........         8,037
 Senior Vice President and             1,828
 General Manager--Harveys             --
 Resort
Thomas M. Yturbide (9)........        59,116
 Consultant to the President          45,896
 and Chief Executive Officer          38,694

----------------------------------


(1) In the case of Mr. McLaughlin, represents the market value ($19.00 per share) of 10,000 shares of restricted stock awarded to Mr. McLaughlin on August 14, 1995. The value as of November 30, 1997 was $199,063. In the case of Mr. Armentrout, represents the market value ($19.875 per share) of 10,000 shares of restricted stock awarded to Mr. Armentrout on May 9, 1995. The value as of November 30, 1997 was $199,063. In the case of Mr. Servatius, represents the market value ($19.00 per share) of 15,000 shares of restricted stock awarded to Mr. Servatius on August 14, 1995. The value as of November 30, 1997 was $298,595. All of the awards were made pursuant to Harvey's Omnibus Incentive Plans and vested immediately as to 25% of the award on the date of grant and vested, or were to vest, as to 25% on each of the next three anniversaries of the date of grant. In addition, as of November 30, 1997, Messrs. Scharer and Cavallaro held 18,000 and 15,000 shares of restricted stock having a value of $358,313 and $298,595, respectively. The Named Executive Officers receive dividends on all of their shares. All such shares would vest upon closing of the Merger and would be cashed out for an amount per share equal to the consideration paid per share of Harveys Common Stock in the Merger.


(2) Amounts include Harveys' 401(k) Plan contributions, payments of term life insurance premiums and above-market rate interest earned on deferred compensation. In fiscal 1997, Harveys' 401(k) Plan contributions were $4,750 for each of Mr. Scharer, Mr. Cavallaro and Mr. Yturbide and $6,735, $5,512 and $7,477, respectively, for Mr. McLaughlin, Mr. Armentrout and Mr. Servatius. In fiscal 1997, Harveys paid term life insurance premiums of $1,130 and $7,093 for policies insuring the lives of Mr. Scharer and Mr. Yturbide, respectively. In fiscal 1997, the above-market rate interest earned by Mr. Scharer, Mr. Cavallaro, Mr. Servatius and Mr. Yturbide on deferred compensation amounted to $5,187, $4,365, $560 and $47,273, respectively.

(3) On December 1, 1995, Mr. Scharer became Harveys' President and Chief Executive Officer and on May 1, 1997 was elected Chairman of the Board of Directors.

(4) On February 1, 1996, Mr. Cavallaro became Chief Operating Officer of Subsidiary Operations.

(5) Mr. McLaughlin was appointed Chief Financial Officer on September 18, 1995, and was elected Senior Vice President, Chief Financial Officer and Treasurer in March 1996.

(6) Includes $20,120 of relocation expense reimbursement, $1,312 of compensation related to the personal use of an automobile provided by Harveys and $154 of medical expense payments in excess of Harveys' group medical insurance coverage.

(7) Mr. Armentrout was appointed Senior Vice President of Business Development and Government Relations on May 9, 1995.

(8) On August 14, 1995, Mr. Servatius became Senior Vice President and General Manager-Harveys Resort .

(9) From December 1, 1995 to May 1, 1997, Mr. Yturbide served as Harveys' Chairman of the Board of Directors. Since May 1, 1997, Mr. Yturbide has served as Consultant to the President and Chief Executive Officer.

(10) Includes a $100,000 signing bonus paid by Harveys in connection with Mr. Yturbide's employment contract.

OPTION GRANTS

    The tables below set forth certain information regarding options granted to the Named Executive Officers during fiscal year 1997.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                            POTENTIAL REALIZABLE
                                                                                                  VALUE AT
                                                    INDIVIDUAL GRANTS                       ASSUMED ANNUAL RATES
                                 --------------------------------------------------------            OF
                                   NUMBER OF       % OF TOTAL                                   STOCK PRICE
                                   SECURITIES        OPTIONS                                  APPRECIATION FOR
                                   UNDERLYING      GRANTED TO      EXERCISE                    OPTION TERM(2)
                                    OPTIONS       EMPLOYEES IN      PRICE     EXPIRATION   ----------------------
NAME                               GRANTED(1)      FISCAL YEAR    ($/SHARE)      DATE        5% ($)     10% ($)
-------------------------------  --------------  ---------------  ----------  -----------  ----------  ----------
Charles W. Scharer.............       183,500           26.82     $  16.4375    05/22/07    1,896,923   4,807,176

Stephen L. Cavallaro...........        48,800            7.13     $  16.4375    05/22/07      504,468   1,278,420

John J. McLaughlin.............        41,000            5.99     $  16.4375    05/22/07      423,836   1,074,083

Gary D. Armentrout.............        41,000            5.99     $  16.4375    05/22/07      423,836   1,074,083

Kevin O. Servatius.............        51,000            7.45     $  16.4375    05/22/07      527,210   1,336,054

Thomas M. Yturbide.............       100,000           14.62     $  16.4375    05/22/07    1,103,720   2,840,086

------------------------


(1) The Named Executive Officers received options pursuant to Harveys' incentive plans. The options granted during the fiscal year include options granted in previous years that were repriced May 22, 1997. Options to purchase a total of 498,880 shares were repriced on that date. Of that total, the Named Executive Officers received the following repriced options: Mr. Scharer, 135,000; Mr. Cavallaro, 28,000; Mr. McLaughlin, 30,000; Mr. Armentrout, 30,000; Mr. Servatius, 40,000; and Mr. Yturbide, 100,000. The MOU provides that options to acquire Harveys Common Stock held by Mr. Scharer, Mr. Cavallaro and Mr. McLaughlin will be cancelled in the Merger, and Mr. Scharer, Mr. Cavallaro and Mr. McLaughlin will receive lump sum payments in consideration therefor. See "Item 7. Certain Relationships and Related Transactions." The Merger Agreement similarly provides that each outstanding option to acquire Harveys Common Stock will be cancelled immediately prior to the Effective Time in exchange for a cash payment equal to the product of the number of shares of Harveys Common Stock subject to such option and the excess of the consideration payable per share of Harveys Common Stock in the Merger over the per share exercise price of such option, and such provisions will apply to each of the Named Executive Officers.

(2) The entries in these columns are provided pursuant to requirements of the SEC and do not represent a prediction by the Company or Harveys as to the actual performance of the Harveys Common Stock. As noted above, upon consummation of the Merger, each option referenced in the table will terminate.


OPTION EXERCISES AND HOLDINGS

    The table below sets forth information concerning the exercise of options during the fiscal year ended November 30, 1997 and unexercised options held at the end of such year by the Named Executive Officers.

               AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND
                         FISCAL YEAR-END OPTION VALUES

                                                                                NUMBER OF SECURITIES
                                                                                     UNDERLYING             VALUE OF UNEXERCISED
                                                                               UNEXERCISED OPTIONS AT     IN-THE-MONEY OPTIONS AT
                                               SHARES                             FISCAL YEAR END          FISCAL YEAR END ($)(1)
                                             ACQUIRED ON    AGGREGATE VALUE  --------------------------  --------------------------
NAME                                        EXERCISE (#)     REALIZED ($)    EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
-----------------------------------------  ---------------  ---------------  -----------  -------------  -----------  -------------
Charles W. Scharer.......................        --               --             32,000        183,500      189,002        636,525
Stephen L. Cavallaro.....................        --               --             30,000         48,800      177,189        169,277
John J. McLaughlin.......................        --               --             --             41,000       --            142,221
Gary D. Armentrout.......................        --               --             --             41,000       --            142,221
Kevin O. Servatius.......................        --               --             --             51,000       --            176,909
Thomas M. Yturbide.......................        --               --            110,000        100,000      649,693        346,880

------------------------

(1) Options are in-the-money if the fair market value of the underlying securities exceeds the exercise price of the options.


    The MOU provides that options to acquire Harveys Common Stock held by Mr. Scharer, Mr. Cavallaro and Mr. McLaughlin will be cancelled in the Merger, and Mr. Scharer, Mr. Cavallaro and Mr. McLaughlin will receive lump sum payments in consideration therefor. See "Item 7. Certain Relationships and Related Transactions." The Merger Agreement similarly provides that each outstanding option to acquire Harveys Common Stock will be cancelled immediately prior to the Effective Time in exchange for a cash payment equal to the product of the number of shares of Harveys Common Stock subject to such option and the excess of the consideration payable per share of Harveys Common Stock in the Merger over the per share exercise price of such option, and such provisions will apply to each of the Named Executive Officers.

LONG-TERM INCENTIVE PLAN

    In fiscal year 1994, Harveys adopted a Long-Term Incentive Plan. The table below sets forth awards made to Named Executive Officers in the last fiscal year under Harveys' Long-Term Incentive Plan.

             LONG-TERM INCENTIVE PLANS--AWARDS IN FISCAL YEAR 1997

                                                                                             ESTIMATED FUTURE PAYOUTS UNDER
                                   NUMBER OF
                                 SHARES UNITS                                                  NON-STOCK PRICE-BASED PLANS
                                   OR OTHER            PERFORMANCE OR OTHER PERIOD         -----------------------------------
NAME                                RIGHTS             UNTIL MATURATION OR PAYOUT           THRESHOLD    TARGET      MAXIMUM
-------------------------------  -------------  -----------------------------------------  -----------  ---------  -----------
Charles W. Scharer.............       --             Three years ending November 30, 1997   $  32,135   $  64,269   $  96,404
                                      --             Three years ending November 30, 1998      32,135      64,269      96,404
                                      --             Three years ending November 30, 1999      32,135      64,269      96,404

Stephen L. Cavallaro...........       --             Three years ending November 30, 1997      19,452      38,904      58,356
                                      --             Three years ending November 30, 1998      19,452      38,904      58,356
                                      --             Three years ending November 30, 1999      19,452      38,904      58,356

John J. McLaughlin.............       --             Three years ending November 30, 1997      --          --          --
                                      --             Three years ending November 30, 1998      11,067      22,135      33,202
                                      --             Three years ending November 30, 1999      11,067      22,135      33,202

Gary D. Armentrout.............       --             Three years ending November 30, 1997      --          --          --
                                      --             Three years ending November 30, 1998      11,730      23,460      35,190
                                      --             Three years ending November 30, 1999      11,730      23,460      35,190

Kevin O. Servatius.............       --             Three years ending November 30, 1997      --          --          --
                                      --             Three years ending November 30, 1998      13,442      26,885      40,327
                                      --             Three years ending November 30, 1999      13,442      26,885      40,327

Thomas M. Yturbide.............       --             Three years ending November 30, 1997      30,000      60,000      90,000
                                      --             Three years ending November 30, 1998      --          --          --
                                      --             Three years ending November 30, 1999      --          --          --

    Mr. Yturbide does not participate in Harveys' Long-Term Incentive Plan beyond the three-year cycle ending November 30, 1997. Benefits received by participants under this plan are based on Harveys' achieving specified levels of cash flow and return on equity over three-year periods. The target amount of the incentive is earned if the average of the percentage of achievement of the two goals equals 100%. The threshold amount is earned if the average of the percentage of achievement of the two goals equals 80% and the maximum amount is earned if the average of the percentage of achievement of the two goals equals or exceeds 120%.

    The MOU provides that, upon consummation of the Merger, the Long-Term Incentive Plan will be terminated, and Messrs. Scharer, Cavallaro and McLaughlin each will receive lump sum payments at maximum in connection therewith. See "Item 7. Certain Relationships and Related Transactions." Pursuant to the Harveys Change of Control Plan (the "Change of Control Plan"), Messrs. Armentrout, Servatius and Yturbide will similarly receive lump sum payments at maximum.

COMPENSATION OF DIRECTORS

    In fiscal 1997, non-employee directors received an annual retainer of $30,000 and an additional $1,000 for each board meeting attended. During such period, non-employee committee members received $1,000 for each committee meeting attended, and the non-employee chairs of each of the Audit Committee and the Compensation Committee received $1,200 for each meeting attended. Non-employee directors are reimbursed for expenses incurred in connection with attending meetings of Harveys' Board of Directors and Committees thereof.

    Harveys established an Outside Directors' Retirement Plan pursuant to which each outside director and any employee-director who is not covered under the Harveys' Supplemental Executive Retirement Plan or Senior Supplemental Executive Retirement Plan and who has served five or more years, or his or her beneficiaries as applicable, shall be entitled to receive $25,000 per year for up to ten years upon such director's retirement, death or disability. The plan also provides for continuing medical insurance coverage under Harveys' executive health plan for a period of up to 10 years.

    The Change of Control Plan provides that (1) all options granted to directors under the 1993 Non-Employee Director Stock Option Plan will vest upon consummation of the Merger, and (2) members of the Board who are asked to resign as a result of a Change of Control will be paid their annual compensation for the balance of the term for which they were elected and will be entitled to a lump sum payment of the compensation due under the Outside Directors' Retirement Plan.

    It is expected that new director compensation arrangements will be instituted upon consummation of the Merger.

    Directors who are also employees may be eligible to participate in Harveys' employee incentive plans.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

    The tables below set forth total benefits payable to executive employees, including the Named Executive Officers, who participate in Harveys' Supplemental Executive Retirement Plan (the "SERP"). Amounts shown represent the aggregate amounts to which such employees are entitled under the SERP.

                  SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN TABLE
                              (SEVEN YEAR VESTING)

                                                                     ESTIMATED ANNUAL BENEFITS AT AGE 65 FOR
                                                                       REPRESENTATIVE YEARS OF SERVICE ($)
                                                              -----------------------------------------------------
REMUNERATION ($)                                                  3          4          5          6          7
------------------------------------------------------------  ---------  ---------  ---------  ---------  ---------
125,000.....................................................     12,500     25,000     37,500     50,000     62,500
150,000.....................................................     15,000     30,000     45,000     60,000     75,000
175,000.....................................................     17,500     35,000     52,500     70,000     87,500
200,000.....................................................     20,000     40,000     60,000     80,000    100,000
225,000.....................................................     22,500     45,000     67,500     90,000    112,500
250,000.....................................................     25,000     50,000     75,000    100,000    125,000
300,000.....................................................     30,000     60,000     90,000    120,000    150,000
400,000.....................................................     40,000     80,000    120,000    160,000    200,000
450,000.....................................................     45,000     90,000    135,000    180,000    225,000
500,000.....................................................     50,000    100,000    150,000    200,000    250,000

                  SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN TABLE
                               (20 YEAR VESTING)

                                                                          ESTIMATED ANNUAL BENEFITS AT AGE 65 FOR
                                                                            REPRESENTATIVE YEARS OF SERVICE ($)
                                                                         ------------------------------------------
REMUNERATION ($)                                                             5         10         15         20
-----------------------------------------------------------------------  ---------  ---------  ---------  ---------
125,000................................................................     15,625     31,250     46,875     62,500
150,000................................................................     18,750     37,500     56,250     75,000
175,000................................................................     21,875     43,750     65,625     87,500
200,000................................................................     25,000     50,000     75,000    100,000
225,000................................................................     28,125     56,250     84,375    112,500
250,000................................................................     31,250     62,500     93,750    125,000
300,000................................................................     37,500     75,000    112,500    150,000
400,000................................................................     50,000    100,000    150,000    200,000
450,000................................................................     56,250    112,500    168,750    225,000
500,000................................................................     62,500    125,000    187,500    250,000

    On November 20, 1997 the SERP was amended by the Board of Directors to, among other things, limit participation to employees (a) whose positions are classified as members of the Executive Committee of Harveys, (b) whose participation has been recommended by the President and Chief Executive Officer,
(c) whose participation has been approved and confirmed by the Committee, and
(d) who do not participate in the Senior Supplemental Retirement Plan. Those employees who were participating in the SERP prior to November 20, 1997, and had partially or fully vested but do not meet the amended participation requirements after November 20, 1997 will continue to participate in the SERP.

    The seven year vesting SERP presently covers approximately 21 current or former executive employees. The 20 year vesting SERP, for those who began participation after October 1, 1994, covers approximately 8 executive employees. SERP benefits are based on a percentage of average base compensation earned during the participant's last five years of service. Base compensation is the participant's annual salary (but not bonuses or incentive compensation), which is the same as compensation depicted as salary in the Summary Compensation Table. Benefits are generally computed as a straight-life annuity, and are not subject to any deduction for social security benefits. Participants are entitled to receive SERP benefits upon attaining age 65 (age 63 for Mr. Yturbide) and having become vested in the SERP. Participants in the seven year vesting SERP become 20% vested after having accumulated at least three years of service with Harveys and vesting continues in 20% increments each year thereafter, with 100% vesting occurring upon completion of seven years of service. Participants in the 20 year vesting SERP become 25% vested after having accumulated at least five years of service with Harveys and vesting continues in 5% increments each year thereafter, with 100% vesting occurring upon completion of 20 years of service. Amounts shown for seven years or 20 years of service in the respective tables above represent the maximum annual payments a participant may receive under the SERP. Benefits under the SERP are payable for a period of 15 years.

    Messrs. Scharer and Yturbide are fully vested under the terms of the seven year vesting plan. Mr. Cavallaro has approximately five years of credited service under the terms of the seven year vesting plan. Mr. Armentrout has approximately three and one-half years of credited service under the terms of the twenty year vesting plan. Mr. McLaughlin and Mr. Servatius each have approximately three years of credited service under the terms of the twenty year vesting plan.

    The MOU provides that, upon consummation of the Merger, the rights of Mr. Scharer, Mr. Cavallaro and Mr. McLaughlin to participate in the SERP will be terminated, and they will receive lump sum payments in connection therewith. See "Item 7. Certain Relationships and Related Transactions." In accordance with the Change of Control Plan, upon consummation of the Merger, Messrs. Armentrout and Servatius will receive two additional years of vesting credit under the SERP.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The following individuals served on the Compensation Committee during fiscal year 1997: Eugene R. White (Chair), Jessica L. Ledbetter, Luther Mack, Jr., William B. Ledbetter and Franklin K. Rahbeck. Charles W. Scharer and John J. McLaughlin participated as non-voting members. During fiscal year 1997, Charles
W. Scharer served as Harveys' Chairman of the Board, President and Chief Executive Officer. John J. McLaughlin served as Senior Vice President, Chief Financial Officer and Treasurer of Harveys during fiscal year 1997.

EMPLOYMENT CONTRACTS AND CHANGE OF CONTROL ARRANGEMENTS


    Mr. Scharer serves as President and Chief Executive Officer under an employment contract with Harveys. The term of the contract began on December 1, 1995 and was extended in fiscal year 1997 to run through November 30, 2002. The agreement provides that Mr. Scharer's salary during the term of the agreement will be subject to annual review by the Compensation Committee of the Board of Directors. Mr. Scharer's salary was increased to $467,500 per year beginning December 1, 1997. The agreement also provided for the award of options to purchase shares of Harveys Common Stock. The contract is terminable at any time (upon ninety days notice) by Mr. Scharer or Harveys. If the agreement is terminated by Harveys for reason other than cause, Mr. Scharer is entitled to receive the full value of his salary and other benefits for the remainder of the agreement. The MOU provides that Mr. Scharer's current employment contract will be terminated at the Effective Time of the Merger, and that Mr. Scharer will enter into a new employment contract with the Company. See "Item 7. Certain Relationships and Related Transactions."



    Mr. Cavallaro serves as Chief Operating Officer of Subsidiary Operations under an employment contract with Harveys effective as of February 1, 1996. The term of the contract was extended on February 10, 1997 and terminates on January 31, 2000. Mr. Cavallaro's annual salary established by the contract is subject to annual review and adjustment. Mr. Cavallaro's current salary is $360,000 per year. The contract also provided for the award of options to purchase shares of Harveys Common Stock. The contract is terminable at any time (upon ninety days notice) by Mr. Cavallaro or Harveys. If the contract is terminated by Harveys for reasons other than cause, Mr. Cavallaro is entitled to receive the full value of his salary and other benefits for the remainder of the contract term. The MOU provides that Mr. Cavallaro's current employment contract will be terminated at the Effective Time of the Merger, and that Mr. Cavallaro will enter into a new employment contract with the Company. See "Item 7. Certain Relationships and Related Transactions."



    Mr. McLaughlin serves as Senior Vice President, Chief Financial Officer and Treasurer under an employment contract with Harveys effective as of August 14, 1995 and extending to September 17, 2000. Mr. McLaughlin's annual salary established by the contract is subject to annual review and adjustment. Mr. McLaughlin's current salary is $250,000 per year. The contract also provided for the award of options to purchase shares of Harveys Common Stock and the award of restricted shares of Harveys Common Stock. The contract is terminable at any time (upon ninety days notice) by Mr. McLaughlin or Harveys. If the contract is terminated by Harveys for reasons other than cause, Mr. McLaughlin is entitled to receive the full value of his salary and other benefits for the remainder of the contract term. The MOU provides that Mr. McLaughlin's current employment contract will be terminated at the Effective Time of the Merger, and that Mr. McLaughlin will enter into a new employment contract with the Company. See "Item
7. Certain Relationships and Related Transactions."



    Mr. Armentrout serves as Senior Vice President of Business Development and Government Relations under an employment contract with Harveys effective as of May 9, 1995 and extending to May 9, 2000. Mr. Armentrout's annual salary under the contract is currently $240,000. The contract also provided for the award of options to purchase shares of Harveys Common Stock and the award of restricted shares of Harveys Common Stock. The contract is terminable at any time (upon ninety days notice) by

Mr. Armentrout or Harveys. If the contract is terminated by Harveys for reasons other than cause, Mr. Armentrout is entitled to receive the full value of his salary and other benefits for the remainder of the contract term.


    Mr. Servatius serves as Senior Vice President and General Manager--Harveys Resort under an employment contract with Harveys effective as of August 14, 1995. The term of the contract runs for five years, terminating on August 13, 2000. Mr. Servatius' annual salary is currently $280,000. The contract also provided for the award of restricted shares of Harveys Common Stock and options to purchase shares of Harveys Common Stock. The contract is terminable at anytime (upon ninety days notice) by Mr. Servatius or Harveys. If the contract is terminated by Harveys for reasons other than cause, Mr. Servatius is entitled to receive the full value of his salary and other benefits for the remainder of the contract term.


    In addition to the change of control benefits described above with respect to the cash-out of stock options, the payment of long-term incentive bonuses and additional vesting and payout of accrued benefits under the SERP, the Change of Control Plan also provides that the Named Executive Officers are entitled to receive (1) continuation of annual salary and certain welfare benefits for the greater of (a) a period ranging from 24 to 36 months depending on position within the company, and (b) the remaining term of their employment contract term, and (2) a lump sum payment at maximum under Harveys' Management Incentive Plan (the "MIP") if their employment is terminated. For a discussion of the benefits that Messrs. Scharer, Cavallaro and McLaughlin will receive in connection with the Merger, see "Item 7. Certain Relationships and Related Transactions."

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.


    The Company has entered into the MOU with Messrs. Scharer, Cavallaro and McLaughlin (the "Executives"). The MOU provides that each of the Executives will remain in the offices they now hold, Mr. Scharer will continue to serve as a director and Mr. Cavallaro will be appointed to the Company's Board of Directors in a non-voting capacity. After the Merger Mr. Scharer, Mr. McLaughlin, Mr. Cavallaro, the general managers of Harveys' Nevada, Iowa and Colorado facilities, the vice president of human resources, the vice president of marketing, the vice president of business development and such other employees as are determined by Mr. Scharer and the Board of Directors (the "Key Managers") will be granted a number of shares of common stock of the Company representing in the aggregate three percent of the outstanding Class A Common and Class B Common, plus an additional two percent if the Company achieves certain performance goals before the fifth anniversary of the Effective Time. The MOU provides that 20 percent of such shares will vest on each of the first through fifth anniversaries of the Effective Time, subject to certain exceptions. The Key Managers will also be granted options to purchase the number of shares of Class A Common and Class B Common that is equivalent in the aggregate to five percent of the outstanding Class A Common and Class B Common, respectively. Under the MOU each of Mr. Scharer, Mr. McLaughlin and Mr. Cavallaro have agreed to support the Merger, including voting shares of Harveys Common Stock held by him in favor of the Merger.


    In addition, the MOU provides, among other things, as follows:


    - Each option to purchase Harveys Common Stock held by the Executives will be cancelled in exchange for payments equal to the product of (a) the number of shares of Harveys Common Stock subject to such option and (b) the excess, if any, of (i) the price per share of Harveys Common Stock to be paid by the Company in the Merger for a share of Harveys Common Stock over (ii) the exercise price per share of Harveys Common Stock of such option. Assuming a price to be paid per share of Harveys Common Stock of $28, Messrs. Scharer, Cavallaro and McLaughlin would receive payments of $2,569,719, $984,250 and $474,063, respectively, in consideration for cancellation of such options. The Merger Agreement provides that the consideration to be paid per share of Harveys Common Stock in the Merger will be adjusted upward to include an additional amount of cash, without interest, equal to the difference, if positive, of (1) the product of (x) $1.96 and (y) a fraction the numerator of which shall be the number of days elapsed from and including September 1, 1998 to and excluding the closing date of the Merger and the denominator of which shall be 365, minus (2) (x) the aggregate amount of all cash dividends on the Harveys Common Stock paid during the period from and including September 1, 1998 to and excluding the closing date of the Merger, divided by (y) the number of shares of Harveys Common Stock upon which the consideration for the Merger is paid plus the number of shares of Harveys Common Stock underlying any stock options, warrants and other rights to acquire Harveys Common Stock canceled in connection with the Merger.


    - The Long-Term Incentive Plan and the rights of Messrs. Scharer, Cavallaro and McLaughlin to participate therein, shall be terminated in exchange for lump sum payments pursuant to the terms of the LTIP of $1,081,988, $531,018 and $332,063, respectively.

    - The rights of the Executives to participate in the SERP will be terminated, and the accrued SERP benefits for Messrs. Scharer, Cavallaro and McLaughlin as of the consummation of the Merger shall be $1,261,435, $701,454 and $450,000, respectively. One-half of each such amount is to be paid in a lump sum to Messrs. Scharer, Cavallaro and McLaughlin, and the remaining amounts, rather than being distributed, will be distributed and invested in the common stock of the Company, or deemed to be so distributed and invested under certain tax deferral arrangements.

    - The rights of Messrs. Scharer, Cavallaro and McLaughlin to participate in the MIP which provides key employees with financial rewards for outstanding individual and operating unit performance which contribute significantly to the financial success of Harveys, as in effect on the date hereof, shall be terminated in exchange for lump sum payments pursuant to the terms of the MIP of $467,500, $232,500 and $187,500, respectively. The MIP provides key employees with cash awards, computed as a variable percentage of base salary. Such cash awards are contingent on the meeting of certain corporate, business unit and individual performance objectives which are established at the beginning of the year by the compensation committee, the participant and the participant's manager.

    - The current employment contracts of Messrs. Scharer, Cavallaro and McLaughlin shall be terminated at the Effective Time, and Messrs. Scharer, Cavallaro and McLaughlin shall enter into new employment contracts with the Company. The new employment contracts are expected to have terms of five years from the Effective Time and provide for, without limitation,
      (1) annual base salaries of $500,000, $400,000 and $300,000 for Messrs. Scharer, Cavallaro and McLaughlin, (2) annual year-end incentive payments under the MIP or other equivalent plan, (3) the continuation of perquisites in effect with respect to Messrs. Scharer, Cavallaro and McLaughlin as of the date hereof, (4) the immediate vesting of all options and restricted stock grants upon a change of control, and (5) the vesting of that portion of options and restricted stock grants due to vest over the lesser of (1)(a) eighteen months (with respect to Messrs. Cavallaro and McLaughlin) or (b) two years (with respect to Mr. Scharer) or (2) the remainder of the employment agreement term (in each case, the "Period"), and the provision of severance for the applicable Period (in each case consisting of the terminated Executive's then-applicable base salary, bonus and benefits, which severance shall be the exclusive severance payable to such Executive and shall supersede and replace any severance that might otherwise be due under the Company's Change of Control Plan) upon a termination of the Executives other than for cause.

    The Merger Agreement provides that the Company will provide directors and officers liability insurance coverage to the current directors and officers of the Company for a term of six years following the Effective Time.

ITEM 8.  LEGAL PROCEEDINGS.

    The Company is not a party to any litigation and to its knowledge, no action, suit or proceedings against it has been threatened by any person.

    Harveys is a defendant in various lawsuits relating to routine matters incidental to its business. Management of Harveys does not believe that the outcome of any such litigation, in the aggregate, will have a material adverse effect on Harveys.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

    No established public trading market exists for the Company's common equity. There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of the Company's common equity.


    There are no outstanding options or warrants to purchase, or securities convertible into, the Company's common equity. All shares of the Company's common equity are subject to sale pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), subject to the limitations set forth therein. The Company has not agreed with any security holder to register any of its common equity for sale by any security holder. The Company does not currently propose to publicly offer any shares of its common equity.



    As of the Effective Time, the Company will have ten holders of record of each of its Class A Common and Class B Common.


    The Company does not pay, and does not anticipate paying in the foreseeable future, any dividends on its common equity.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.


    If the Company utilizes the Merger Financing, it expects to issue immediately prior to the Effective Time (1) 3,879,001 shares of Class B Common to Colony III and 37,799 shares of Class A Common to Voteco for aggregate consideration of $75 million in cash and (2) 55,000 shares of Series A Preferred in a private placement for aggregate consideration of $55 million in cash. Such issuances are subject to certain conditions. See "Item 1. Business--The Company."


    Pursuant to the MOU, the Company expects to grant to the Key Managers the number of shares of Class A Common and Class B Common that is equivalent in the aggregate to three percent of the Class A Common and Class B Common, respectively, outstanding as of the Effective Time. Twenty percent of such Base Stock Grant Shares granted to each Key Manager shall vest on each of the first through fifth anniversaries of the Effective Time, except as otherwise provided in the MOU.

    Each of the foregoing issuances is expected to be exempt from registration under the Securities Act, pursuant to Section 4(2) thereof or Regulation D thereunder, including, in the case of certain resales to third parties, Rule 144A thereunder.

ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

GENERAL


    The authorized capital stock of the Company consists of 10 million shares of common stock, of which 5 million shares have been designated Class A Common, par value $.01 per share, and 5 million shares have been designated Class B Common, par value $.01 per share and 1 million shares of preferred stock, par value $.01 per share, none of which are designated. It is expected that 55,000 shares, plus such additional number of shares as may be required from time to time to effect payment of dividends on outstanding Series A Preferred in additional shares of Series A Preferred, of preferred stock will be designated as Series A Preferred. At the Effective Time, 40,000 shares of Class A Common, 4,000,000 shares of Class B Common and 55,000 shares of Series A Preferred are expected to be outstanding. The Class A Common is the only class of the Company's capital stock being registered pursuant to this Registration Statement.


COMMON STOCK


    Holders of Class A Common are entitled to one vote per share on all matters to be voted on by the stockholders of the Company and are not entitled to cumulative voting for the election of directors. Except as otherwise expressly required by law, holders of Class B Common have no right to vote on any matters to be voted on by the stockholders of the Company. Holders of Class A Common and Class B Common have no preemptive rights, no other rights to subscribe for additional shares of the Company, no conversion rights and no redemption rights, will not benefit from any sinking fund and will not have any preferential rights upon a liquidation. Subject to preferences that may apply to shares of preferred stock at the time, holders of Class A Common and Class B Common are entitled to share ratably, share for share, in dividends when, as and if declared on the common stock of the Company, provided that dividends or distributions that are declared that are payable in shares of, or in subscription or other rights to acquire Class A Common or Class B Common, dividends or distributions payable in shares of, or in subscription or other rights to acquire shares of, any particular class of common stock shall be payable only to holders of such class of common stock.


    The shares of Class A Common are subject to substantial dilution. Colony III will hold approximately 97 percent of the Class B Common to be issued. The Company's Articles of Incorporation provide Colony III and its successors entities and affiliates (as such term is defined in Rule 501(b) under the Securities Act) with the right to convert at any time any of their shares of Class B Common into an equal number of shares of Class A Common, subject to compliance with all gaming and other statutes, laws, rules and regulations applicable to the Company at the time of such exercise.

    No stock or other securities issued by the Company and no interest, claim or charge therein or thereto may be transferred, except in accordance with the provisions of the Nevada Gaming Control Act and the regulations promulgated thereunder. Any transfer in violation thereof is ineffective until the Company ceases to be subject to the jurisdiction of the Nevada Commission or the Nevada Commission, by affirmative action, validates, or waives any defect in, such transfer.

PREFERRED STOCK


    The Board of Directors of the Company is authorized to provide for the issuance of the preferred stock in one or more classes or series, and to fix for each such class or series such voting powers, full or limited, or no voting powers, and such distinctive designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board providing for the issuance of such class or series and as may be permitted by the Nevada Revised Statutes ("NRS"). The Board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the Class A Common and Class B Common. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the voting and other rights of the holders of Class A Common and Class B Common. If the Merger Financing is applied, the Company currently plans designate shares of preferred stock as Series A Preferred and expects that such stock would neither be required to be redeemed prior to June 1, 2006 (the maturity date of the Notes) nor otherwise constitute Disqualified Stock (as defined in the Indenture). Cash dividends on the Series A Preferred are not expected to be payable prior to five years from issuance. The Series A Preferred may be issued to affiliates of Colony Capital or to third parties in a private placement.

RESTRICTIONS ON BUSINESS COMBINATIONS AND CORPORATE CONTROL

    Chapter 78 of the NRS contains provisions restricting the ability of a corporation to engage in business combinations with an "interested shareholder." Under the NRS, except under certain circumstances, business combinations are not permitted for a period of three years following the date such shareholder became an interested shareholder. The NRS defines an "interested shareholder," generally, as a person who beneficially owns 10% or more of the outstanding shares of a corporation's voting stock.

    In addition, the NRS generally disallows the exercise of voting rights with respect to "control shares" of an "issuing corporation" (as defined in the NRS). "Control shares" are the voting shares of an issuing corporation acquired in connection with the acquisition of a "controlling interest." "Controlling interest" is defined in terms of threshold levels of voting share ownership, which, when crossed, trigger application of the voting bar with respect to the newly acquired shares. The NRS also permits directors to resist a change or potential change in control of the corporation if the directors determine that such a change is opposed to or not in the best interest of the corporation.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The Company's Articles of Incorporation contain, pursuant to Nevada law, provisions for indemnification of officers and directors of the Company and in certain cases employees and other persons. In addition, the Company's Bylaws require the Company to indemnify such persons to the full extent permitted by Nevada law. Each such person will be indemnified in any proceeding if he or she acted in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the Company. Indemnification would cover expenses, including attorneys' fees, judgments, fines and amounts paid in settlement. The Company's Bylaws also provide that the Company's Board of Directors may cause the Company to purchase and maintain insurance on behalf of any present or past director or officer insuring against any liability asserted against such person incurred in the capacity of director or officer or arising out of such status, whether or not the Company would have the power to indemnify such person. The Company is expected to maintain directors' and officers' liability insurance.

    The Company also expects to enter into separate indemnification agreements with its directors and officers and certain key employees. Each indemnification agreement is expected to provide for, among other things (1) indemnification against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim against an indemnified party unless it is determined, as provided in the indemnification agreement, that indemnification is not permitted under law and (2) prompt advancement of expenses to any indemnitee in connection with his or her defense against any claim.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.


    The financial statements and supplementary data are as set forth in the "Index to Financial Statements" on page F-1.


ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

    Not applicable.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

    (a) List separately all financial statements filed.


    See "Index to Financial Statements."


    (b) Exhibits.


 EXHIBIT
 NUMBER
---------
 2.1       Agreement and Plan of Merger dated as of February 1, 1998 by and between Harveys Acquisition
             Corporation, a Nevada corporation, and Harveys Casino Resorts, a Nevada corporation*

 3.1       Articles of Incorporation of Harveys Acquisition Corporation*

 3.2       Form of Amended and Restated Bylaws of Harveys Acquisition Corporation

 4.1       Form of stock certificate*

10.1       Memorandum of Understanding dated February 1, 1998 among Harveys Acquisition Corporation, a Nevada corporation, Charles W. Scharer, Stephen L. Cavallaro and John L. McLaughlin*

10.2       Voting and Profit Sharing Agreement dated as of February 1, 1998 by and among Harveys Acquisition
             Corporation and the individuals and entities signatory thereto*

10.3       Noncompetition and Trade Secret Agreement dated as of February 1, 1998 by and among Harveys Acquisition
             Corporation and the individuals signatory thereto*

10.4       Form of Director and Officer Indemnification Agreement

27.1       Financial Data Schedule*


------------------------


 *  Previously filed

                                   SIGNATURES


    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                HARVEYS ACQUISITION CORPORATION

Date: January 6, 1999           By:             /s/ KELVIN L. DAVIS
                                     -----------------------------------------
                                               Name: Kelvin L. Davis
                                                  Title: PRESIDENT

                         INDEX TO FINANCIAL STATEMENTS



    The following audited balance sheet and pro forma financial statements of Harveys Acquisition Corporation and audited and unaudited consolidated financial statements of Harveys Casino Resorts and its subsidiaries are presented herein on the page indicated:


                        HARVEYS ACQUISITION CORPORATION


AUDITED FINANCIAL STATEMENTS:
  Report of Ernst & Young LLP, Independent Auditors..................................        F-2
  Balance Sheet as of November 15, 1998..............................................        F-3

UNAUDITED PRO FORMA FINANCIAL STATEMENTS:
  Pro Forma Condensed Consolidated Balance Sheet as of August 31, 1998...............        F-6
  Pro Forma Condensed Consolidated Statement of Income for the Nine-Month Period
    Ended August 31, 1998............................................................        F-7
  Pro Forma Condensed Consolidated Statement of Income for the Year Ended November
    30, 1997.........................................................................        F-8

                                     HARVEYS CASINO RESORTS

AUDITED FINANCIAL STATEMENTS:
  Report of Deloitte & Touche LLP, Independent Auditors..............................       F-13
  Report of Grant Thornton LLP, Independent Auditors.................................       F-14
  Consolidated Balance Sheets as of November 30, 1997 and 1996.......................       F-15
  Consolidated Statements of Income for the Years Ended November 30, 1997, 1996 and
    1995.............................................................................       F-16
  Consolidated Statements of Stockholders' Equity for the Years Ended November 30,
    1997, 1996 and 1995..............................................................       F-17
  Consolidated Statements of Cash Flows for the Years Ended November 30, 1997, 1996
    and 1995.........................................................................       F-18
  Notes to Consolidated Financial Statements.........................................       F-19

UNAUDITED FINANCIAL STATEMENTS:
  Condensed Consolidated Balance Sheets as of November 30, 1997 and August 31,
    1998.............................................................................       F-40
  Condensed Consolidated Statements of Income for the Nine Month Periods Ended August
    31, 1998 and 1997................................................................       F-41
  Condensed Consolidated Statements of Cash Flows for the Nine Month Periods Ended
    August 31, 1998 and 1997.........................................................       F-42
  Notes to Unaudited Condensed Consolidated Financial Statements.....................       F-43

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Harveys Acquisition Corporation

    We have audited the accompanying balance sheet of Harveys Acquisition Corporation as of November 15, 1998. The balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on the balance sheet based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Harveys Acquisition Corporation at November 15, 1998 in conformity with generally accepted accounting principles.

Ernst & Young LLP

Los Angeles, California
November 16, 1998

                        HARVEYS ACQUISITION CORPORATION

                                 BALANCE SHEET

                               NOVEMBER 15, 1998

ASSETS
  Cash and cash equivalents.........................................................  $   1,000
                                                                                      ---------
                                                                                      $   1,000
                                                                                      ---------
                                                                                      ---------
LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES.........................................................................  $  --

SHAREHOLDERS' EQUITY
  Preferred Stock, $.01 par value--authorized 1,000,000 shares; 0 shares
    outstanding.....................................................................     --
  Common stock, $.01 par value:
    Class A--authorized, 5,000,000 shares; 1 share outstanding......................     --
    Class B--authorized, 5,000,000 shares; 999 shares outstanding...................         10
  Additional paid-in capital........................................................        990
                                                                                      ---------
                                                                                          1,000
                                                                                      ---------
                                                                                      $   1,000
                                                                                      ---------
                                                                                      ---------

                            See accompanying notes.

                        HARVEYS ACQUISITION CORPORATION

                             NOTES TO BALANCE SHEET

                               NOVEMBER 15, 1998

1. ORGANIZATION AND CAPITAL STRUCTURE

    Harveys Acquisition Corporation (the Company) was formed by affiliates of Colony Capital, Inc., under the laws of the State of Nevada on January 30, 1998. The Company was formed for the purpose of entering into an Agreement and Plan of Merger dated as of February 1, 1998 (the Merger Agreement) by and between the Company and Harveys Casino Resorts, a Nevada corporation (Harveys) and merging with and into Harveys.

    Pursuant to the Merger Agreement, subject to the satisfaction or waiver of certain conditions to the obligations of the parties under the Merger Agreement, including the receipt of certain approvals from the gaming authorities of the States of Nevada, Colorado and Iowa, the Company will be merged (the Merger) with and into Harveys. In the Merger, each share of common stock (Common Stock) of Harveys outstanding at the time the Merger becomes effective (the Effective
Time) (other than shares of Common Stock held in Harveys' treasury) will be converted into the right to receive cash as provided in the Merger Agreement. Harveys will be the surviving corporation in the Merger and continue its current business operations.

    Merger-related costs incurred by an affiliate of Colony Capital, Inc. are not reflected in the accompanying balance sheet. Holders of Class A Common are entitled to one vote per share in all matters to be voted on by stockholders of the Company. Holders of Class B Common have no vote, except as otherwise expressly required by law.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid investments with a maturity of 90 days or less when purchased to be cash equivalents.

USE OF ESTIMATES

    The preparation of the balance sheet in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent asset and liabilities at the date of the balance sheet. Actual results could differ from these estimates.

                        HARVEYS ACQUISITION CORPORATION
             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


    The pro forma condensed consolidated financial statements of Harveys Acquisition Corporation (the "Company") as of August 31, 1998 and for the nine months ended August 31, 1998 and the year ended November 30, 1997 give effect to: (a) the consummation of a merger (the "Merger") pursuant to an Agreement and Plan of Merger dated as of February 1, 1998 (the "Merger Agreement") by and between the Company and Harveys Casino Resorts ("Harveys"), and (b) a proposed plan of financing (the "Merger Financing") for the Merger, assumed to consist of the application of (1) gross proceeds of $75.0 million from the issuance of shares of Class A Common Stock and Class B Common Stock, (2) gross proceeds of $55.0 million from the issuance of shares of Series A Preferred Stock, (3) borrowings of $175.0 million under an Amended and Restated Credit Facility (the "Amended and Restated Credit Facility") and (4) Harveys' available cash. Pursuant to the Merger Agreement, the Company would be merged with and into Harveys. The Merger is subject to the satisfaction or waiver of certain conditions to the obligations of the parties under the Merger Agreement, including the receipt of certain approvals from the gaming authorities of the States of Nevada, Colorado and Iowa. There can be no assurances that the Merger will be consummated. The actual types and amounts of funds utilized to finance the Merger may differ based on prevailing circumstances at the time. These pro forma condensed consolidated financial statements give effect to the transactions as if they occurred, for balance sheet purposes, on August 31, 1998 and, for income statement purposes, on December 1, 1996. The pro forma condensed consolidated financial statements should be read in conjunction with the Company's audited balance sheet, and notes thereto, and the financial statements, and the notes thereto, of Harveys appearing elsewhere in this Registration Statement. The pro forma condensed consolidated financial statements are not necessarily indicative of the results that would have been reported had such transactions actually occurred on the date specified, nor are they indicative of the Company's future results.


    The pro forma adjustments are based upon available information and upon certain assumptions that the Company believes are reasonable under the circumstances.

                        HARVEYS ACQUISITION CORPORATION

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                             AS OF AUGUST 31, 1998

                             (DOLLARS IN THOUSANDS)


                                                                                    ADJUSTMENTS FOR
                                                                                   PAYMENT OF MERGER
                                                                                    CONSIDERATION,
                                                                  ADJUSTMENTS FOR  TRANSACTION FEES
                                                       HARVEYS        MERGER         AND PURCHASE       PRO FORMA
                                                     HISTORICAL      FINANCING     METHOD ACCOUNTING   AS ADJUSTED
                                                     -----------  ---------------  -----------------  -------------
                                                      ASSETS

Current assets
  Cash and cash equivalents........................   $  78,245     $   305,000(a)    $   (23,790)(c)  $    54,521
                                                                                         (302,476)(d)
                                                                                           (2,458)(e)
  Accounts and notes receivable, net...............       5,652                                              5,652
  Other current assets.............................       8,550                                              8,550
                                                     -----------  ---------------  -----------------  -------------
    Total current assets...........................      92,447         305,000          (328,724)          68,723
Property and equipment.............................     316,658                            88,344(d)       405,002
Deferred financing costs...........................       5,946                            (1,882)(b)        6,522
                                                                                            2,458(e)
Other assets.......................................      11,594                            (2,446)(d)        9,728
                                                                                              580(d)
Goodwill...........................................                                        58,514(d)        58,514
                                                     -----------  ---------------  -----------------  -------------
    Total assets...................................   $ 426,645     $   305,000       $  (183,156)     $   548,489
                                                     -----------  ---------------  -----------------  -------------
                                                     -----------  ---------------  -----------------  -------------

                                       LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
  Current portion of long-term debt................   $      11                                        $        11
  Accounts and contracts payable...................       6,044                                              6,044
  Accrued expenses and other.......................      32,619                                             32,619
                                                     -----------                                      -------------
    Total current liabilities......................      38,674                                             38,674
Long-term debt, net................................     150,209     $   175,000(a)    $     9,000(d)       334,209
Other liabilities..................................      41,154                             4,452(d)        45,606
                                                     -----------  ---------------  -----------------  -------------
    Total liabilities..............................     230,037         175,000            13,452          418,489
                                                     -----------  ---------------  -----------------  -------------
Stockholders' equity
  Preferred stock..................................      --              55,000(a)                          55,000
  Common stock.....................................         101                              (101)(d)      --
  Additional paid-in capital.......................      43,483          75,000(a)        (43,483)(d)       75,000
  Retained earnings................................     153,267                            (1,882)(b)      --
                                                                                          (23,790)(c)
                                                                                         (127,595)(d)
  Treasury stock...................................        (243)                              243(d)       --
                                                     -----------  ---------------  -----------------  -------------
    Total stockholders' equity.....................     196,608         130,000          (196,608)         130,000
                                                     -----------  ---------------  -----------------  -------------
    Total liabilities and stockholders' equity.....   $ 426,645     $   305,000       $  (183,156)     $   548,489
                                                     -----------  ---------------  -----------------  -------------
                                                     -----------  ---------------  -----------------  -------------


See accompanying notes to pro forma condensed consolidated financial statements

                        HARVEYS ACQUISITION CORPORATION

              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                   FOR THE NINE MONTHS ENDED AUGUST 31, 1998

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)


                                                                                 ADJUSTMENTS
                                                                     HARVEYS    FOR THE EFFECT       PRO FORMA
                                                                   HISTORICAL   OF THE MERGER       AS ADJUSTED
                                                                   -----------  --------------      -----------
Revenues
  Casino.........................................................  $   183,501                      $   183,501
  Lodging........................................................       26,157                           26,157
  Food and beverage..............................................       35,479                           35,479
  Other..........................................................        5,583                            5,583
  Less: Casino promotional allowances............................      (17,763)                         (17,763)
                                                                   -----------                      -----------
    Total net revenues...........................................      232,957                          232,957
                                                                   -----------                      -----------
Costs and expenses
  Casino.........................................................       86,310                           86,310
  Lodging........................................................       10,299                           10,299
  Food and beverage..............................................       22,664                           22,664
  Other operating................................................        2,230                            2,230
  Selling, general and administrative............................       58,766   $        (886)(f)       57,880
  Depreciation and amortization..................................       15,641           2,540(g)        18,181
  Merger-related costs...........................................        1,103                            1,103
                                                                   -----------  --------------      -----------
    Total costs and expenses.....................................      197,013           1,654          198,667
                                                                   -----------  --------------      -----------
Operating income.................................................       35,944          (1,654)          34,290
                                                                   -----------  --------------      -----------
Other income (expense)
  Interest income................................................        1,495          (1,495)(i)           --
  Interest expense...............................................      (13,390)        (10,027)(h)      (23,417)
  Other, net.....................................................         (123)                            (123)
                                                                   -----------  --------------      -----------
    Total other income (expense).................................      (12,018)        (11,522)         (23,540)
                                                                   -----------  --------------      -----------
Income before income taxes.......................................       23,926         (13,176)          10,750
Income tax provision.............................................       (9,571)          4,561(j)        (5,010)
                                                                   -----------  --------------      -----------
Net income.......................................................  $    14,355   $      (8,615)     $     5,740
                                                                   -----------  --------------      -----------
                                                                   -----------  --------------      -----------
Income per common share
  Basic..........................................................  $      1.43                      $     (0.07)
                                                                   -----------                      -----------
                                                                   -----------                      -----------
  Diluted........................................................  $      1.41                      $     (0.07)
                                                                   -----------                      -----------
                                                                   -----------                      -----------
Weighted average common shares used in calculating income per common share
  Basic..........................................................   10,009,086                        3,943,040
                                                                   -----------                      -----------
                                                                   -----------                      -----------
  Diluted........................................................   10,213,456                        3,943,040
                                                                   -----------                      -----------
                                                                   -----------                      -----------


See accompanying notes to pro forma condensed consolidated financial statements

                        HARVEYS ACQUISITION CORPORATION

              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                      FOR THE YEAR ENDED NOVEMBER 30, 1997
                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)


                                                                           ADJUSTMENTS
                                                               HARVEYS    FOR THE EFFECT       PRO FORMA
                                                              HISTORICAL  OF THE MERGER       AS ADJUSTED
                                                              ----------  --------------      -----------
Revenues
  Casino....................................................  $  216,564                      $   216,564
  Lodging...................................................      32,175                           32,175
  Food and beverage.........................................      44,406                           44,406
  Other.....................................................       7,277                            7,277
  Management fees and joint venture.........................       4,507                            4,507
  Less: Casino promotional allowances.......................     (21,366)                         (21,366)
                                                              ----------                      -----------
    Total net revenues......................................     283,563                          283,563
                                                              ----------                      -----------
Costs and expenses
  Casino....................................................     100,500                          100,500
  Lodging...................................................      13,374                           13,374
  Food and beverage.........................................      29,886                           29,886
  Other operating...........................................       2,811                            2,811
  Selling, general and administrative.......................      73,945    $     (628)(k)         73,317
  Depreciation and amortization.............................      19,077         5,165(l)          24,242
  Business development costs................................       2,690                            2,690
                                                              ----------  --------------      -----------
    Total costs and expenses................................     242,283         4,537            246,820
                                                              ----------  --------------      -----------
Operating income............................................      41,280        (4,537)            36,743
                                                              ----------  --------------      -----------
Other income (expense)
  Interest income...........................................         509          (509)(n)             --
  Interest expense..........................................     (19,401)      (11,612)(m)        (31,013)
  Gain on sale of interests in unconsolidated affiliate.....      27,422                           27,422
  Other, net................................................        (137)                            (137)
                                                              ----------  --------------      -----------
    Total other income (expense)............................       8,393       (12,121)            (3,728)
                                                              ----------  --------------      -----------
Income before income taxes and extraordinary item...........      49,673       (16,658)            33,015
Income tax provision........................................     (18,898)        4,755(o)         (14,143)
                                                              ----------  --------------      -----------
Income before extraordinary item............................  $   30,775    $  (11,903)       $    18,872
                                                              ----------  --------------      -----------
                                                              ----------  --------------      -----------
Income before extraordinary item per common share
  Basic.....................................................  $     3.13                      $      2.98
                                                              ----------                      -----------
                                                              ----------                      -----------
  Diluted...................................................  $     3.13                      $      2.89
                                                              ----------                      -----------
                                                              ----------                      -----------
Weighted average common shares outstanding used in
  calculating income before extraordinary item per common
  share
  Basic.....................................................   9,826,636                        3,918,800
                                                              ----------                      -----------
                                                              ----------                      -----------
  Diluted...................................................   9,843,871                        4,040,000
                                                              ----------                      -----------
                                                              ----------                      -----------


See accompanying notes to pro forma condensed consolidated financial statements

         NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

    The Company was formed under the laws of the State of Nevada on January 30, 1998 by affiliates of Colony Capital, Inc. The Company has conducted no business other than in connection with the Merger Agreement. Harveys is engaged in the ownership and operation of hotel/casinos in Nevada, Colorado and Iowa. Upon the consummation of the Merger, the Company would be merged with and into Harveys. Each share of common stock of Harveys ("Common Stock") outstanding at the time the Merger becomes effective (other than shares of Common Stock held in Harveys' treasury) will be converted into the right to receive cash as provided in the Merger Agreement. Harveys will be the surviving corporation in the Merger and continue its current business operations.


    The pro forma condensed consolidated balance sheet as of August 31, 1998 presents adjustments relative to the Merger Financing, the cancellation of an existing reducing, revolving credit agreement of Harveys (the "Credit Facility"), the payment of the consideration for Common Stock (including shares underlying outstanding options to purchase Common Stock) in the Merger (the "Merger Consideration"), the payment of fees, expenses and other transaction costs relating to the Merger and the Merger Financing, including the consent fee payable to holders of Harveys' 10 5/8% Senior Subordinated Notes due 2006 (the "Notes") in connection with the receipt of consents to certain waivers and an amendment to a provision of the indenture governing the Notes, and the preliminary application of purchase method accounting allocating the purchase price to the assets and liabilities acquired. The preliminary allocation results in the recording of approximately $58.5 million of goodwill. The Merger Consideration to be paid is $28 in cash for each of the approximately 10.1 million outstanding shares of Common Stock and a cash amount equal to $28 less the option exercise price per share for each of the approximately 0.7 million shares of Common Stock underlying outstanding options. Additional consideration will be payable in cash, without interest, in an amount equal to the difference, if positive, of (a) the product of (i) $1.96 times (ii) a fraction the numerator of which shall be the number of days elapsed from and including September 1, 1998 to and excluding the date the Merger is consummated (the "Effective Time") and the denominator of which shall be 365, minus (b) the quotient of (i) the aggregated amount of all cash dividends paid on Common Stock during the period from and including September 1, 1998 to and excluding the Effective Time divided by (ii) the number of shares of Common Stock upon which the cash consideration is to be paid plus the number of shares of Common Stock underlying the options to acquire Common Stock upon which the cash consideration is to be paid.



    The pro forma condensed consolidated statements of income for the nine months ended August 31, 1998 and for the year ended November 30, 1997 present adjustments relative to contractual changes to certain compensation arrangements pursuant to the Merger, additional depreciation and amortization expense as the result of the recognition of the fair market value of property and equipment and the recognition of goodwill, changes to interest expense as a result of the Merger Financing and the related effect of the foregoing adjustments on the provision for income taxes. The changes in compensation arrangements include:
(a) the one-time payment of benefits due to three senior executive officers of Harveys under a supplemental executive retirement plan and the subsequent cessation of such officers' participation in the plan, (b) the one-time payment of amounts due to senior executive officers of Harveys under a long-term incentive plan and the subsequent cancellation of such plan and (c) the granting to certain executive officers (the "Key Managers") of Harveys a number of shares of common stock of the Company equivalent in the aggregate to 3% of the common stock of the Company outstanding upon the consummation of the Merger. The changes in interest expense include: (a) additional interest expense on the Amended and Restated Credit Facility, (b) elimination of interest expense on the existing Credit Facility, (c) amortization of deferred financing costs associated with the Amended and Restated Credit Facility, (d) elimination of amortization of deferred financing costs associated with the existing Credit Facility, and (e) the reduction in interest expense due to the amortization of a premium recognized on the Notes as a result of applying purchase method accounting. The pro forma condensed consolidated statements of income do not include the one-time payments due as a result of the contemplated changes in compensation agreements nor other one-time fees and expenses contemplated to be paid in connection with the Merger.

    ADJUSTMENTS TO THE PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET AS OF AUGUST 31, 1998


(a) To record proceeds of stock issuances and borrowings in connection with the Merger Financing, including: (1) gross proceeds of $75.0 million from the issuance of shares of Class A Common Stock and Class B Common Stock, (2) gross proceeds of $55.0 million from the issuance of shares of Series A Preferred Stock, (3) borrowings of $175.0 million under an Amended and Restated Credit Facility.


(b) To eliminate approximately $1.9 million of unamortized loan fees and deferred financing costs related to the existing Credit Facility, which will be terminated.


(c) To record the payment of fees and expenses of approximately $23.8 million related to the Merger, including: (1) approximately $13.5 million in consent fees payable to holders of the Notes, (2) approximately $7.7 million in change of control payments to management and directors of Harveys and (3) approximately $2.6 million of financial advisory fees and other expenses.



(d) To record the payment of the Merger Consideration of approximately $291.3 million and the payment of approximately $11.1 million in related financial advisory fees and other costs, which financial advisory fees would be less if the Series A Preferred Stock were issued to affiliates of Colony Capital, Inc. To allocate, on a preliminary basis, the total payment of approximately $302.4 million to the assets and liabilities acquired by: (1) recognizing the step-up of approximately $88.3 million in the value of property and equipment to reflect fair market value, (2) eliminating approximately $2.4 million of an intangible asset related to the unrecognized prior service cost and the unrecognized transition obligation of supplemental executive retirement plans, (3) recognizing the step-up of approximately $0.6 million in the value of other assets to reflect fair market value, (4) recognizing a premium of approximately $9.0 million to reflect the fair market value of the Notes, (5) recognizing approximately $4.5 million of projected benefit obligations in excess of plan assets related to supplemental executive retirement plans and a post retirement medical benefit plan, (6) retiring and cancelling Harveys' common equity of approximately $170.9 million and
    (7) recognizing as goodwill the approximately $58.5 million excess of the Merger Consideration over the fair market value of the assets and liabilities acquired.



(e) To record the payment of approximately $2.5 million for loan fees and deferred financing costs related to the Amended and Restated Credit Facility.



    ADJUSTMENTS TO THE PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME FOR THE NINE MONTHS ENDED AUGUST 31, 1998



(f) To eliminate expenses of approximately $336,000 related to certain executives ceasing to participate in a supplemental executive retirement plan. To eliminate compensation of approximately $753,000 for amounts accrued and expensed related to a long-term incentive plan which is to be canceled. To eliminate expenses of approximately $135,000 related to the amortization of the value of restricted stock granted to Harveys' management. To recognize additional expense of approximately $338,000 related to the vesting in the Harveys' Common Stock to be awarded to certain executives.



(g) To recognize additional depreciation and amortization expense of approximately $2.5 million related to the step-up in value of property and equipment to reflect fair market value and the recognition of goodwill to be amortized over 40 years.



(h) To recognize additional interest expense of approximately $10.9 million related to the anticipated borrowing of $175.0 million under the Amended and Restated Credit Facility. To recognize a reduction in interest expense of approximately $711,000 related to the amortization of the premium recorded on the Notes as a result of applying purchase method accounting. To recognize additional interest expense of approximately $369,000 related to the amortization of deferred financing costs incurred with the Amended and Restated Credit Facility. To eliminate interest expense of approximately $580,000 related to the existing Credit Facility.



(i) To eliminate interest income of approximately $1.5 million as a result of using Harveys' available cash in the Merger Financing.



(j) To recognize the effect of the foregoing adjustments (excluding the adjustments which the Company believes will have no effect on income taxes) on the provision for income taxes, based on Harveys' effective tax rate.



    ADJUSTMENTS TO THE PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED NOVEMBER 30, 1997



(k) To eliminate expenses of approximately $364,000 related to certain executives ceasing to participate in a supplemental executive retirement plan. To eliminate compensation of approximately $477,000 for amounts accrued and expensed related to a long-term incentive plan which is to be canceled. To eliminate expenses of approximately $237,000 related to the amortization of the value of restricted stock granted to Harveys' management. To recognize additional expense of approximately $450,000 related to the vesting in Harveys' Common Stock to be awarded to certain executives.



(l) To recognize additional depreciation and amortization expense of approximately $5.2 million related to the step-up in value of property and equipment to reflect fair market value and the recognition of goodwill to be amortized over 40 years.



(m) To recognize additional interest expense of approximately $14.6 million related to the anticipated borrowing of $175.0 million under the Amended and Restated Credit Facility. To recognize a reduction in interest expense of approximately $947,000 related to the amortization of the premium recorded on the Notes as a result of applying purchase method accounting. To recognize additional interest expense of approximately $492,000 related to the amortization of deferred financing costs incurred with the Amended and Restated Credit Facility. To eliminate interest expense of approximately $2.5 million related to the existing Credit Facility.



(n) To eliminate interest income of approximately $0.5 million as a result of using Harveys' available cash in the Merger Financing.



(o) To recognize the effect of the foregoing adjustments (excluding the adjustments which the Company believes will have no effect on income taxes) on the provision for income taxes, based on Harvey's effective tax rate.

INCOME PER COMMON SHARE



    The following presents the amounts used in computing basic earnings per common share on a historical and pro forma basis and the effect of dilutive securities on the computation of earnings per common share on a historical and pro forma basis. On a historical basis, dilutive securities include restricted stock and stock options outstanding and exercisable. On a pro forma basis, basic common shares outstanding for the year ended November 30, 1997 consist of the 38,800 shares of Class A Common Stock to be held by Colony HCR Voteco, LLC ("Voteco") and the 3,880,000 shares of Class B Common Stock to be held by Colony Investors III, L.P. ("Colony III"). The dilutive securities consist of the 1,200 shares of Class A Common Stock and the 120,000 shares of Class B Common Stock to be held by the Key Managers. Basic and diluted income (loss) per share computations for Class A Common Stock and Class B Common Stock have been combined below, as each class of Common Stock shares ratably in income. For the nine months ended August 31, 1998, on a pro forma basis, the basic common shares outstanding consist of the 38,800 shares of Class A Common Stock to be held by Voteco, 3,880,000 shares of Class B Common Stock to be held by Colony III and, based on the 1,200 shares of Class A Common Stock and 120,000 shares of Class B Common Stock issuable to the Key Managers, of which 20 percent vest on each of the first through fifth anniversaries of the effectiveness of the Merger, 240 shares of Class A Common Stock and 24,000 shares of Class B Common Stock to be held by the Key Managers, which would vest on December 1, 1997, assuming the Merger was effective on December 1, 1996. For the nine months ended August 31, 1998, the unvested securities held by the Key Managers are antidilutive.



                                                               NINE MONTHS ENDED AUGUST 31, 1998
                                            ------------------------------------------------------------------------
                                                         HISTORICAL                           PRO FORMA
                                            ------------------------------------  ----------------------------------
                                                                      PER SHARE                           PER SHARE
                                             INCOME       SHARES       AMOUNT      INCOME      SHARES      AMOUNT
                                            ---------  ------------  -----------  ---------  ----------  -----------
                                                        (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Net income................................  $  14,355                             $   5,740
Effect of dividends on Series A
  Preferred...............................     --                                    (6,016)
                                            ---------                             ---------
Income available to common shares.........  $  14,355    10,009,086   $    1.43   $    (276)  3,943,040   $   (0.07)
                                                                          -----                          -----------
                                                                          -----                          -----------
Effect of dilutive securities.............                  204,370                              --
                                            ---------  ------------               ---------  ----------
Diluted net income per common share.......  $  14,355    10,213,456   $    1.41   $    (276)  3,943,040   $   (0.07)
                                            ---------  ------------       -----   ---------  ----------  -----------
                                            ---------  ------------       -----   ---------  ----------  -----------



                                                                  YEAR ENDED NOVEMBER 30, 1997
                                             ----------------------------------------------------------------------
                                                         HISTORICAL                          PRO FORMA
                                             ----------------------------------  ----------------------------------
                                                                     PER SHARE                           PER SHARE
                                              INCOME      SHARES      AMOUNT      INCOME      SHARES      AMOUNT
                                             ---------  ----------  -----------  ---------  ----------  -----------
                                                        (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Income before extraordinary item...........  $  30,775                           $  18,872
Effect of dividends on Series A
  Preferred................................     --                                  (7,204)
                                             ---------                           ---------
Income before extraordinary item available
  to common shares.........................  $  30,775   9,826,636   $    3.13   $  11,668   3,918,800   $    2.98
                                                                         -----                               -----
                                                                         -----                               -----
Effect of dilutive securities..............                 17,235                             121,200
                                             ---------  ----------               ---------  ----------
Diluted income before extraordinary item
  per common share.........................  $  30,775   9,843,871   $    3.13   $  11,668   4,040,000   $    2.89
                                             ---------  ----------       -----   ---------  ----------       -----
                                             ---------  ----------       -----   ---------  ----------       -----

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of

Harveys Casino Resorts:

    We have audited the accompanying consolidated balance sheets of Harveys Casino Resorts and subsidiaries as of November 30, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 1997 and 1996, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Reno, Nevada
January 9, 1998
(except for Note 2,

as to which the date is

November 19, 1998)

                          INDEPENDENT AUDITORS' REPORT

Board of Directors

Harveys Casino Resorts:

    We have audited the accompanying consolidated statement of income, stockholders' equity, and cash flows of Harveys Casino Resorts for the year ended November 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of Harveys Casino Resorts' operations and its consolidated cash flows for the year ended November 30, 1995, in conformity with generally accepted accounting principles.

GRANT THORNTON LLP


Reno, Nevada
January 12, 1996
(except for Note 2,
as to which the date is
November 19, 1998)

                             HARVEYS CASINO RESORTS

                          CONSOLIDATED BALANCE SHEETS


                                                                                             NOVEMBER 30,
                                                                                    ------------------------------
                                                                                         1997            1996
                                                                                    --------------  --------------
                                                      ASSETS
Current assets
  Cash and cash equivalents.......................................................  $   55,034,861  $   21,121,376
  Accounts receivable, net of allowances for doubtful accounts of $100,724 and
    $288,093......................................................................       5,263,837       8,760,106
  Inventories.....................................................................       3,658,746       3,320,897
  Prepaid expenses and other current assets.......................................       3,446,870       4,461,531
  Deferred income taxes...........................................................         651,965       3,483,912
                                                                                    --------------  --------------
    Total current assets..........................................................      68,056,279      41,147,822
                                                                                    --------------  --------------
Property and equipment............................................................
  Land............................................................................      20,717,863      20,670,975
  Buildings and improvements......................................................     260,327,007     247,968,009
  Leasehold improvements..........................................................      21,191,721      20,802,147
  Equipment, furniture and fixtures...............................................     144,126,256     135,535,533
  Construction in progress........................................................          16,791       2,908,129
                                                                                    --------------  --------------
                                                                                       446,379,638     427,884,793
  Less: Accumulated depreciation and amortization.................................    (128,109,637)   (112,976,595)
                                                                                    --------------  --------------
                                                                                       318,270,001     314,908,198
                                                                                    --------------  --------------
  Notes receivable--related parties...............................................       1,875,765       2,071,163
                                                                                    --------------  --------------
  Notes receivable--other.........................................................        --             2,796,715
                                                                                    --------------  --------------
  Other assets....................................................................      15,263,376      17,606,509
                                                                                    --------------  --------------
  Investment in unconsolidated affiliate..........................................        --            15,237,480
                                                                                    --------------  --------------
    Total assets..................................................................  $  403,465,421  $  393,767,887
                                                                                    --------------  --------------
                                                                                    --------------  --------------

                                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Current portion of long-term debt...............................................  $      633,354  $    2,752,799
  Accounts and contracts payable..................................................       5,990,363       9,542,590
  Income taxes payable............................................................       7,056,237        --
  Accrued expenses................................................................      20,945,046      17,139,810
                                                                                    --------------  --------------
    Total current liabilities.....................................................      34,625,000      29,435,199
                                                                                    --------------  --------------
Long-term debt, net of current portion............................................     150,220,304     181,353,658
Deferred income taxes.............................................................      23,022,615      19,339,319
Other liabilities.................................................................      16,239,952      13,876,639
                                                                                    --------------  --------------
    Total liabilities.............................................................     224,107,871     244,004,815
                                                                                    --------------  --------------
Commitments and contingencies (see note 9)
Stockholders' equity
  Preferred stock, $.01 par value; 5,000,000 shares authorized; none issued.......        --              --
  Common stock, $.01 par value; 30,000,000 shares authorized; issued 9,853,488 and
    9,818,322.....................................................................          98,535          98,183
Additional paid-in capital and other..............................................      39,191,390      38,634,439
Treasury stock, at cost; 12,516 shares and 10,036 shares..........................        (199,672)       (151,276)
Deferred compensation.............................................................        (148,069)       (425,187)
Retained earnings.................................................................     140,415,366     111,606,913
                                                                                    --------------  --------------
    Total stockholders' equity....................................................     179,357,550     149,763,072
                                                                                    --------------  --------------
    Total liabilities and stockholders' equity....................................  $  403,465,421  $  393,767,887
                                                                                    --------------  --------------
                                                                                    --------------  --------------


        The accompanying notes are an integral part of these statements.

                             HARVEYS CASINO RESORTS

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                               YEARS ENDED NOVEMBER 30,
                                                                      -------------------------------------------
                                                                          1997           1996           1995
                                                                      -------------  -------------  -------------
Revenues
  Casino............................................................  $ 216,564,140  $ 186,368,776  $ 121,368,981
  Lodging...........................................................     32,175,206     28,745,686     25,499,036
  Food and beverage.................................................     44,405,880     39,851,616     33,969,834
  Other.............................................................      7,276,772      6,402,770      6,287,024
  Management fees and joint venture.................................      4,507,159      5,023,381      1,668,934
  Less: Casino promotional allowances...............................    (21,365,746)   (18,643,497)   (15,593,778)
                                                                      -------------  -------------  -------------
    Total net revenues..............................................    283,563,411    247,748,732    173,200,031
                                                                      -------------  -------------  -------------
Costs and expenses
  Casino............................................................    100,500,468     86,732,228     57,519,779
  Lodging...........................................................     13,373,681     11,677,166      9,458,539
  Food and beverage.................................................     29,886,093     24,796,962     20,280,268
  Other operating...................................................      2,811,332      2,812,983      2,837,956
  Selling, general and administrative...............................     73,945,020     67,126,744     50,269,869
  Depreciation and amortization.....................................     19,077,058     16,482,145     12,332,956
  Business development costs........................................      2,689,875       --             --
  Pre-opening expenses..............................................       --            4,099,490      2,146,667
                                                                      -------------  -------------  -------------
    Total costs and expenses........................................    242,283,527    213,727,718    154,846,034
                                                                      -------------  -------------  -------------
Operating income....................................................     41,279,884     34,021,014     18,353,997
                                                                      -------------  -------------  -------------
Other income (expense)
  Interest income...................................................        509,620        903,975        950,525
  Interest expense..................................................    (19,401,110)   (15,098,509)    (8,910,714)
  Gain on sale of interests in unconsolidated affiliate.............     27,422,228       --             --
  Life insurance benefits...........................................       --             --            2,245,520
  Other, net........................................................       (137,448)      (221,048)       605,933
                                                                      -------------  -------------  -------------
    Total other income (expense)....................................      8,393,290    (14,415,582)    (5,108,736)
                                                                      -------------  -------------  -------------
Income before income taxes and extraordinary item...................     49,673,174     19,605,432     13,245,261
Income tax provision................................................    (18,898,553)    (7,791,497)    (3,900,000)
                                                                      -------------  -------------  -------------
Income before extraordinary item....................................     30,774,621     11,813,935      9,345,261
Loss on early retirement of debt, net of taxes......................       --             (521,705)      --
                                                                      -------------  -------------  -------------
Net income..........................................................  $  30,774,621  $  11,292,230  $   9,345,261
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------
Net income per common share--basic
  Income before extraordinary item..................................  $        3.13  $        1.22  $        1.00
  Extraordinary item................................................       --                (0.06)      --
                                                                      -------------  -------------  -------------
  Net income........................................................  $        3.13  $        1.16  $        1.00
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------
Net income per common share--diluted
  Income before extraordinary item..................................  $        3.13  $        1.22  $        0.99
  Extraordinary item................................................       --                (0.06)      --
                                                                      -------------  -------------  -------------
  Net income........................................................  $        3.13  $        1.16  $        0.99
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------
Weighted average common shares used in calculating income per common share
  Basic.............................................................      9,826,636      9,645,708      9,364,520
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------
  Diluted...........................................................      9,843,871      9,698,500      9,456,051
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

        The accompanying notes are an integral part of these statements.

                             HARVEYS CASINO RESORTS

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                             YEARS ENDED NOVEMBER 30,
                                                                  ----------------------------------------------
                                                                       1997            1996            1995
                                                                  --------------  --------------  --------------
Common stock
  Balance at beginning of year
    Shares: 9,818,322 in 1997, 9,402,657 in 1996, and 9,348,823
      in 1995...................................................  $       98,183  $       94,026  $       93,488
  Issuance of restricted stock, Shares: 1,500 in 1996 and 50,500
    in 1995.....................................................        --                    15             505
  Issuance of stock in acquisition of minority interest of
    subsidiary Shares: 382,500 in 1996..........................        --                 3,825        --
  Stock options exercised, Shares: 35,166 in 1997, 31,665 in
    1996 and 3,334 in 1995......................................             352             317              33
                                                                  --------------  --------------  --------------
  Balance at end of year, Shares: 9,853,488 in 1997, 9,818,322
    in 1996 and 9,402,657 in 1995...............................          98,535          98,183          94,026
                                                                  --------------  --------------  --------------
Additional Paid-in capital and other
  Balance at beginning of year..................................      38,634,439      31,419,882      30,511,349
  Issuance of restricted stock..................................        --                26,798         969,245
  Issuance of stock in acquisition of minority interest of
    subsidiary, net of issuance costs of $507,098...............        --             6,660,952        --
  Stock options exercised.......................................         531,920         447,568          43,558
  Other.........................................................          25,031          79,239        (104,270)
                                                                  --------------  --------------  --------------
  Balance at end of year........................................      39,191,390      38,634,439      31,419,882
                                                                  --------------  --------------  --------------
Treasury Stock
  Balance at beginning of year..................................        (151,276)        (79,733)        (28,765)
  Forfeiture of restricted stock................................         (40,250)        (49,000)        (24,500)
  Acquisition of treasury stock.................................          (8,146)        (22,543)        (26,468)
                                                                  --------------  --------------  --------------
  Balance at end of year........................................        (199,672)       (151,276)        (79,733)
                                                                  --------------  --------------  --------------
Deferred Compensation
  Balance at beginning of year..................................        (425,187)     (1,196,828)     (1,181,719)
  Issuance of restricted stock..................................        --               (26,814)       (969,750)
  Amortization of deferred compensation.........................         236,868         749,455         930,141
  Forfeiture of restricted stock................................          40,250          49,000          24,500
                                                                  --------------  --------------  --------------
  Balance at end of year........................................        (148,069)       (425,187)     (1,196,828)
                                                                  --------------  --------------  --------------
Retained Earnings
  Balance at beginning of year..................................     111,606,913     102,063,739      94,216,595
  Net income....................................................      30,774,621      11,292,230       9,345,261
  Cash dividends declared.......................................      (1,966,168)     (1,749,056)     (1,498,117)
                                                                  --------------  --------------  --------------
  Balance at end of year........................................     140,415,366     111,606,913     102,063,739
                                                                  --------------  --------------  --------------
  Total Stockholders' Equity....................................  $  179,357,550  $  149,763,072  $  132,301,086
                                                                  --------------  --------------  --------------
                                                                  --------------  --------------  --------------

        The accompanying notes are an integral part of these statements.

                             HARVEYS CASINO RESORTS

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                      YEARS ENDED NOVEMBER 30,
                                                                               ---------------------------------------
                                                                                  1997          1996          1995
                                                                               -----------  ------------  ------------
Cash flows from operating activities
Net income...................................................................  $30,774,621  $ 11,292,230  $  9,345,261
Adjustments to reconcile net income to net cash provided by operating activities
  Depreciation and amortization..............................................   19,077,058    16,482,145    12,332,956
  Gain on sale of interests in unconsolidated affiliate......................  (27,422,228)      --            --
  Equity in (income) loss of unconsolidated affiliate........................   (1,665,880)   (1,720,710)      731,724
  Amortization of deferred compensation......................................      236,868       749,455       930,141
  Amortization of debt issuance costs........................................    1,042,668     1,719,218       331,417
  Deferred income taxes......................................................    6,515,243     2,439,759       352,320
  Other......................................................................      162,369       126,726      (588,078)
  (Increase) decrease in assets
    Accounts receivable, net.................................................    2,984,090    (1,020,290)   (5,111,091)
    Inventories..............................................................     (369,346)     (750,456)      116,986
    Prepaid expenses and other current assets................................     (235,227)    1,388,880      (289,594)
    Other assets.............................................................       74,573      (315,760)   (4,816,950)
  Increase (decrease) in liabilities
    Accounts and contracts payable...........................................      236,936     2,897,695     1,014,726
    Accrued expenses.........................................................    4,433,595     5,285,369     4,808,098
    Income taxes payable.....................................................    7,056,237       --           (259,510)
    Other liabilities........................................................    1,734,973     1,193,685       695,705
                                                                               -----------  ------------  ------------
      Net cash provided by operating activities..............................   44,636,550    39,767,946    19,594,111
                                                                               -----------  ------------  ------------
Cash flows from investing activities
  Proceeds from disposition of assets........................................    3,716,157       198,920       220,455
  Capital expenditures.......................................................  (22,531,641)  (51,395,297)  (66,897,927)
  Proceeds from sale of marketable securities................................      498,032     1,833,202       300,000
  Purchase of marketable securities..........................................      (27,751)     (132,592)     (159,498)
  Purchase of notes and accrued interest of consolidated subsidiary..........      --         (6,000,000)      --
  Investment in unconsolidated affiliate.....................................      --            --         (4,000,500)
  Loan to unconsolidated affiliate...........................................      --           (200,000)      --
  Advances to employees......................................................     (173,510)      --           (184,949)
  Proceeds from notes receivable.............................................      168,910       193,608       289,482
  Proceeds from sale of interests in unconsolidated affiliate................   46,226,920       --            --
  Decrease in construction payables..........................................   (3,448,828)      --            --
                                                                               -----------  ------------  ------------
      Net cash provided by (used in) investing activities....................   24,428,289   (55,502,159)  (70,432,937)
                                                                               -----------  ------------  ------------
Cash flows from financing activities
  Net borrowings under short-term credit agreements..........................     (340,335)     (335,019)      281,099
  Proceeds from long-term debt...............................................   11,013,876   245,900,000   181,436,932
  Principal payments on long-term debt.......................................  (44,266,675) (210,835,153) (124,736,101)
  Dividends paid.............................................................   (1,966,168)   (1,749,056)   (1,498,117)
  Debt issuance costs........................................................     (116,178)   (7,043,342)   (1,615,419)
  Stock options exercised....................................................      532,272       447,885        43,591
  Acquisition of treasury stock..............................................       (8,146)      (22,543)      (26,468)
                                                                               -----------  ------------  ------------
      Net cash provided by (used in) financing activities....................  (35,151,354)   26,362,772    53,885,517
                                                                               -----------  ------------  ------------
Increase in cash and cash equivalents........................................   33,913,485    10,628,559     3,046,691
Cash and cash equivalents at beginning of year...............................   21,121,376    10,492,817     7,446,126
                                                                               -----------  ------------  ------------
Cash and cash equivalents at end of year.....................................  $55,034,861  $ 21,121,376  $ 10,492,817
                                                                               -----------  ------------  ------------
                                                                               -----------  ------------  ------------
Supplemental disclosure of cash flows information
  Cash paid for interest, net of amounts capitalized.........................  $18,426,216  $ 15,775,000  $  6,602,000
  Cash paid for income taxes.................................................    3,429,087     6,068,000     4,600,000
Supplemental schedule of non-cash investing and financing activities
  Property and equipment acquired on contracts and trade payables............      --         22,303,908     7,520,305
  Acquisition of minority interest in subsidiary
    Fair value of net assets acquired........................................      --          5,480,971       --
    Minority interest........................................................      --          1,690,904       --
    Common stock issued......................................................      --         (7,171,875)      --
  Subordinated notes issued in acquisition of notes and accrued interest of
    subsidiary...............................................................      --          8,000,000       --

        The accompanying notes are an integral part of these statements.

                             HARVEYS CASINO RESORTS

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION AND CONSOLIDATION


    Harveys Casino Resorts and subsidiaries (the "Company") is engaged in the casino entertainment industry. In 1996, the Company formed a wholly-owned subsidiary, Harveys Tahoe Management Company, Inc. ("HTMC"), to own and operate the Company's resort on the south shore of Lake Tahoe, Nevada. On May 22, 1997, HTMC was licensed by the Nevada gaming authorities and, on June 1, 1997, the Company transferred the ownership of Harveys Resort Hotel/Casino to HTMC. The Company, through its wholly-owned subsidiary, Harveys C. C. Management Company, Inc. ("HCCMC"), owns and operates Harveys Wagon Wheel Hotel/Casino in Central City, Colorado. Until April 30, 1996, the Company, through HCCMC, owned 70% of the equity interest in Harveys Wagon Wheel Casino Limited Liability Company ("HWW") which owned Harveys Wagon Wheel Hotel/Casino. On April 30, 1996, the Company acquired all of the 30% minority interest in HWW in exchange for common stock of the Company. On June 1, 1997, the Company contributed its 30% interest in HWW to HCCMC. Subsequently, HWW was liquidated and HCCMC became the sole owner and operator of Harveys Wagon Wheel Hotel/Casino. Until October 24, 1997, the Company, through its wholly-owned subsidiary, Harveys L.V. Management Company, Inc. ("HLVMC"), owned 40% of the equity interest in Hard Rock Hotel, Inc. ("HRHC"), which owns the Hard Rock Hotel and Casino in Las Vegas, Nevada. HLVMC had a contract to manage the Las Vegas hotel and casino. On October 24, 1997 the Company sold its 40% equity interest and its interest in the management contract to HRHC (see Note 11). Additionally, the Company's wholly owned subsidiary, Harveys Iowa Management Company, Inc. ("HIMC"), is the owner and operator of Harveys Casino Hotel, a riverboat casino, hotel and convention center complex in Council Bluffs, Iowa. The riverboat casino portion of the complex opened for business on January 1, 1996 and the land-based hotel opened for business on May 24, 1996.


    The consolidated financial statements include the accounts of Harveys Casino Resorts and its majority and wholly-owned subsidiaries. In consolidating, all significant intercompany accounts and transactions have been eliminated. Investments in an unconsolidated affiliate are stated at cost adjusted by the Company's equity in undistributed earnings or losses of the affiliate.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

    Cash and cash equivalents consist of cash on hand and in banks, interest bearing deposits and highly liquid debt instruments purchased with initial maturities of three months or less. Cash equivalents are carried at cost which approximates market value.

INVENTORIES

    Inventories consist primarily of operating supplies and food and beverage stock and are stated at the lower of weighted-average cost or market.

                             HARVEYS CASINO RESORTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
PROPERTY, EQUIPMENT AND DEPRECIATION

    Property and equipment are stated at cost. Interest incurred during construction is capitalized and amortized over the life of the asset. Costs of improvements are capitalized. Costs of normal repairs and maintenance are charged to expense as incurred. Upon the sale or retirement of property and equipment, the cost and related accumulated depreciation are removed from the respective accounts, and the resulting gain or loss, if any, is included in income. Depreciation of property and equipment is provided on the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized over the shorter of the asset life or lease term. Depreciable lives are as follows:

Buildings and improvements..................................................    15 to 45 years
Riverboat...................................................................          20 years
Leasehold improvements......................................................     5 to 30 years
Equipment, furniture and fixtures...........................................     5 to 10 years

UNAMORTIZED LOAN COSTS AND DEBT ISSUANCE COSTS

    Loan costs incurred in connection with a reducing revolving credit agreement are amortized to interest expense over the term of the loan on a straight-line method. Debt issuance costs associated with the Company's senior subordinated notes are amortized to interest expense over the term of the notes on the interest method.

FUTURE DEVELOPMENT COSTS

    The Company capitalizes costs associated with new gaming projects until (a) the project is no longer considered viable and the costs are expensed, or (b) the likelihood of the project is relatively certain and the costs are reclassified to pre-opening and expensed when operations commence. Capitalized future development costs, relating to potential new gaming projects, of approximately $907,000 and $1,427,000 as of November 30, 1997 and 1996, respectively, are included on the accompanying balance sheet as other assets. During the fourth quarter of 1997, the Company expensed approximately $2.7 million of future business development costs.

PRE-OPENING EXPENSES

    Pre-opening expenses are associated with the acquisition, development and opening of the Company's new casino resorts. These amounts are expensed when the casino commences operations and include items that were capitalized as incurred prior to opening and items that are directly related to the opening of the property and are nonrecurring in nature. In 1996, approximately $4.1 million was expensed in conjunction with the Company's opening of the Harveys Casino Hotel project in Council Bluffs, Iowa.

    Approximately $2.1 million was expensed in fiscal 1995 in conjunction with the Company's opening of Harveys Wagon Wheel Hotel/Casino in Central City, Colorado. Additionally, the Company's equity in the loss of the Hard Rock Hotel and Casino for fiscal year 1995 included the Company's share of approximately $4.5 million in pre-opening expenses.

                             HARVEYS CASINO RESORTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
CASINO REVENUES AND PROMOTIONAL ALLOWANCES

    In accordance with industry practice, the Company recognizes as casino revenues the net win from gaming activities, which is the difference between gaming wins and losses. Promotional allowances consist principally of the retail value of complimentary rooms, food, beverage, and other promotional allowances provided to customers without charge. The estimated costs of providing such complimentary services have been classified as casino operating expenses through interdepartmental allocations as follows:

                                                           YEARS ENDED NOVEMBER 30,
                                                  -------------------------------------------
                                                      1997           1996           1995
                                                  -------------  -------------  -------------
Hotel...........................................  $   2,743,124  $   2,454,401  $   1,707,465
Food and beverage...............................     10,871,776      9,805,175      8,566,136
Other...........................................         63,505         51,782         53,527
                                                  -------------  -------------  -------------
                                                  $  13,678,405  $  12,311,358  $  10,327,128
                                                  -------------  -------------  -------------
                                                  -------------  -------------  -------------

INCOME TAXES

    The Company and its subsidiaries file a consolidated federal income tax return. Income taxes are recorded in accordance with the liability method specified by Statement of Financial Accounting Standards ("SFAS") No. 109--ACCOUNTING FOR INCOME TAXES. The following basic principles are applied in accounting for income taxes: (a) a current liability or asset is recognized for the estimated taxes payable or refundable for the current year; (b) a deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and carryforwards; (c) the measurement of current and deferred tax liabilities and assets is based on the provisions of the enacted tax law, the effects of future changes in tax laws or rates are not anticipated; and (d) the measurement of deferred taxes is reduced, if necessary, by the amount of any tax benefits that, based upon available evidence, are not expected to be realized.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    SFAS No. 107--DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS requires the determination of fair value for certain of the Company's assets, liabilities and contingent liabilities. When practicable, the following methods and assumptions were used to estimate the fair value of those financial instruments included in the following categories:

    Notes receivable: The fair value of notes receivable is based upon projected cash flows discounted at estimated current market rates of interest. It is not practicable to estimate the fair value of notes receivable-related parties due to the related party nature of those instruments.

    Long-term debt: The fair value of long-term debt is estimated based on the current borrowing rates offered to the Company for debt of the same remaining maturities.

    It is estimated that the carrying amounts of the Company's financial instruments approximate fair value at November 30, 1997.

                             HARVEYS CASINO RESORTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
CONCENTRATIONS OF CREDIT RISK

    The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

    The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business. These financial instruments consist of standby letters of credit.

    The Company's exposure to credit loss in the event of nonperformance by the other party to the standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The Company does not have collateral or other security to support financial instruments with off-balance-sheet credit risk.

LONG-LIVED ASSETS

    In accordance with the provisions of SFAS No. 121--ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, the Company reviews the carrying amount of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such reviews have not had a material effect on the Company's results of operations or financial position.

RECENTLY ISSUED ACCOUNTING STANDARDS

    The FASB has issued SFAS No. 131--DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION, which establishes new standards for determining a reportable segment and for disclosing information regarding each such segment. A reportable segment is an operating segment: (a) that engages in business activities from which it earns revenues and incurs expenses, (b) whose operating results are regularly reviewed by the enterprise's chief operating decision maker in deciding how to allocate resources and in assessing performance, (c) for which discrete financial information is available, and (d) that exceeds specific quantitative thresholds. SFAS No. 131 will be effective for the Company beginning December 1, 1998. On adoption, and to the extent practicable, segment information for earlier comparative years will be restated. The Company anticipates, with the adoption of SFAS No. 131, it will expand its segment disclosures relative to its Nevada, Colorado and Iowa operations. The Company believes the segment information required to be disclosed under SFAS No. 131 will have no effect on the Company's consolidated results of operations, financial position or cash flows, but will be more comprehensive than previously provided, including expanded disclosure of income statement and balance sheet items for each of its reportable operating segments.

RECLASSIFICATIONS

    Certain reclassifications have been made to the prior years' consolidated financial statements to conform to the current year presentation. These reclassifications have no effect on net income.

                             HARVEYS CASINO RESORTS

2. NET INCOME PER COMMON SHARE

    As of December 1, 1997, the Company adopted the provisions of SFAS No. 128, Earnings Per Share. The Company has restated the prior periods net income per common share to conform with the provisions of SFAS No. 128. Basic net income per common share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per common share is calculated by dividing net income by the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares include restricted stock and stock options outstanding and exercisable for the purpose of calculating diluted net income per common share. The Company has no other potentially dilutive securities.

    A reconciliation of net income and shares for basic and diluted net income per common share follows:

                                                             YEAR ENDED NOVEMBER 30, 1997
                                                        --------------------------------------
                                                                                    PER SHARE
                                                           INCOME        SHARES      AMOUNT
                                                        -------------  ----------  -----------
Basic net income per common share.....................  $  30,774,621   9,826,636   $    3.13
                                                                                        -----
                                                                                        -----
Effect of dilutive securities.........................                     17,235
                                                        -------------  ----------
Diluted net income per common share...................  $  30,774,621   9,843,871   $    3.13
                                                        -------------  ----------       -----
                                                        -------------  ----------       -----

                                                             YEAR ENDED NOVEMBER 30, 1996
                                                        --------------------------------------
                                                                                    PER SHARE
                                                           INCOME        SHARES      AMOUNT
                                                        -------------  ----------  -----------
Basic net income before extraordinary item............  $  11,813,935   9,645,708   $    1.22
                                                                                   -----------
                                                                                   -----------
Effect of dilutive securities.........................                     52,792
                                                        -------------  ----------
Diluted net income per common share...................  $  11,813,935   9,698,500   $    1.22
                                                        -------------  ----------  -----------
                                                        -------------  ----------  -----------

Extraordinary item, basic.............................  $    (521,705)  9,645,708   $   (0.06)
                                                                                   -----------
                                                                                   -----------
Effect of dilutive securities.........................                     52,792
                                                        -------------  ----------
Extraordinary item, diluted...........................  $    (521,705)  9,698,500   $   (0.06)
                                                        -------------  ----------  -----------
                                                        -------------  ----------  -----------

Basic net income per common share.....................  $  11,292,230   9,645,708   $    1.16
                                                                                   -----------
                                                                                   -----------
Effect of dilutive securities.........................                     52,792
                                                        -------------  ----------
Diluted net income per common share...................  $  11,292,230   9,698,500   $    1.16
                                                        -------------  ----------  -----------
                                                        -------------  ----------  -----------

                                                              YEAR ENDED NOVEMBER 30, 1995
                                                          -------------------------------------
                                                                                     PER SHARE
                                                             INCOME       SHARES      AMOUNT
                                                          ------------  ----------  -----------
Basic net income per common share.......................  $  9,345,261   9,364,520   $    1.00
                                                                                         -----
                                                                                         -----
Effect of dilutive securities...........................                    91,531
                                                          ------------  ----------
Diluted net income per common share.....................  $  9,345,261   9,456,051   $    0.99
                                                          ------------  ----------       -----
                                                          ------------  ----------       -----

                             HARVEYS CASINO RESORTS

3. ACCRUED EXPENSES

    Accrued expenses consist of the following as of:

                                                                         NOVEMBER 30,
                                                                 ----------------------------
                                                                     1997           1996
                                                                 -------------  -------------
Provision for progressive jackpot payouts......................  $   1,458,571  $   1,355,382
Accrued interest...............................................        174,706        242,480
Accrued salaries, wages and other employee benefits............      8,301,094      7,131,230
Accrued taxes other than income taxes..........................      4,462,947      2,066,110
Self-funded workers' compensation and medical claims accrual...      2,368,755      1,640,617
Outstanding gaming chips and tokens............................        870,159      1,613,158
Race and sports book futures and unclaimed winners.............        808,903        754,279
Other accrued liabilities......................................      2,499,911      2,336,554
                                                                 -------------  -------------
                                                                 $  20,945,046  $  17,139,810
                                                                 -------------  -------------
                                                                 -------------  -------------

4. LONG-TERM DEBT

    Long-term debt consists of the following as of:

                                                                        NOVEMBER 30,
                                                               ------------------------------
                                                                    1997            1996
                                                               --------------  --------------
10 5/8% senior subordinated notes, due 2006..................  $  150,000,000  $  150,000,000
Banks and others--
  Note payable to banks......................................        --            30,500,000
  Notes payable to financing company.........................         623,387       3,367,226
  Other......................................................         230,271         239,231
                                                               --------------  --------------
                                                                  150,853,658     184,106,457
  Less current portion.......................................         633,354       2,752,799
                                                               --------------  --------------
                                                               $  150,220,304  $  181,353,658
                                                               --------------  --------------
                                                               --------------  --------------

    Aggregate annual maturities of long-term debt, based on amounts borrowed as of November 30, 1997, are as follows:

YEARS ENDING NOVEMBER 30,
------------------------------------------------------------------------------
1998..........................................................................  $      633,354
1999..........................................................................          11,089
2000..........................................................................          12,336
2001..........................................................................          13,724
2002..........................................................................          15,268
2003 and thereafter...........................................................     150,167,887
                                                                                --------------
                                                                                $  150,853,658
                                                                                --------------
                                                                                --------------

                             HARVEYS CASINO RESORTS

4. LONG-TERM DEBT (CONTINUED)
10 5/8% SENIOR SUBORDINATED NOTES, DUE 2006

    On May 22, 1996 the Company issued and sold, pursuant to an underwritten public offering, $150 million in aggregate principal amount of 10 5/8% senior subordinated notes due 2006 (the "Senior Subordinated Notes").

    The Senior Subordinated Notes are governed by an indenture (the "Indenture") and are general unsecured obligations of the Company, subordinated in right of payment to all existing and future Senior Debt of the Company (as defined in the Indenture). The Senior Subordinated Notes are guaranteed by each of the Restricted Subsidiaries of the Company (as defined in the Indenture). Each guarantee is a general unsecured obligation of the guaranteeing Restricted Subsidiary, subordinated in right of payment to all existing and future Senior Debt of each guaranteeing Restricted Subsidiary. The guaranteeing Restricted Subsidiaries are HCCMC, HIMC, HLVMC and HTMC. Separate financial statements of the guaranteeing Restricted Subsidiaries have not been included because management has determined that they are not material to investors.

    Interest on the Senior Subordinated Notes is payable semi-annually on June 1 and December 1 of each year. The Senior Subordinated Notes will mature on June 1, 2006. The Senior Subordinated Notes are redeemable at the option of the Company, in whole or in part, at any time on or after June 1, 2001 at prices ranging from 105.313% of the principal amount plus accrued and unpaid interest to 100% of the principal amount plus accrued and unpaid interest beginning June 1, 2004 and thereafter. Upon a Change of Control (as defined in the Indenture) each holder of the Senior Subordinated Notes will have the right to require the Company to repurchase such holder's Senior Subordinated Notes at 101% of the principal amount plus accrued and unpaid interest to the repurchase date.

    The Indenture contains certain covenants that impose limitations on, among other things: (a) the incurrence of additional indebtedness by the Company or any Restricted Subsidiary, (b) the payment of dividends in excess of regular quarterly dividends which are not to exceed $500,000 per quarter, (c) the repurchase of capital stock and the making of certain other Restricted Payments and Restricted Investments (each as defined in the Indenture) by the Company or any Restricted Subsidiary, (d) mergers, consolidations and sales of assets by the Company or any Restricted Subsidiary, (e) the creation or incurrence of liens on the assets of the Company or any Restricted Subsidiary, and (f) transactions by the Company or any of its subsidiaries with Affiliates ( as defined in the Indenture). These limitations are subject to a number of qualifications and exceptions as described in the Indenture. The Company was in compliance with these covenants at November 30, 1997.

NOTE PAYABLE TO BANKS

    The Company is party to a reducing revolving credit agreement with a consortium of banks (the "Credit Facility"). As of November 30, 1997, under the Credit Facility, the Company could borrow up to a maximum available principal balance of $115 million. The maximum available under the Credit Facility is reduced by the advanced but unpaid principal balance and by any letter of credit exposure. The advanced but unpaid principal balance at November 30, 1997 and 1996 was zero and $30.5 million, respectively. Outstanding letters of credit amounted to approximately $1.2 million at November 30, 1997. The note

                             HARVEYS CASINO RESORTS

4. LONG-TERM DEBT (CONTINUED)
payable under the Credit Facility matures in February 2002. Until then, the annual year-end maximum principal balances are as follows:

NOVEMBER 30,
------------------------------------------------------------------------------
1998..........................................................................  $  103,500,000
1999..........................................................................      92,000,000
2000..........................................................................      74,750,000
2001..........................................................................      57,500,000

    The Company pays quarterly fees at an annual rate varying from three-eights of one percent (0.375%) to one-half of one percent (0.5%) on the unborrowed maximum principal balance depending on the Company's ratio of funded debt to earnings before interest, taxes, depreciation and amortization. The rate in effect at November 30, 1997 was 0.425%.

    Interest is due and payable monthly and is provided at the higher of the prime rate or the Federal Funds Rate plus one-half of one percent (0.5%), plus an applicable margin. However, in accordance with the terms of the Credit Facility, the Company has the option to cause a portion, or all, of the outstanding principal balance to accrue interest at a rate equal to the London Inter-Bank Offering Rate ("LIBOR") plus an applicable margin. In each case, the applicable margin is determined by reference to the Company's ratio of funded debt to earnings before interest, taxes, depreciation and amortization. The applicable margins at November 30, 1997 were 2.0%, with respect to LIBOR-based borrowings, and 0.5%, with respect to prime rate borrowings.

    The Credit Facility is secured by all of the real and personal property of:
(a) HTMC, (b) HIMC, (c) HCCMC, and (d) HCR Services Company, Inc. ("HCRSC"), a Nevada corporation, which is wholly owned by the Company, as well as all of the contracts the Company has entered into in connection with its ownership and operation of: (i) HTMC, (ii) HIMC, (iii) HCCMC, and (iv) HCRSC. Additional security is provided by a pledge of the stock of the following subsidiaries of the Company: HLVMC, HCCMC, HIMC, HTMC, HCRSC, and Reno Projects, Inc., a Nevada corporation, which is wholly owned by the Company.

    The Credit Facility contains certain financial and other covenants. The financial covenants prevent the Company from making any investments in or advances to affiliates without the prior written consent of the lenders under the Credit Facility. The covenants allow the declaration and payment of dividends without the prior written consent of the lenders if certain fixed charge coverage ratios are maintained. The covenants require the Company to maintain certain set standards with respect to: (a) minimum tangible net worth,
(b) fixed charge coverage ratios, and (c) minimum annual capital expenditures. The financial covenants also limit the Company's ability to incur additional indebtedness. The Company was in compliance with these covenants at November 30, 1997.

NOTES PAYABLE TO FINANCING COMPANY

    HWW entered into an equipment financing agreement with a financing company to finance the acquisition of up to $7.5 million of gaming and associated equipment. The obligations to repay the outstanding principal balances of the secured notes under the equipment financing agreement have been assumed by HCCMC and, as of November 30, 1997 were approximately $191,000 and $432,000. The notes are secured by the equipment acquired and are payable in monthly payments of approximately $194,000

                             HARVEYS CASINO RESORTS

4. LONG-TERM DEBT (CONTINUED)
and $56,000 including interest that accrues at a rate of 12.15% per annum. The notes will mature in December 1997 and July 1998, respectively.

5. OPERATING LEASE COMMITMENTS

    The Company's future minimum lease commitments under noncancellable operating leases (principally for land) as of November 30, 1997 are as follows:

YEARS ENDING NOVEMBER 30,
-------------------------------------------------------------------------------
1998...........................................................................  $   2,668,801
1999...........................................................................      2,603,438
2000...........................................................................      2,515,615
2001...........................................................................      2,358,919
2002...........................................................................      2,296,670
2003 and thereafter............................................................     94,717,473

    Certain leases included above have provisions which require periodic increases in the rental payments based upon the consumer price index as of certain dates. In addition, annual lease payments under an obligation on a land lease are based upon an escalating percentage of gross gaming revenues or all net revenues, whichever calculation is greater, of Harveys Resort Hotel/Casino. The percentages applicable to gross gaming revenues and all net revenues in fiscal 1998 will be 3.25% and 2.15%, respectively. In fiscal 1999 the percentages increase to 3.35% and 2.25%, respectively, and in fiscal 2000 and years thereafter the percentages are 3.5% and 2.35%, respectively. The actual rent paid is the greater of the rent calculated as a percentage or a minimum rent, as adjusted for the consumer price index. In 1997, the expiration of this land lease was extended to the year 2045. For 1997, 1996 and 1995, the Company recognized rental expense in connection with the land lease of approximately $3.0 million, $3.1 million and $3.1 million, respectively, which includes approximately $789,000, $655,000 and $740,000, respectively, above the minimum rental amounts. Total rental expense recognized for 1997, 1996 and 1995 amounted to approximately $3.7 million, $3.7 million and $3.6 million, respectively.

    The Company is also a lessor on several noncancellable lease agreements. Of the rental income recognized for the years ended November 30, 1997, 1996 and 1995, approximately $118,000, $77,000 and $85,000, respectively, represents rents received as a percentage of gross receipts. The remaining amounts are attributable to specified minimum rent. Future minimum payments due to the Company under these noncancellable lease agreements are as follows:

YEARS ENDING NOVEMBER 30,
--------------------------------------------------------------------------------
1998............................................................................  $  1,315,441
1999............................................................................       437,656
2000............................................................................       395,493
2001............................................................................       310,143
2002............................................................................        78,525

                             HARVEYS CASINO RESORTS

6. INCOME TAXES

    The provision for income taxes consists of the following:

                                                            YEARS ENDED NOVEMBER 30,
                                                    -----------------------------------------
                                                        1997           1996          1995
                                                    -------------  ------------  ------------
Current...........................................  $  12,383,310  $  5,484,923  $  3,547,680
Deferred..........................................      6,515,243     2,306,574       352,320
                                                    -------------  ------------  ------------
Income tax provision before extraordinary item....     18,898,553     7,791,497     3,900,000
Income tax benefit of extraordinary item..........       --            (334,497)      --
                                                    -------------  ------------  ------------
Income tax provision..............................  $  18,898,553  $  7,457,000  $  3,900,000
                                                    -------------  ------------  ------------
                                                    -------------  ------------  ------------

    The difference between the Company's provision for income taxes as presented in the accompanying consolidated statements of income, and the provision for income taxes computed at the statutory rate is comprised of the items shown in the following table as a percent of pre-tax earnings.

                                                                          YEARS ENDED NOVEMBER 30,
                                                                       -------------------------------
                                                                         1997       1996       1995
                                                                       ---------  ---------  ---------
Federal income tax at the statutory rate.............................       35.0%      35.0%      35.0%
Non-deductible expenses..............................................        1.2        0.8        0.7
Tax credits..........................................................       (0.5)      (1.1)      (1.2)
Nontaxable life insurance benefits...................................     --         --           (5.3)
State income tax, net of federal benefit.............................        1.7        1.9     --
Other, net...........................................................        0.6        3.1        0.2
                                                                             ---        ---        ---
                                                                            38.0%      39.7%      29.4%
                                                                             ---        ---        ---
                                                                             ---        ---        ---

    The components of the deferred income tax assets and liabilities as presented in the consolidated balance sheets, are as follows at November 30:

                                                                     1997            1996
                                                                --------------  --------------
DEFERRED TAX ASSET
Accrued compensation..........................................  $    5,025,651  $    4,513,769
Other accrued expenses........................................         702,304       2,401,454
                                                                --------------  --------------
                                                                     5,727,955       6,915,223

DEFERRED TAX LIABILITY
Property and equipment........................................     (28,098,605)    (22,770,630)
                                                                --------------  --------------
Net deferred tax liability....................................  $  (22,370,650) $  (15,855,407)
                                                                --------------  --------------
                                                                --------------  --------------

Current deferred asset........................................  $      651,965  $    3,483,912
Noncurrent deferred liability.................................     (23,022,615)    (19,339,319)
                                                                --------------  --------------
Net deferred tax liability....................................  $  (22,370,650) $  (15,855,407)
                                                                --------------  --------------
                                                                --------------  --------------

                             HARVEYS CASINO RESORTS

6. INCOME TAXES (CONTINUED)

    In 1997 the Internal Revenue Service completed examinations of the Company's federal income tax returns for fiscal years 1995 and 1994. No significant adjustments were made to the Company's income tax liability or income tax provision as a result of the examinations.

7. STOCK-BASED COMPENSATION

OMNIBUS INCENTIVE PLANS

    In November 1993, the Company adopted the 1993 Omnibus Incentive Plan (the "1993 Plan") and in March 1996, the Company adopted the 1996 Omnibus Incentive Plan (the "1996 Plan" and together with the 1993 Plan, collectively referred to as the "Plans"). Under the Plans, shares of the Company's common stock may be granted to employees or prospective employees of the Company and/or its subsidiaries who are responsible for the management, growth and protection of the business of the Company. Issuance of shares of common stock under the Plans may consist of stock options, stock appreciation rights, restricted stock grants, performance units and dividend equivalents. The Plans are administered by a committee of the Board of Directors (the "Committee") whose members determine who will be awarded stock options, stock appreciation rights, restricted stock grants, performance units and dividend equivalents.

    Under the 1993 Plan, 915,219 shares of the Company's common stock were reserved for potential awards and under the 1996 Plan, an additional 500,000 shares of the Company's common stock were reserved.

    Stock options may be granted alone or in addition to other awards or in tandem with stock appreciation rights. The exercise price of stock options granted under the Plans is established by the Committee, but the exercise price may not be less than the market price of the Company's common stock on the date the option is granted. The term of each stock option will be fixed by the Committee. However, the term of any stock option may not exceed ten years. Stock options granted under the Plans generally vest ratably over a three year period from the date of grant.

    In May 1997, the Board of Directors of the Company authorized the repricing of certain stock options. The repricing resulted in the cancellation of stock options to purchase 498,880 shares and the issuance of stock options to purchase 498,880 shares. The stock options were issued with an exercise price equal to the market value of the common stock on the date of repricing. The repriced options will vest 33 1/3% on each of the next three anniversaries of the grant.

    Stock appreciation rights entitle the holder to receive in cash an amount equal to the excess of the fair market value of common stock on the date of exercise over the fair market value of common stock on the date of grant. A stock appreciation right may be exercised at any time following the date which is six months after the date of grant, but not prior to the exercisability of any stock option with which it is granted in tandem. As of November 30, 1997, no stock appreciation rights had been granted.

    Restricted stock grants are awards of shares of common stock granted subject to such restrictions, terms and conditions as the Committee deems appropriate. The Committee determines the number of restricted shares to be granted and may impose different terms and conditions on any particular restricted share grant made to any employee. The Company has granted a total of 228,500 shares of restricted common stock. Of the restricted shares granted, in each case, 25% of the shares vested immediately as of the date of the grant and vest an additional 25% on each of the next three anniversaries of the grant. As of November 30, 1997, grantees of the restricted shares had forfeited 8,375 shares pursuant to terms of the

                             HARVEYS CASINO RESORTS

7. STOCK-BASED COMPENSATION (CONTINUED)
Plans. The Company has recognized approximately $237,000, $750,000, and $930,000 as compensation expense in 1997, 1996, and 1995, respectively.

    At November 30, 1997, 177,469 shares of the Company's common stock were available for grant under the Plans.

1993 NON-EMPLOYEE DIRECTORS' STOCK OPTION PROGRAM

    In November 1993, the Company adopted the 1993 Non-Employee Directors' Stock Option Program (the "Program") whereby each currently serving non-employee director was granted an option to purchase 4,500 shares of the Company's common stock, and will be granted an option to purchase 1,500 shares of common stock immediately following each annual meeting. Each new non-employee director receives a grant of an option to purchase 4,500 shares of the Company's common stock immediately after the first annual meeting of shareholders after any such director is elected or appointed to the Board of Directors and will receive an option to purchase 1,500 shares of common stock immediately following each subsequent annual meeting. The options granted will vest 33 1/3% on the date of grant and 33 1/3% on each of the next two anniversaries of grant. The exercise price will be the fair market value of the common stock on the date of grant. A total of 60,000 shares have been reserved for issuance under this plan.

STOCK OPTIONS PURSUANT TO EMPLOYMENT CONTRACTS

    Two of the Company's directors, who are also employees, have been granted options, outside of the Plans or the Program, to purchase 15,000 and 12,500 shares of the Company's common stock, respectively. The stock options were granted in November 1993 pursuant to employment contracts and in anticipation of the Company's initial public offering in February 1994. The stock options have an exercise price of $14.00 per share. None of the stock options have been exercised. All of the stock options are currently exercisable and expire ten years from the date of grant.

                             HARVEYS CASINO RESORTS

7. STOCK-BASED COMPENSATION (CONTINUED)
    The following table summarizes information relative to stock options granted, exercised, canceled, outstanding and exercisable under the various plans discussed above:

                                                                             WEIGHTED-AVERAGE
                                                                  OPTIONS     EXERCISE PRICE
                                                                 ----------  -----------------
Options outstanding at December 1, 1994........................     413,000      $   14.00
Options granted................................................     125,200          19.21
Options canceled...............................................      15,434          13.74
Options exercised..............................................       3,334          13.07
                                                                 ----------         ------
Options outstanding at November 30, 1995.......................     519,432      $   15.32
Options granted................................................     413,580          18.90
Options canceled...............................................      21,834          13.81
Options exercised..............................................      31,665          14.14
                                                                 ----------         ------
Options outstanding at November 30, 1996.......................     879,513      $   16.96
Options granted................................................     684,193          16.48
Options canceled...............................................     513,080          19.04
Options exercised..............................................      35,166          13.77
                                                                 ----------         ------
Options outstanding at November 30, 1997.......................   1,015,460      $   15.69
                                                                 ----------
                                                                 ----------

Options exercisable at November 30, 1995.......................     274,166      $   14.00
Options exercisable at November 30, 1996.......................     476,042          15.13
Options exercisable at November 30, 1997.......................     377,583          14.35

    The following table provides additional information relative to stock options outstanding at November 30, 1997:

                                   OPTIONS OUTSTANDING
                   ---------------------------------------------------
                                 WEIGHTED-AVERAGE                            OPTIONS EXERCISABLE
                                     REMAINING                          ------------------------------
    RANGE OF         NUMBER         CONTRACTUAL      WEIGHTED- AVERAGE    NUMBER     WEIGHTED- AVERAGE
 EXERCISE PRICES   OUTSTANDING     LIFE IN YEARS     EXERCISABLE PRICE  EXERCISABLE  EXERCISABLE PRICE
-----------------  -----------  -------------------  -----------------  -----------  -----------------
 $12.44 - $16.25      339,367             6.17           $   14.04         328,533       $   14.00
     $16.44           638,693             9.50           $   16.44          38,150       $   16.44
 $17.16 - $19.25       37,400             9.17           $   17.96          10,900       $   17.57
                   -----------             ---              ------      -----------         ------
                    1,015,460             8.16           $   15.69         377,583       $   14.35
                   -----------                                          -----------
                   -----------                                          -----------

    The FASB has issued SFAS No. 123--ACCOUNTING FOR STOCK-BASED COMPENSATION. SFAS No. 123 provides, among other things, that companies may elect to either record expense based on the fair value of stock-based compensation upon issuance or continue to apply the methods prescribed by Accounting Principles Board Opinion No. 25 ("APB No. 25") whereby no compensation cost is recognized upon grant if certain requirements are met. The Company has elected to continue to account for stock-based compensation in accordance with APB No. 25.

    Had the Company recorded stock-based compensation cost consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma

                             HARVEYS CASINO RESORTS

7. STOCK-BASED COMPENSATION (CONTINUED)
amounts included in the table below. The table also discloses the weighted-average assumptions used in estimating the fair value of stock options using the Black-Scholes option pricing model and the weighted-average fair value of the stock options granted. Because the accounting method prescribed by SFAS No. 123 does not apply to stock options granted by the Company prior to December 1, 1995, the compensation cost reflected in the pro forma amounts included in the table below may not be representative of that to be expected in future years.

                                                                                     YEARS ENDED NOVEMBER
                                                                                             30,
                                                                                     --------------------
                                                                                       1997       1996
                                                                                     ---------  ---------
                                                                                          DOLLARS IN
                                                                                      THOUSANDS, EXCEPT
                                                                                      PER SHARE AMOUNTS
Income before extraordinary item
  As reported......................................................................  $  30,775  $  11,814
  Pro forma........................................................................     30,406     11,465

Net income
  As reported......................................................................  $  30,775  $  11,292
  Pro forma........................................................................     30,406     10,943

Income per share before extraordinary item
  As reported......................................................................  $    3.13  $    1.22
  Pro forma........................................................................  $    3.09  $    1.18

Net income per share
  As reported......................................................................  $    3.13  $    1.16
  Pro forma........................................................................  $    3.09  $    1.13

Weighted-average assumptions
  Expected stock price volatility..................................................      31.70%     32.64%
  Risk-free interest rate..........................................................       5.20%      5.81%
  Expected option lives (years)....................................................       2.84       3.06
  Expected dividend yield..........................................................       1.00%      1.00%
  Estimated fair value of options granted..........................................  $    4.05  $    3.97

8. EMPLOYEE BENEFIT PLANS

401(K) PLAN

    The Company maintains a defined contribution retirement savings plan for all full-time employees who have at least one year of continuous employment and 1,000 hours of service. The Company contributes amounts equal to 50% of each eligible employee's voluntary contributions. For purposes of determining the Company's required contribution to the plan, the employee's voluntary contributions cannot exceed 6% of the employee's qualified compensation. The Company's contribution to the plan for the years ended November 30, 1997, 1996 and 1995 amounted to approximately $1.6 million, $1.0 million and $1.0 million, respectively.

                             HARVEYS CASINO RESORTS

8. EMPLOYEE BENEFIT PLANS (CONTINUED)
LONG-TERM INCENTIVE PLAN

    In 1994, the Company adopted a long-term incentive plan for key employees. Under the plan, incentives are accrued based upon annual operating results; however, ultimate payment of these incentives is contingent upon the Company attaining certain financial objectives over consecutive and concurrent three-year periods. As of November 30, 1997 and 1996, the amount due to plan participants was approximately $1.0 million and $782,000, respectively.

DEFERRED COMPENSATION PLAN

    In 1990, the Company established a non-qualified deferred compensation plan for designated executives and outside directors. Individuals electing to participate in this plan may voluntarily defer receipt of up to twenty-five percent (25%) of the participant's annual compensation. The deferred compensation is credited to each participant's account, and interest on such amounts is added to the participant's account each quarter. The interest rate paid on amounts deferred prior to calendar year 1995 is the prime rate at the beginning of each quarter plus five percent (13.25% at November 30, 1997). The interest rate paid on amounts deferred subsequent to December 31, 1994 is the prime rate plus two and one-half percent (10.75% at November 30, 1997). The Company is under no obligation to fund amounts under this plan, and such amounts are unsecured and treated as general obligations of the Company. As of November 30, 1997 and 1996, the amount due participants in this plan was approximately $2.3 million and $2.0 million, respectively.

POSTRETIREMENT BENEFITS

    The Company provides postretirement medical benefits for certain key executives and members of the Company's Board of Directors. These plans have been accounted for in accordance with the provisions of SFAS No. 106--EMPLOYERS' ACCOUNTING FOR POSTRETIREMENT BENEFITS OTHER THAN PENSIONS. This statement requires that the cost of these postretirement medical benefits be recognized under the accrual method of accounting. As permitted by SFAS No. 106, the Company has elected to amortize over a period of 20 years the accumulated postretirement benefit obligation (transition obligation) related to prior service costs. The components of the periodic expense for postretirement benefits were as follows:

                                                                YEARS ENDED NOVEMBER 30,
                                                           ----------------------------------
                                                              1997        1996        1995
                                                           ----------  ----------  ----------
Service cost of benefits earned..........................  $   75,219  $   94,414  $   70,372
Interest cost on liability...............................      56,907      55,338      47,470
Amortization of transition obligation....................      12,197      12,197      12,197
Prior service cost.......................................       6,683       6,683       5,012
Loss.....................................................      --           3,136       1,766
                                                           ----------  ----------  ----------
Net periodic postretirement benefit cost.................  $  151,006  $  171,768  $  136,817
                                                           ----------  ----------  ----------
                                                           ----------  ----------  ----------

                             HARVEYS CASINO RESORTS

8. EMPLOYEE BENEFIT PLANS (CONTINUED)
    The Company's current policy is to fund the plan as covered benefits are paid. The actuarial and recorded liabilities for postretirement benefits, none of which have been funded, were as follows:

                                                                                                NOVEMBER 30,
                                                                                          ------------------------
                                                                                             1997         1996
                                                                                          -----------  -----------
Accumulated postretirement benefit obligation:
  Retirees..............................................................................  $    71,761  $    35,433
  Fully eligible active plan participants...............................................      104,182       97,139
  Other active plan participants........................................................      739,129      775,681
                                                                                          -----------  -----------
                                                                                              915,072      908,253
Plan assets at fair value...............................................................      --           --
                                                                                          -----------  -----------
Accumulated postretirement benefit obligation in excess of plan assets..................      915,072      908,253
Prior service cost not recognized in net periodic postretirement benefit cost...........      (95,864)    (102,547)
Unrecognized net gain (loss)............................................................       13,589     (110,393)
Unrecognized transition obligation......................................................     (182,943)    (195,140)
                                                                                          -----------  -----------
Postretirement benefit liability recognized in the consolidated balance sheets..........  $   649,854  $   500,173
                                                                                          -----------  -----------
                                                                                          -----------  -----------

    A 6% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1997 and 1996. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of November 30, 1997 and 1996 by approximately $142,000 and $139,000 , respectively, and increase the service and interest cost components of net periodic postretirement benefit cost by approximately $23,000 and $26,000, respectively. The weighted-average discount rate used to estimate the accumulated postretirement benefit obligation at November 30, 1997 and 1996 was 7.25%.

SUPPLEMENTAL RETIREMENT PLANS

    The Company provides noncontributory supplemental executive retirement plans for certain key executives. Normal retirement under the supplemental executive retirement plans is age 65, and participants receive benefits based on years of service and compensation. The Company provides a noncontributory plan for members of the Company's Board of Directors. Participants in the Board of Directors plan receive benefits based on years of service, as a non-employee director, upon retirement from the Board.

                             HARVEYS CASINO RESORTS

8. EMPLOYEE BENEFIT PLANS (CONTINUED)
    The following table sets forth the plan's funded status and amounts recognized in the Company's balance sheet as of November 30, 1997 and 1996:

                 ACTUARIAL PRESENT VALUE OF BENEFIT OBLIGATION

                                                                                             NOVEMBER 30,
                                                                                     ----------------------------
                                                                                         1997           1996
                                                                                     -------------  -------------
Accumulated benefit obligation, including vested benefits of $11,556,484 and
  $10,024,952, respectively........................................................  $  12,038,065  $  10,662,987
                                                                                     -------------  -------------
                                                                                     -------------  -------------
Projected benefit obligation for service rendered to date..........................  $  15,133,038  $  13,660,863
Plan assets at fair value..........................................................       --             --
                                                                                     -------------  -------------
Projected benefit obligation in excess of plan assets..............................     15,133,038     13,660,863
Unrecognized net loss..............................................................     (2,639,993)    (2,586,914)
Prior service cost not yet recognized in net periodic pension cost.................     (1,649,152)    (1,862,149)
Unrecognized net obligation at adoption date.......................................     (1,714,122)    (1,885,821)
                                                                                     -------------  -------------
Accrued pension cost recognized....................................................  $   9,129,771  $   7,325,979
                                                                                     -------------  -------------
                                                                                     -------------  -------------
Additional liability and intangible asset:
Accumulated benefit obligation.....................................................  $  12,038,065  $  10,662,987
Less: Plan assets at fair value....................................................       --             --
                                                                                     -------------  -------------
Unfunded accumulated benefit obligation............................................     12,038,065     10,662,987
Less: Accrued pension cost.........................................................     (9,129,771)    (7,325,979)
                                                                                     -------------  -------------
Additional liability...............................................................  $   2,908,294  $   3,337,008
                                                                                     -------------  -------------
                                                                                     -------------  -------------
Intangible asset--limited to unrecognized net obligation plus prior service cost...  $   2,908,294  $   3,337,008
                                                                                     -------------  -------------
                                                                                     -------------  -------------

    Pension cost consists of the following components:

                                                                                  YEARS ENDED NOVEMBER 30,
                                                                          ----------------------------------------
                                                                              1997          1996          1995
                                                                          ------------  ------------  ------------
Service cost--benefits earned during the period.........................  $    502,946  $    425,334  $    286,453
Interest cost on projected benefit obligation...........................       987,746       907,147       835,627
Return on plan assets...................................................       --            --            --
Net amortization and deferral...........................................       496,173       517,165       451,468
                                                                          ------------  ------------  ------------
Net periodic pension cost...............................................  $  1,986,865  $  1,849,646  $  1,573,548
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

    The projected benefit obligation for November 30, 1997 and 1996 was determined using an assumed discount rate of 7.25% and an assumed salary increase rate of 5%. The Company has recorded additional liabilities of $2,908,294 and $3,337,008, and intangible assets of $2,908,294 and $3,337,008 as of November 30, 1997 and 1996, respectively. As of November 30, 1997 and 1996, a liability of approximately $12.0

                             HARVEYS CASINO RESORTS

8. EMPLOYEE BENEFIT PLANS (CONTINUED)
and $10.6 million, respectively, is included in the consolidated balance sheets under the caption "Other liabilities" for the above plan.

SELF INSURED PLANS

    The Company is self insured for employee medical coverage and workers' compensation for the benefit of its employees. Estimated accrued obligations for claims under these self-insured plans as of November 30, 1997 and 1996 were approximately $2.4 million and $1.6 million, respectively. The Company's maximum liability under both plans is limited by stop-loss agreements with insurance companies.

9. COMMITMENTS AND CONTINGENCIES

LETTERS OF CREDIT

    In connection with regulatory requirements, the Company was required to issue irrevocable standby letters of credit to guarantee the Company's obligation to satisfy a progressive slot machine jackpot payout and guarantee payment of workers' compensation benefits. Outstanding standby letters of credit as of November 30, 1997 were as follows:

                                                                                     AMOUNT      EXPIRATION DATE
                                                                                  ------------  -----------------
Gaming Patron...................................................................  $    430,476   March 31, 1998
St. Paul Fire and Marine (workers' compensation)................................       812,500   April 15, 1998
                                                                                  ------------
                                                                                  $  1,242,976
                                                                                  ------------
                                                                                  ------------

EMPLOYMENT CONTRACTS

    The Company has entered into employment agreements, each of which expires prior to November 30, 2002, with certain key executives. The employment agreements provide for, among other things, annual base compensation, participation in bonus plans, certain stock grants and stock option provisions.

EMPLOYEE MEALS AND PAYROLL TAXES

    On September 30, 1997, the United States Tax Court issued an adverse ruling applicable to hotels and casinos which provide meals to employees. The Tax Court ruled that nonqualifying employees are required to recognize income based upon the fair value of the meals received in excess of the amount paid by the employee. Accordingly, employers may be liable for withholding and payroll taxes associated with the fair value of the meals provided to employees in excess of the amount paid by the employee. At this time it is uncertain whether or not the Company will be liable for withholding and payroll taxes related to the income excluded from nonqualifying employee wages for the meals it has provided.

CLAIMS AND LEGAL ACTIONS

    The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, all pending matters are either adequately covered by insurance or if not covered by insurance, will not have a material adverse effect on the Company's financial statements taken as a whole.

                             HARVEYS CASINO RESORTS

10. RELATED PARTY TRANSACTIONS

NOTES RECEIVABLE FROM RELATED PARTY TRUST

    Jessica L. Ledbetter, Kirk B. Ledbetter and Franklin K. Rahbeck, all directors of the Company, and Wells Fargo Bank, National Association are the co-trustees of the William B. Ledbetter and Beverlee A. Ledbetter Irrevocable Trust ("the Trust"). The Trust owns survivorship life insurance policies on the lives of William B. Ledbetter and Beverlee A. Ledbetter, deceased. William B. Ledbetter is an officer and director of the Company and until her death on September 12, 1995, Beverlee A. Ledbetter was the largest shareholder of the Company. Prior to fiscal 1995, the Company had paid premiums on the life insurance policies owned by the Trust. The Company has no further obligation to pay such premiums. The Trust has issued two notes payable to the Company for the amounts of the premiums previously paid by the Company. The notes are in the principal amounts of $1,376,995 and $455,272 and bear interest at the rate of 5.84% and 6.30%, respectively. Interest on the notes is payable on December 31 of each year and the entire unpaid principal amount becomes due on the earlier of November 15, 2001 or the death of William B. Ledbetter.

11. SALE OF INTERESTS IN UNCONSOLIDATED AFFILIATE

    Until October 24, 1997, the Company owned a 40% equity interest in HRHC. The Company accounted for this investment on the equity method. Pursuant to a management agreement between HRHC and HLVMC, relating to the management and operations of the Hard Rock Hotel and Casino owned by HRHC (the "Management Agreement"), the Company earned a base management fee from HRHC of 4% of adjusted gross revenue, as defined in the Management Agreement, and up to an additional 2% of adjusted gross revenue if certain financial targets were met.

    On October 24, 1997, the Company sold all of the capital stock of HRHC held by the Company, representing 40% of the then outstanding capital stock of HRHC, and all of the Company's rights under the Management Agreement. The capital stock and the rights under the Management Agreement were sold to HRHC. The sale closed pursuant to the terms of a Stock Purchase and Management Buyout Agreement entered into on July 1, 1997 by and among the Company, HLVMC, Lily Pond Investments, Inc., a Nevada corporation ("Lily Pond") and HRHC. Upon closing, the Management Agreement terminated and a stockholders' agreement among the Company, HRHC and Lily Pond was canceled.

    The Company received $45.0 million cash for the capital stock and the Company's rights under the Management Agreement. The Company received, in addition, approximately $1.2 million cash in satisfaction of a note and other amounts due the Company from HRHC as of October 24, 1997.

                             HARVEYS CASINO RESORTS

11. SALE OF INTERESTS IN UNCONSOLIDATED AFFILIATE (CONTINUED)
    Summarized balance sheet and statement of income information for HRHC as of November 30, 1996, for the year ended November 30, 1996 and for the period from December 1, 1996 through October 24, 1997 were as follows:

                                                                                  NOVEMBER 30,
                                                                                      1996
                                                                                  ------------
Summarized Balance Sheet Information (in thousands)
  Current assets................................................................   $   11,376
  Land, building and equipment, net.............................................       84,466
  Other assets..................................................................       11,792
                                                                                  ------------
    Total assets................................................................      107,634
                                                                                  ------------
  Current liabilities...........................................................       20,950
  Long-term debt................................................................       55,922
                                                                                  ------------
    Total liabilities...........................................................       76,872
                                                                                  ------------
    Net assets..................................................................   $   30,762
                                                                                  ------------
                                                                                  ------------

                                                                   PERIOD ENDED   YEAR ENDED
                                                                   OCTOBER 24,   NOVEMBER 30,
                                                                       1997          1996
                                                                   ------------  ------------
Summarized Statement of Income Information (in thousands)
  Revenues.......................................................   $   68,699    $   77,289
  Operating income...............................................       11,323        12,663
  Net income.....................................................        4,295         4,467

12. SUBSEQUENT EVENT (UNAUDITED)

    On February 1, 1998, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement, the Company has agreed to merge with Harveys Acquisition Corporation, a Delaware corporation which is an affiliate of Colony Investors III, L.P., a Delaware limited partnership and controlled affiliate of Colony Capital, Inc. of Los Angeles, California ("Colony Capital"). Upon closing of the transaction contemplated by the Merger Agreement, the Company will be an affiliate of Colony Capital. The all-cash transaction values each of the approximately 10.8 million fully diluted common shares of the Company at $28. Closing of the merger is subject to a number of conditions, including approval by the stockholders of at least two-thirds of the Company's common stock and receipt of all necessary regulatory approvals, including the approvals of Nevada, Colorado and Iowa gaming authorities. Stockholders owning approximately 41% of the Company's outstanding common stock, including the Company's largest stockholder, have agreed to vote in favor of the transaction. If the merger has not closed by September 1, 1998, the Company's stockholders would receive additional consideration under certain circumstances.


    If the merger is consummated, under the terms of the Indenture each holder of the Senior Subordinated Notes will have the right to require the Company to repurchase such holder's Senior Subordinated Notes at 101% of the principal amount plus accrued and unpaid interest to the repurchase date. See Note 4.

                             HARVEYS CASINO RESORTS

13. SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

    The following table sets forth unaudited selected quarterly financial information for each quarter of fiscal 1997 and 1996. This information, in the opinion of management, includes only normal recurring adjustments necessary for a fair representation of the information set forth therein. The operating results for any quarter are not indicative of results for any future period. Quarterly results may not be comparative due to the seasonal nature of operations.

                                                                          FIRST     SECOND      THIRD     FOURTH
                                                                        ---------  ---------  ---------  ---------
                                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Fiscal 1997
  Revenue.............................................................  $  58,554  $  71,709  $  83,676  $  69,624
  Operating income....................................................      4,599     11,560     17,995      7,126
  Income before income taxes (a)......................................          7      6,683     12,981     30,002
  Net income (a)......................................................          4      3,978      7,724     19,068
  Net income per common share (a) (b).................................  $    0.00  $    0.40  $    0.78  $    1.93

Fiscal 1996
  Revenue.............................................................  $  49,474  $  59,380  $  74,249  $  64,647
  Operating income....................................................        895      8,147     15,198      9,781
  Income (loss) before income taxes and extraordinary item............       (896)     5,049     10,533      4,918
  Extraordinary item, net of tax......................................     --           (141)      (380)    --
  Net income (loss)...................................................       (576)     3,003      5,905      2,961
  Net income (loss) per common share (b)..............................
    Income (loss) before extraordinary item...........................  $   (0.06) $    0.33  $    0.64  $    0.30
    Extraordinary item, net of tax....................................     --          (0.02)     (0.04)    --
    Net income (loss) per common share................................  $   (0.06) $    0.31  $    0.60  $    0.30

------------------------

(a) Income before income taxes, net income and net income per common share for the fourth quarter of fiscal 1997 include the effect of the gain recognized on the sale of the Company's interests in the Hard Rock Hotel and Casino. The gain on the transaction was approximately $27.4 million, before income taxes, and approximately $17.4 million on an after-tax basis.

(b) Net income (loss) per share calculations for each quarter are based on the weighted average number of common stock and common stock equivalents outstanding during the respective quarters; accordingly, the sum of the quarters does not equal the full-year income per share.

                             HARVEYS CASINO RESORTS

                UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                         AUGUST 31,  NOVEMBER 30,
                                                                                            1998         1997
                                                                                         ----------  ------------
                                                     ASSETS

Current assets
  Cash and cash equivalents............................................................  $   78,245   $   55,035
  Accounts and notes receivable, net...................................................       5,652        5,264
  Prepaid expenses.....................................................................       4,033        3,447
  Other current assets.................................................................       4,517        4,310
                                                                                         ----------  ------------
    Total current assets...............................................................      92,447       68,056
Property and equipment (net of accumulated depreciation of $141,565 and $128,110)......     316,658      318,270
Notes receivable--related parties......................................................       1,876        1,876
Other assets...........................................................................      15,664       15,263
                                                                                         ----------  ------------
    Total assets.......................................................................  $  426,645   $  403,465
                                                                                         ----------  ------------
                                                                                         ----------  ------------

                                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
  Current portion of long-term debt....................................................  $       11   $      633
  Accounts and contracts payable.......................................................       6,044        5,991
  Income taxes payable.................................................................       5,948        7,056
  Accrued interest payable.............................................................       4,153          175
  Accrued expenses.....................................................................      22,518       20,770
                                                                                         ----------  ------------
    Total current liabilities..........................................................      38,674       34,625
Long-term debt, net of current portion.................................................     150,209      150,220
Deferred income taxes..................................................................      23,023       23,023
Other liabilities......................................................................      18,131       16,240
                                                                                         ----------  ------------
    Total liabilities..................................................................     230,037      224,108
                                                                                         ----------  ------------
Commitments and contingencies
Stockholders' equity
  Preferred stock, $.01 par value; 5,000,000 shares authorized; none issued............      --           --
  Common stock, $.01 par value; 30,000,000 shares authorized; shares issued 10,079,671
    and 9,853,488......................................................................         101           99
  Additional paid-in capital and other.................................................      43,483       39,043
  Retained earnings....................................................................     153,267      140,415
  Treasury stock, at cost; 14,155 shares and 12,516 shares.............................        (243)        (200)
                                                                                         ----------  ------------
    Total stockholders' equity.........................................................     196,608      179,357
                                                                                         ----------  ------------
    Total liabilities and stockholders' equity.........................................  $  426,645   $  403,465
                                                                                         ----------  ------------
                                                                                         ----------  ------------

        The accompanying notes are an integral part of these statements.

                             HARVEYS CASINO RESORTS


             UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                                                                     NINE MONTHS ENDED AUGUST 31,
                                                                                     ----------------------------
                                                                                         1998           1997
                                                                                     -------------  -------------
Revenues
  Casino...........................................................................  $     183,501  $     162,397
  Lodging..........................................................................         26,157         24,659
  Food and beverage................................................................         35,479         33,380
  Other............................................................................          5,583          5,267
  Management fees and joint venture................................................       --                3,920
  Less: Casino promotional allowances..............................................        (17,763)       (16,092)
                                                                                     -------------  -------------
    Total net revenues.............................................................        232,957        213,531
                                                                                     -------------  -------------
Costs and expenses
  Casino...........................................................................         86,310         75,168
  Lodging..........................................................................         10,299         10,051
  Food and beverage................................................................         22,664         22,595
  Other operating..................................................................          2,230          2,145
  Selling, general and administrative..............................................         58,766         55,432
  Depreciation and amortization....................................................         15,641         13,987
  Merger related costs.............................................................          1,103       --
                                                                                     -------------  -------------
    Total costs and expenses.......................................................        197,013        179,378
                                                                                     -------------  -------------
Operating income...................................................................         35,944         34,153
                                                                                     -------------  -------------
Other income (expense)
  Interest income..................................................................          1,495            245
  Interest expense.................................................................        (13,390)       (14,776)
  Other, net.......................................................................           (123)            49
                                                                                     -------------  -------------
    Total other income (expense)...................................................        (12,018)       (14,482)
                                                                                     -------------  -------------
Income before income taxes.........................................................         23,926         19,671
Income tax provision...............................................................         (9,571)        (7,965)
                                                                                     -------------  -------------
Net income.........................................................................  $      14,355  $      11,706
                                                                                     -------------  -------------
                                                                                     -------------  -------------
Income per common share
  Basic............................................................................  $        1.43  $        1.19
                                                                                     -------------  -------------
                                                                                     -------------  -------------
  Diluted..........................................................................  $        1.41  $        1.19
                                                                                     -------------  -------------
                                                                                     -------------  -------------
  Dividends declared per common share..............................................  $        0.15  $        0.15
                                                                                     -------------  -------------
                                                                                     -------------  -------------
Weighted average common shares used in calculating income
  per common share
  Basic............................................................................     10,009,086      9,822,667
                                                                                     -------------  -------------
                                                                                     -------------  -------------
  Diluted..........................................................................     10,213,456      9,835,297
                                                                                     -------------  -------------
                                                                                     -------------  -------------


        The accompanying notes are an integral part of these statements.

                             HARVEYS CASINO RESORTS

           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                                                              NINE MONTHS ENDED
                                                                                                  AUGUST 31,
                                                                                            ----------------------
                                                                                               1998        1997
                                                                                            ----------  ----------
Cash flows from operating activities
  Net income..............................................................................  $   14,355  $   11,706
  Adjustments to reconcile net income to net cash provided by operating activities
    Depreciation and amortization.........................................................      15,641      13,987
    Other, net............................................................................       5,062      14,165
                                                                                            ----------  ----------
      Net cash provided by operating activities...........................................      35,058      39,858
                                                                                            ----------  ----------
Cash flows from investing activities
  Capital expenditures....................................................................     (13,040)    (22,114)
  Proceeds from disposition of assets.....................................................          98       3,674
  Other, net..............................................................................      --             (45)
                                                                                            ----------  ----------
      Net cash used in investing activities...............................................     (12,942)    (18,485)
                                                                                            ----------  ----------
Cash flows from financing activities
  Principal payments on long-term debt....................................................        (633)    (26,049)
  Dividends paid..........................................................................      (1,503)     (1,474)
  Proceeds from long-term debt............................................................      --          11,014
  Exercise of options to purchase stock...................................................       3,382         388
  Other, net..............................................................................        (152)       (325)
                                                                                            ----------  ----------
      Net cash used in financing activities...............................................       1,094     (16,446)
                                                                                            ----------  ----------
Increase in cash and cash equivalents.....................................................      23,210       4,927
Cash and cash equivalents at beginning of period..........................................      55,035      21,121
                                                                                            ----------  ----------
Cash and cash equivalents at end of period................................................  $   78,245  $   26,048
                                                                                            ----------  ----------
                                                                                            ----------  ----------
Supplemental cash flows disclosure
  Cash paid for interest, net of amounts capitalized......................................  $    8,513  $   10,104
  Cash paid for income taxes..............................................................       9,755         663

        The accompanying notes are an integral part of these statements.

                             HARVEYS CASINO RESORTS

         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION AND CONSOLIDATION

    Harveys Casino Resorts, a Nevada corporation, (the "Company") is engaged in the casino entertainment industry. Through its wholly-owned subsidiary, Harveys Tahoe Management Company, Inc. ("HTMC"), the Company owns and operates Harveys Resort Hotel/Casino on the south shore of Lake Tahoe, Nevada. The Company, through its wholly-owned subsidiary, Harveys C. C. Management Company, Inc. ("HCCMC"), owns and operates Harveys Wagon Wheel Hotel/Casino in Central City, Colorado. Until October 24, 1997, the Company, through its wholly-owned subsidiary, Harveys L.V. Management Company, Inc. ("HLVMC"), owned 40% of the equity interest in Hard Rock Hotel, Inc. ("HRHC"), which owns the Hard Rock Hotel and Casino in Las Vegas, Nevada. HLVMC had a contract to manage the Las Vegas hotel and casino. On October 24, 1997 the Company sold its 40% equity interest and its interest in the management contract to HRHC. Additionally, the Company's wholly-owned subsidiary, Harveys Iowa Management Company, Inc. ("HIMC") is the owner and operator of Harveys Casino Hotel, a riverboat casino, hotel and convention center complex in Council Bluffs, Iowa.

    The condensed consolidated financial statements include the accounts of Harveys Casino Resorts and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

    The condensed consolidated balance sheet as of November 30, 1997 has been prepared from the audited financial statements at that date. The accompanying condensed consolidated financial statements have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted.

    In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of financial condition, results of operations and cash flows have been included. The results of operations for the interim periods should not be considered indicative of results for a full fiscal year. These financial statements should be read in conjunction with the financial statements, and notes thereto, in the Company's Annual Report on Form 10-K for the year ended November 30, 1997.

2. PROPOSED MERGER


    At the Company's annual meeting of stockholders, held May 14, 1998, the Company's stockholders voted to adopt an Agreement and Plan of Merger, dated as of February 1, 1998 (the "Merger Agreement") and approved the merger described therein (the "Merger"). Pursuant to the Merger Agreement, the Company has agreed to merge with Harveys Acquisition Corporation, a Delaware corporation which is an affiliate of Colony Investors III, L.P., a Delaware limited partnership and an affiliate of Colony Capital, Inc. of Los Angeles, California ("Colony Capital"). Upon closing of the Merger, the Company will be an affiliate of Colony Capital. The all-cash transaction values each of the approximately 10.1 million outstanding common shares of the Company at $28 and each of the approximately 0.7 million common shares of the Company underlying outstanding options to purchase common shares at $28 less the option exercise price per share. Closing of the Merger is subject to a number of conditions, including receipt of all necessary regulatory approvals, including those of Nevada, Colorado and Iowa gaming authorities. The Company's stockholders may receive additional consideration under certain circumstances. The additional consideration would be an amount in cash, without interest, equal to the difference, if positive, of (a) the product of (i) $1.96 times (ii) a fraction the numerator of which shall be the number of days elapsed from and including September 1, 1998 to and excluding the date the Merger closes and the denominator of

                             HARVEYS CASINO RESORTS

2. PROPOSED MERGER (CONTINUED)
which shall be 365, minus (b) the quotient of (1) the aggregated amount of all cash dividends paid on the Company's common stock during the period from and including September 1, 1998 to and excluding the date the Merger closes, divided by (2) the number of shares of the Company's common stock upon which the cash consideration is to be paid plus the number of shares of the Company's common stock underlying the stock options to acquire the Company's common stock upon which the cash consideration is to be paid.

3. NET INCOME PER COMMON SHARE

    As of December 1, 1997, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings Per Share. The Company has restated the prior periods net income per common share to conform with the provisions of SFAS No. 128. Basic net income per common share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per common share is calculated by dividing net income by the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares include restricted stock and stock options outstanding and exercisable for the purpose of calculating diluted net income per common share. The Company has no other potentially dilutive securities.

    A reconciliation of net income and shares for basic and diluted net income per common share follows (dollars in thousands, except per share amounts):

                                                          THREE MONTHS                         THREE MONTHS
                                                     ENDED AUGUST 31, 1998                ENDED AUGUST 31, 1997
                                              ------------------------------------  ----------------------------------
                                                                        PER SHARE                           PER SHARE
                                               INCOME       SHARES       AMOUNT      INCOME      SHARES      AMOUNT
                                              ---------  ------------  -----------  ---------  ----------  -----------
Basic net income per common share...........  $   7,932    10,065,851   $    0.79   $   7,724   9,832,206   $    0.79
                                                                            -----                               -----
                                                                            -----                               -----
Effect of dilutive securities...............                  199,176                              19,237
                                              ---------  ------------               ---------  ----------
Diluted net income per common share.........  $   7,932    10,265,027   $    0.77   $   7,724   9,851,443   $    0.78
                                              ---------  ------------       -----   ---------  ----------       -----
                                              ---------  ------------       -----   ---------  ----------       -----

                                                        NINE MONTHS                          NINE MONTHS
                                                   ENDED AUGUST 31, 1998                ENDED AUGUST 31, 1997
                                            ------------------------------------  ----------------------------------
                                                                      PER SHARE                           PER SHARE
                                             INCOME       SHARES       AMOUNT      INCOME      SHARES      AMOUNT
                                            ---------  ------------  -----------  ---------  ----------  -----------
Basic net income per common share.........  $  14,355    10,009,086   $    1.43   $  11,706   9,822,667   $    1.19
                                                                          -----                               -----
                                                                          -----                               -----
Effect of dilutive securities.............                  204,370                              12,630
                                            ---------  ------------               ---------  ----------
Diluted net income per common share.......  $  14,355    10,213,456   $    1.41   $  11,706   9,835,297   $    1.19
                                            ---------  ------------       -----   ---------  ----------       -----
                                            ---------  ------------       -----   ---------  ----------       -----

4. RECENTLY ISSUED ACCOUNTING STANDARDS

    The Financial Accounting Standards Board ("FASB") has issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, which establishes new standards for determining a reportable segment and for disclosing information regarding each such segment. A reportable segment is an operating segment: (a) that engages in business activities from which it earns revenues and incurs expenses, (b) whose operating results are regularly reviewed by the enterprise's chief operating decision

                             HARVEYS CASINO RESORTS

4. RECENTLY ISSUED ACCOUNTING STANDARDS (CONTINUED) maker in deciding how to allocate resources and in assessing performance, (c) for which discrete financial information is available, and (d) that exceeds specific quantitative thresholds. SFAS No. 131 will be effective for the Company beginning December 1, 1998. On adoption, and to the extent practicable, segment information for earlier comparative periods will be restated. The Company anticipates, with the adoption of SFAS No. 131, it will expand its segment disclosures relative to its Nevada, Colorado and Iowa operations. The Company believes the segment information required to be disclosed under SFAS No. 131 will have no effect on the Company's consolidated results of operations, financial position or cash flows, but will be more comprehensive than previously provided, including expanded disclosure of income statement and balance sheet items for each of its reportable operating segments.

    The Accounting Standards Executive Committee of the American Institute of Certified Public Accountants has issued Statement of Position ("SOP") 98-5, Reporting on the Costs of Start-Up Activities. SOP 98-5 requires costs of start-up activities (commonly referred to as pre-opening costs in the gaming industry) to be expensed as incurred. The Company will be required to adopt SOP 98-5 beginning December 1, 1999, although earlier adoption is encouraged. On adoption, restatement of previously issued financial statements will not be permitted. The initial effect of adopting SOP 98-5 will be reported as the cumulative effect of a change in accounting principle. The Company has not yet determined if it will elect to adopt SOP 98-5 early nor has it determined what effect, if any, the adoption of SOP 98-5 will have on the financial position or results of operations of the Company.

5. SUBSIDIARY GUARANTORS

    The 10 5/8% Senior Subordinated Notes due 2006 (the "Senior Subordinated Notes"), issued by the Company are guaranteed by all direct and indirect subsidiaries of the Company (the "Subsidiary Guarantors") except for subsidiaries which are inconsequential. The guarantees are full and unconditional and are joint and several. The aggregate assets, liabilities, earnings, and equity of the Subsidiary Guarantors are substantially equivalent to the assets, liabilities, earnings, and equity of the Company on a consolidated basis. Separate financial statements and other disclosures concerning the Subsidiary Guarantors have not been included because management has determined they are not material to investors. If the Merger is consummated (see Note 2), under the terms of the Indenture governing the Senior Subordinated Notes, each holder of the Senior Subordinated Notes will have the right to require the Company to repurchase such holder's Senior Subordinated Notes at 101% of the principal amount plus accrued and unpaid interest to the repurchase date.

                                 EXHIBIT INDEX


  EXHIBIT
  NUMBER                                                   DESCRIPTION
-----------  --------------------------------------------------------------------------------------------------------
       2.1   Agreement and Plan of Merger dated as of February 1, 1998 by and between Harveys Acquisition
               Corporation, a Nevada corporation, and Harveys Casino Resorts, a Nevada corporation*

       3.1   Articles of Incorporation of Harveys Acquisition Corporation*

       3.2   Form of Amended and Restated Bylaws of Harveys Acquisition Corporation

       4.1   Form of stock certificate*

      10.1   Memorandum of Understanding dated February 1, 1998 among Harveys Acquisition Corporation, a Nevada corporation, Charles W. Scharer, Stephen L. Cavallaro and John L. McLaughlin*

      10.2   Voting and Profit Sharing Agreement dated as of February 1, 1998 by and among Harveys Acquisition
               Corporation and the individuals and entities signatory thereto*

      10.3   Noncompetition and Trade Secret Agreement dated as of February 1, 1998 by and among Harveys Acquisition
               Corporation and the individuals signatory thereto*

      10.4   Form of Director and Officer Indemnification Agreement

      27.1   Financial Data Schedule*


------------------------


 *  Previously filed